    As filed with the Securities and Exchange Commission on October 19, 1998
                                                   Registration No. 333-62685

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                              SPORTSLINE USA, INC.
             (Exact Name of Registrant as Specified in its Charter)
                                 --------------

           Delaware                                      7375                            65-0470894
(State or Other Jurisdiction of              (Primary Standard Industrial             (I.R.S. Employer
Incorporation or Organization)                Classification Code Number)            Identification No.)

                                 --------------

                                6340 N.W. 5th Way
                         Fort Lauderdale, Florida 33309
                                 (954) 351-2120
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)

                                 --------------

                                  Michael Levy
                      President and Chief Executive Officer
                              SportsLine USA, Inc.
                                6340 N.W. 5th Way
                         Fort Lauderdale, Florida 33309
                                 (954) 351-2120
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                               -------------------

                          Copies of Communications to:
                            Kenneth C. Hoffman, Esq.
                             Greenberg Traurig, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                              Phone: (305) 579-0500
                               Fax: (305) 579-0717

                                 --------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                -----------------

                         CALCULATION OF REGISTRATION FEE


===================================================================================================================================
                                                                 PROPOSED MAXIMUM         PROPOSED MAXIMUM            AMOUNT OF
        TITLE OF EACH CLASS OF          ADDITIONAL AMOUNT       OFFERING PRICE PER    AGGREGATE OFFERING PRICE    REGISTRATION FEE
      SECURITIES TO BE REGISTERED      TO BE REGISTERED (1)          SHARE (2)                    (1)                     (3)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share      900,000                   $8.875                  $7,987,500               $2,356.32
===================================================================================================================================

(1) The Registrant previously registered 1,776,458 shares of Common Stock at $20.375, the average of the high and low sales prices for the Common Stock on August 28, 1998 as reported on the Nasdaq National Market in the Registrant's initial filing of this Registration Statement on September 1, 1998.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 and based upon the average of the high and low sales prices for the Common Stock on October 14, 1998 as reported on the Nasdaq National Market.
(3) Represents the incremental registration fee for the 900,000 additional shares of Common Stock being registered hereby. The Registrant previously paid a registration fee of $10,677.63 for the remaining 1,776,458 shares registered hereby on September 1, 1998.


                                 ---------------


         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED OCTOBER 19, 1998

                             [SPORTSLINE USA LOGO]


                                2,676,458 Shares

                                  Common Stock
                            -------------------------


      This Prospectus relates to the public offering, which is not being underwritten, of up to 2,676,458 shares of Common Stock (the "Shares") of SportsLine USA, Inc. ("SportsLine USA" or the "Company"), which may be offered from time to time for the account of certain shareholders and warrantholders of the Company or by donees, transferees or other successors in interest that receive such Shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Shareholders"). The Company will receive no part of the proceeds of such sales. Of the Shares being offered, (i) 674,558 Shares were originally issued to the former stockholders of GolfWeb, a California corporation ("GolfWeb"), in connection with the Company's January 29, 1998 acquisition of GolfWeb, (ii) 46,924 shares were originally issued to the former stockholders of International Golf Outlet, Inc., a Texas corporation ("IGO"), in connection with the Company's June 29, 1998 acquisition of IGO, (iii) 1,054,976 Shares were originally issued, or are issuable upon the exercise of warrants (the "Warrants") granted by the Company, to various athletes, consultants, advisors and other content providers, of which 426,986 Shares are subject to Warrants which are not currently exercisable and (iv) 900,000 Shares are issuable upon the exercise of Warrants granted by the Company to America Online, Inc. ("AOL"), of which 450,000 Shares are subject to Warrants which are not currently exercisable. See "Selling Shareholders."


      The Shares may be offered and sold by the Selling Shareholders from time to time in one or more transactions effected in the over-the-counter market, on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated market prices. The Selling Shareholders may effect such transactions directly, or indirectly through broker-dealers or agents acting on their behalf, and such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they act as agent or to whom they sell Shares as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. See "Plan of Distribution." Under certain circumstances, the Selling Shareholders and any broker-dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of the Shares by them and any commissions, discounts or concessions received by any such broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.

      The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders. The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered by the Selling Shareholders. In addition, the Company has agreed to indemnify certain of the Selling Shareholders against certain liabilities, including liabilities arising under the Securities Act.


      The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SPLN." On October 16, 1998, the last sale price of the Common Stock as reported on the Nasdaq National Market was $9.00 per share. See "Price Range of Common Stock."

                            -------------------------

                The Common Stock offered hereby involves a high
            degree of risk. See "Risk Factors" beginning on page 6.

                            -------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
          THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is          , 1998

      No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                            -------------------------

                                TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----
Summary...........................................................................................................3
Risk Factors......................................................................................................6
Use of Proceeds..................................................................................................18
Price Range of Common Stock......................................................................................18
Dividend Policy..................................................................................................18
Capitalization...................................................................................................19
Selected Consolidated Financial Data.............................................................................20
Management's Discussion and Analysis of Financial Condition and Results of Operations............................21
Business.........................................................................................................29
Management.......................................................................................................42
Certain Transactions.............................................................................................50
Principal Shareholders...........................................................................................52
Selling Shareholders.............................................................................................53
Plan of Distribution.............................................................................................55
Description of Capital Stock.....................................................................................57
Legal Matters....................................................................................................60
Experts..........................................................................................................60
Available Information............................................................................................60
Additional Information...........................................................................................60
Index to Financial Statements...................................................................................F-1


                            -------------------------

      "SportsLine USA" is a registered service mark of the Company. The CBS "eye device" is a registered trademark of CBS Inc. This Prospectus also includes trademarks and trade names of companies other than the Company and CBS Inc. All other company or product names are trademarks or registered trademarks of their respective owners.

      Information contained on the Company's Web Sites shall not be deemed to constitute a part of this prospectus.

                                     SUMMARY

      This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the financial statements and notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of outstanding options or warrants.

                                   The Company

      SportsLine USA is a leading Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. cbs.sportsline.com, the Company's flagship site on the World Wide Web (the "Web"), delivers real-time, in-depth and compelling sports content and programming that capitalizes on the Web's unique graphical and interactive capabilities. The Company's other Web sites include those devoted to (i) sports superstars such as Joe Namath, Michael Jordan (jordan.sportsline.com), Tiger Woods (tigerwoods.com), Shaquille O'Neal (shaq.com), Cal Ripken, Jr. (2131.com) and Wayne Gretzky (gretzky.com), (ii) specific sports such as golf (golfweb.com), cricket (cricinfo.org) and soccer (soccernet.com), (iii) international sports coverage (sportsline.com/u/worldwide) and (iv) electronic odds and analysis on major sports events (vegasinsider.com). The Company's objective is to become the leading Internet-based sports media company and to create a global sports brand. To this end, the Company focuses exclusively on sports and distinguishes itself from other content providers by offering innovative, timely and comprehensive sports content.

      The Company generates revenue from multiple sources. Since March 31, 1996, a majority of the Company's revenue has been derived from advertising. More than 200 advertisers have purchased sponsorships and advertisements from the Company, including numerous major automotive, consumer products, financial, publishing and entertainment, technology and telecommunications companies. Although most of the content on the Company's Web sites is free, users can purchase memberships and premium content and products. The Company also derives revenue from transactions on its Web sites, including the sale of limited edition collectibles and memorabilia, licensed apparel and other sports-related products, syndication of its programming in other media, and development of Web sites for third parties.

      The Company distributes a broad range of up-to-date news, scores, player and team statistics and standings, photos and audio and video clips obtained from CBS and other leading sports news organizations as well as the Company's superstar athletes; distributes instant odds and picks from well-known handicappers; produces and distributes entertaining, interactive and original programming such as editorials and analyses from its in-house staff and freelance journalists; produces and offers contests, games, fantasy league products and fan clubs; and sells sports-related merchandise and memorabilia. The Company also owns and operates a state-of-the-art radio studio from which it produces all-sports radio programming which is broadcast over the Internet and on traditional radio stations in association with the SportsFan Radio Network.


      A key element of the Company's strategy is to establish strategic relationships to increase consumer awareness of the SportsLine brand and build traffic on its Web sites. In March 1997, the Company established a strategic alliance with CBS Broadcasting, Inc. ("CBS") pursuant to which CBS acquired a minority ownership interest in the Company, and the Company's flagship Web site was renamed "cbs.sportsline.com." The CBS agreement provides for cbs.sportsline.com to receive, among other things, at least $57 million of network television advertising and on-air promotion through 2001, primarily during CBS television sports broadcasts such as the NFL, the NCAA Men's Basketball Tournament, NCAA Football, PGA Tour events, U.S. Open tennis and the Daytona 500. The Company believes that its relationship with CBS, in particular the branding of its flagship Web site as "cbs.sportsline.com" and the promotion the Company will receive on CBS television broadcasts, will enable it to establish SportsLine as a broadly recognized consumer brand. In July 1997, the Company entered into a strategic programming and distribution agreement with America Online Inc. ("AOL"), pursuant to which cbs.sportsline.com became the first "anchor tenant" on AOL's Sports Channel. In October 1998, the Company and AOL entered into a new three-year agreement (the "AOL Agreement") and significantly expanded their online relationship to provide Company-produced sports news and statistics, special features, major event coverage and merchandise on several key AOL brands around the world. Under the AOL Agreement, the Company became the premier provider of special features and major event coverage to the Sports Channel on the AOL service, as well as an anchor tenant in the Sports Web Center on aol.com, AOL's Web site. cbs.sportsline.com will also be the premier national sports partner with a presence on all Digital City local services, currently serving 50 cities, and an anchor tenant in the Sports Channel on CompuServe. In addition, SportsLine WorldWide will become the premier global provider of country-specific sports content to all of AOL's international services, and the Company will become the premier provider of licensed sports equipment and apparel as well as golf products within the Sports Channel on the AOL service.

In July 1997, the Company entered into an agreement with Microsoft Corporation ("Microsoft") pursuant to which cbs.sportsline.com is bundled into Microsoft's "Active Desktop" as part of Microsoft's release of the latest version of Internet Explorer ("IE4"). cbs.sportsline.com is also featured as a default content "channel" in the Channel Finder of Netscape Communication Corporation's ("Netscape") Netcaster software, which utilizes "push" delivery to give users the ability to subscribe to dynamic Web content and to browse these channels and Web sites offline from their desktop. The Company's SportsLine WorldWide Web site offers coverage of international sports, such as cricket and soccer, through strategic relationships with major publishing organizations in Brazil (O Estado de Sao Paulo), France (Le Monde), Germany (Verlagsgruppe Fleet), the Netherlands (World Online) and Spain (El Pais). The Company has also established strategic marketing relationships with sports superstars, personalities, organizations and affinity groups.



      The Company was incorporated in Delaware in February 1994. Its principal executive offices are located at 6340 N.W. 5th Way, Fort Lauderdale, Florida 33309, and its telephone number is (954) 351-2120. Unless the context otherwise requires, the terms "Company" or "SportsLine USA" refer to SportsLine USA, Inc. and its subsidiaries, and the terms "cbs.sportsline.com," "vegasinsider.com," "golfweb.com" and "igogolf.com" refer to the Company's Web sites, located at http://cbs.sportsline.com, http://www.vegasinsider.com, http://www.golfweb.com and http://www.igogolf.com, respectively. All references to cbs.sportsline.com include, where appropriate, www.sportsline.com, which was the address of the Company's flagship Web site prior to March 1997.

                                  The Offering


         Common Stock offered by the
           Selling Shareholders......................    2,676,458 shares (1)

         Common Stock outstanding
           as of September 30, 1998..................    19,121,282 shares (2)

         Use of proceeds.............................    The Company will not receive any proceeds from the sale
                                                         of the shares by the Selling Shareholders.
                                                         See "Use of Proceeds."

         Nasdaq National Market symbol...............    "SPLN"




                        Summary Financial Information (3)
                      (In thousands, except per share data)

                                             Year Ended December 31,              Six Months Ended June 30,
                                    ----------------------------------------    ----------------------------
                                       1995           1996           1997           1997            1998
                                    ---------       ---------      ---------    -----------      -----------
                                                                                         (unaudited)
Statement of Operations Data:
Revenue........................     $     100       $   3,058      $  12,014    $     3,507     $    13,802
Gross margin (deficit).........          (718)         (1,175)         1,583           (645)          5,418
Loss from operations...........        (6,182)        (16,372)       (34,971)       (14,824)        (18,102)
Net loss.......................     $  (6,108)      $ (16,103)     $ (34,177)   $   (14,465)    $   (16,511)
Net loss per share--basic and
   diluted.....................     $   (1.59)      $   (2.31)     $   (3.08)   $     (1.43)    $    ( 0.96)
Weighted average common and
   common equivalent shares
   outstanding--basic and
   diluted.....................         3,836           6,971         11,108         10,129          17,170

                                                                                                June 30, 1998
                                                                                                -------------
                                                                                                 (unaudited)
Balance Sheet Data:
Cash and marketable securities............................................................         $106,646
Working capital...........................................................................          113,385
Total assets..............................................................................          128,668
Long-term obligations.....................................................................              346
Total shareholders' equity................................................................          120,975

-------------------

(1) Includes 876,986 Shares which are subject to Warrants that are not currently exercisable.


(2) Excludes 2,398,403 shares of Common Stock issuable pursuant to stock options outstanding as of September 30, 1998 (of which options to purchase approximately 412,512 shares were exercisable) with a weighted average exercise price of $13.20 per share and 1,859,968 shares of Common Stock issuable upon the exercise of warrants outstanding as of September 30, 1998 (of which warrants to purchase approximately 1,394,482 shares were exercisable) with a weighted average exercise price of $8.87 per share. See "Management--Stock Plans" and Note 6 of Notes to Consolidated Financial Statements. Also excludes (i) 2,751,925 shares of Common Stock issuable pursuant to the Company's agreement with CBS (including 1,140,000 shares issuable upon the exercise of warrants to be granted to CBS), and (ii) 550,000 shares of Common Stock and warrants to purchase 450,000 shares of Common Stock issued to AOL in October 1998 pursuant to the AOL Agreement. See "Certain Transactions--CBS Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments."

(3) On January 29, 1998, the Company acquired all of the outstanding capital stock of GolfWeb in exchange for approximately 844,490 shares of Common Stock and the assumption of stock options and warrants to purchase up to approximately 53,300 shares of Common Stock. The consolidated financial data gives effect to the acquisition, which was accounted for under the "pooling-of-interests" accounting method. See Note 2 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

      This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

                Risk Factors Related to the Company's Operations

Limited Operating History; Anticipation of Continuing Losses; Accumulated
Deficit

      The Company was incorporated in February 1994 and commercially introduced its first Web site in August 1995. The Company first recognized revenue from operations in the quarter ended September 30, 1995. Accordingly, the Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in the new and rapidly evolving Internet-based advertising, information services and commerce markets. To address these risks, the Company must, among other things, provide compelling and original content to Internet users, maintain existing relationships and effectively develop new relationships with advertisers, their advertising agencies and other third parties, develop and upgrade its technology, respond to competitive developments and attract, retain and motivate qualified personnel. There can be no assurance that the Company will succeed in addressing such risks, and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

      Since its inception, the Company has incurred substantial costs to develop and enhance its technology, to create, introduce and enhance its service offerings, to acquire and develop content, to build traffic on its Web sites, to acquire members, to establish marketing relationships and to build an administrative organization. The Company intends to continue these efforts and, in addition, to increase its spending for content development and acquisition and for marketing. The Company has entered into various licensing, royalty and consulting agreements with content providers, vendors, athletes and sports organizations, which agreements provide for consideration in various forms, including issuance of warrants to purchase Common Stock and payment of royalties, bounties and certain other guaranteed amounts on a per member and/or a minimum dollar amount basis over terms ranging from one to ten years. Additionally, some of these agreements provide for a specified percentage of advertising and merchandising revenue to be paid to the athlete or organization from whose Web site the revenue is derived. As of December 31, 1997, the minimum guaranteed payments required to be made by the Company under such agreements were $15,151,000. The Company's minimum guaranteed payments are subject to reduction in the case of certain agreements based upon the appreciation of warrants issued, the value of stock received on exercise of such warrants and the amount of profit sharing earned under the related agreements. Also, the Company recorded noncash expense of $7,835,000 for year ended December 31, 1997 and $6,000,000 for the six months ended June 30, 1998 related to the CBS agreement and will record an additional $48,004,000 of noncash expense related to the CBS agreement over the remaining term of that agreement. As a consequence of the foregoing, the Company has incurred operating losses in each of its fiscal quarters and years since inception and expects to continue to incur significant operating losses for at least the next 30 to 36 months. As of June 30, 1998, the Company had an accumulated deficit of $73,303,499.

      The Company has achieved only limited revenue to date and its ability to generate significant revenue is subject to substantial uncertainty. There can be no assurance that the Company will ever generate sufficient revenue to meet its expenses or achieve or maintain profitability and the failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition. Further, in view of the rapidly evolving nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 5 and 8 of Notes to Consolidated Financial Statements.

Unpredictability of Future Revenue; Potential Fluctuations in Quarterly Operating Results; Seasonality

      As a result of the Company's relatively short operating history and the emerging nature of the markets in which it competes, the Company is limited in its ability to accurately forecast its revenue. The Company derives revenue from a mix of advertising, merchandise sales, membership and premium service fees, content licensing, Web site development and syndication fees. Through December 31, 1997, Web site development and syndication revenue have not been significant. Because changes in revenue from memberships and premium services are expected to occur over a period of time while advertising revenue will be recognized when the advertisements appear, fluctuations in quarterly revenue and operating results are likely to be particularly affected by the level of advertising revenue within each quarter. The Company's current and future expense levels are based largely on its expectations concerning future revenue and are to a large extent fixed. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and a shortfall in revenue in relation to the Company's expectations could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company currently intends to significantly increase its operating expenses to develop and enhance its technology, to create, introduce and enhance its service offerings, to acquire and develop content, to fund increased sales and marketing expenses and to enter into new strategic agreements. To the extent that such expenses precede or are not subsequently followed by increased revenue, the Company's business, results of operations and financial condition could be materially adversely affected.

      The Company's quarterly operating results have fluctuated in the past and are expected to continue to fluctuate in the future as a result of a variety of factors, many of which are outside the Company's control. These factors include: the level of usage of the Internet; the level of traffic on the Company's Web sites; demand for Internet advertising; seasonal trends in both Internet usage and advertising placements; the addition or loss of advertisers; the advertising budgeting cycles of individual advertisers; the number of users that purchase memberships, merchandise or premium services; the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations; the introduction of new sites and services by the Company or its competitors; price competition or pricing changes in the industry; general economic conditions; and economic conditions specific to the Internet, electronic commerce and online media.

      The Company expects that its revenue will be higher leading up to and during major U.S. sports seasons and lower at other times of the year, particularly during the summer months. In addition, the effect of such seasonal fluctuations in revenue could be enhanced or offset by revenue associated with major sports events, such as the Olympics, the Ryder Cup and the World Cup, although such events do not occur every year. The Company believes that advertising sales in traditional media, such as television, generally are lower in the first and third calendar quarters of each year, and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Internet is accepted as an advertising medium, seasonality and cyclicality in the level of Internet advertising expenditures could become more pronounced. The foregoing factors could have a material adverse effect on the Company's business, results of operations and financial condition. Due to all of the foregoing factors, it is possible that the Company's operating results will fall below the expectations of securities analysts or investors in some future quarter. In such event, the trading price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence on CBS Relationship

      In March 1997, the Company entered into a five-year agreement with CBS, pursuant to which the Company's flagship Web site was renamed "cbs.sportsline.com." Over the term of the agreement, the Company has the right to use certain CBS logos and television-related sports content and expects to receive, among other things, at least $57 million of network television advertising and on-air promotions. In connection therewith, the Company recorded noncash expense of $7,835,000 for the year ended December 31, 1997 and $6,000,000 for the six months ended June 30, 1998 related to the CBS agreement and will record an additional $48,004,000 of noncash expense related to the CBS agreement over the remaining term of that agreement. Such network television advertising and on-air promotions, as well as the association of the Company's brand with CBS, are important elements of the Company's strategy to increase awareness of the SportsLine brand and build traffic on its Web sites. The CBS agreement provides that the Company shall (i) maintain and operate the Company's flagship Web site, cbs.sportsline.com, in accordance with guidelines and restrictions developed from time to time by the Company and CBS (which would prohibit, among other things, the Company from providing on cbs.sportsline.com gambling information or content that is sexually explicit, contains profanity, is slanderous or libelous or that denigrates a particular group based on gender, race, creed, religion, sexual preference or disability) and (ii) cease using any content on cbs.sportsline.com which CBS determines conflicts, interferes with or is detrimental to CBS's reputation or business or which becomes subject to any third party restriction or claim which would prohibit, limit or restrict the use of such content on the Internet. Under the agreement, CBS has the right to receive 60% of the Company's advertising revenue sold on cbs.sportsline.com pages related to certain "signature events" and 50% of the Company's advertising revenue sold on cbs.sportsline.com pages containing other CBS television-related sports content. CBS has the right to terminate the agreement upon the acquisition by a CBS competitor of 40% or more of the voting power of the Company's outstanding equity securities or in certain other circumstances, including if the Company breaches a material term or condition of the agreement or becomes insolvent or subject to bankruptcy or similar proceedings. There can be no assurance that CBS will perform its obligations under the agreement, or that the agreement will significantly increase consumer awareness of the Company's brand or build traffic on its Web sites. Any failure of CBS to perform its material obligations under the agreement, or the termination of the agreement prior to the end of the term in accordance with its terms, would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Transactions CBS Agreement" and
Note 5 of Notes to Consolidated Financial Statements.

Dependence on Strategic Relationships


      In addition to its relationship with CBS, the Company has entered into other strategic relationships with sports superstars, personalities, organizations and affinity groups, commercial online services (such as AOL), third party Web sites and developers of browsers and other Internet-based products to increase awareness of its brand among consumers, to create revenue opportunities and to obtain content for its Web sites. There can be no assurance that any party to a strategic agreement with the Company will perform its obligations as agreed or that any such agreement would be specifically enforceable by the Company. Many of the Company's strategic agreements are short-term in nature, such as the Company's agreement with AOL, which expires in September 1998. In addition, certain of the Company's agreements with its strategic partners may be terminated by either party on short notice. The failure to maintain or renew its existing strategic relationships, to establish additional strategic relationships or to fully capitalize on any such relationship could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Strategic Relationships."


Intense Competition

      The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of Web sites on the Internet competing for consumers' attention and spending has proliferated with no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company competes, directly and indirectly, for advertisers, viewers, members, content providers, merchandise sales and rights to sports events with the following categories of companies: (i) online services or Web sites targeted to sports enthusiasts generally (such as ESPN SportsZone and CNN and Sports Illustrated's CNN/SI) or to enthusiasts of particular sports (such as Web sites maintained by Major League Baseball, the NFL, the NBA and the NHL); (ii) publishers and distributors of traditional off-line media (such as television, radio and print), including those targeted to sports enthusiasts, many of which have established or may establish Web sites; (iii) general purpose consumer online services such as AOL and Microsoft Network, each of which provides access to sports-related content and services; (iv) vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services; and (v) Web search and retrieval services, such as Excite, InfoSeek, Lycos and Yahoo!, and other high-traffic Web sites, such as those operated by C|NET and Netscape. The Company anticipates that the number of its direct and indirect competitors will increase in the future. Management believes that the Company's most significant competitors are ESPN SportsZone and CNN/SI, Web sites which offer a variety of sports content.

      Many of the Company's current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, significantly greater name recognition and substantially larger user or membership bases than the Company and, therefore, have a significantly greater ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly than the Company to new or emerging technologies and changes in Internet user requirements and to devote greater resources than the Company to the development, promotion and sale of their services. There can be no assurance that the Company's current or potential competitors will not develop products and services comparable or superior to those developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would materially and adversely affect the Company's business, results of operations and financial condition. In addition, as the Company expands internationally it may face new competition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressures faced by the Company would not have a material adverse effect on its business, results of operations and financial condition. See "Business--Competition."

Dependence on Content Providers; Significant Payments Required to be Made to Content Providers; Risk of Third Party Claims

      The Company relies on independent content providers for sports news, scores, statistics and other sports information. The Company's future success depends, in significant part, on its ability to maintain and renew its existing relationships with such content providers and to build new relationships with other content providers. The Company's agreements with content providers generally are short-term and may be terminated by the content provider if the Company fails to fulfill its obligations under the applicable agreement. Some of the Company's content providers compete with one another and, to some extent, with the Company for advertising and members. Termination of one or more significant content provider agreements would decrease the availability of sports news and information which the Company can offer its customers and could have a material adverse effect on the Company's business, results of operations and financial condition.

      The Company's agreements with most of its content providers are nonexclusive, and many of the Company's competitors offer, or could offer, content that is similar or the same as that obtained by the Company from such content providers. In addition, the growing reach and use of the Internet have further intensified competition in this industry. Consumers have gained free access to certain information provided directly on the Internet by certain content providers. To the extent that content providers, including but not limited to the Company's current suppliers, provide information to users at a lower cost than the Company or at minimal or no cost, the Company's business, results of operations and financial condition could be materially adversely affected.

      Fees payable to content providers constitute a significant portion of the Company's cost of revenue. There can be no assurance that the Company's content providers will enter into or renew agreements with the Company on the same or similar terms as those currently in effect. If the Company is required to increase the fees payable to its content providers, such increased payments could have a material adverse effect on the Company's business, results of operations and financial condition. Moreover, the Company may in the future be subject to third party claims, for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of information supplied by its content providers, and any such claims may have a material adverse effect on the Company's business, results of operations and financial condition. See "--Intellectual Property; Risk of Third Party Claims for Infringement," "--Liability for Information Retrieved from the Internet" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Associated with Acquisitions

      During the six months ended June 30, 1998, the Company completed two acquisitions. The Company intends to continue to pursue opportunities to acquire or invest in businesses, products and technologies that would complement or expand its existing business. Such acquisitions and investments involve a number of risks that could adversely affect the Company's operating results, including the diversion of management's attention, the assimilation of the operations and personnel of acquired companies, the amortization of acquired intangible assets and the potential loss of key employees of acquired companies. There can be no assurance that any businesses acquired by the Company will be successfully integrated or that the Company will be able to consummate future acquisitions on satisfactory terms.

Risks Associated with International Expansion

      The Company intends to continue to expand internationally and expects that its international operations will be subject to most of the risks inherent in its business generally. There can be no assurance that revenue from international operations will increase in the future or that operating losses will not be incurred from such operations. In addition, there are certain risks inherent in doing business in international markets, such as changes in regulatory requirements, tariffs and other trade barriers, fluctuations in currency exchange rates, potentially adverse tax consequences and difficulties in managing or overseeing foreign operations, and there are likely to be different consumer preferences and requirements in such markets. There can be no assurance that one or more of such factors would not have a material adverse effect on the Company's current or future international operations and, consequently, on the Company's business, results of operations and financial condition.




Intellectual Property; Risk of Third Party Claims for Infringement

      The Company's performance and ability to compete are dependent to a significant degree on its internally developed content and technology. The Company relies on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements with its employees and with third parties and contractual provisions to establish and protect its proprietary rights. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate, that the Company will be able to secure trademark registrations for all of its marks in the United States and/or foreign countries, or that third parties will not infringe upon or misappropriate the Company's copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain foreign countries, and the global nature of the Internet makes it impossible to control the ultimate destination of the Company's services. In the future, litigation may be necessary to enforce and protect the Company's trade secrets, copyrights and other intellectual property rights.


      There can be no assurance that third parties will not bring copyright or trademark infringement claims against the Company, or claim that the Company's use of certain technologies violates a patent. If it is determined that the Company has infringed upon a third party's proprietary rights, there can be no assurance that any necessary licenses or rights could be obtained on terms satisfactory to the Company, if at all. The inability to obtain any required license on satisfactory terms could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and have to participate in proceedings before the United States Patent and Trademark Office ("USPTO") to determine priority of rights to the trademark, which could result in substantial costs to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademark. Any such litigation would be costly and divert management's attention, either of which could have a material adverse effect on the Company's business, results of operations and financial condition. Adverse determinations in such litigation could result in the loss of certain of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties, and prevent the Company from selling its services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company licenses a substantial portion of its content from third parties, its exposure to copyright infringement actions may increase because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content. The Company generally obtains representations as to the origins and ownership of such licensed content and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations.


      In 1996, the Company was issued a United States trademark registration for its former SportsLine USA logo. The Company has applied to register in the United States its current SportsLine USA logo and a number of other marks, several of which include the term "SportsLine USA." The Company has filed applications to register "SportsLine" marks in Australia and the United Kingdom. There can be no assurance that the Company will be able to secure adequate protection for these trademarks in the United States or in foreign countries. Many foreign countries have a "first-to-file" trademark registration system and thus the Company may be prevented from registering its marks in certain countries if third parties have previously filed applications to register or have registered the same or similar marks. It is possible that competitors of the Company or others will adopt product or service names similar to the Company's, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The inability of the Company to protect its "SportsLine USA" and other marks adequately would have a material adverse effect on the Company's business, results of operations and financial condition.

      As part of its confidentiality procedures, the Company generally enters into agreements with its employees and consultants and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. Notwithstanding the precautions taken by the Company, it might be possible for a third party to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford the Company little or no effective protection of its intellectual property. The Company also relies on a variety of technology that it licenses from third parties, including its Internet server software, which is used in the Company's Web sites to perform key functions. There can be no assurance that these third party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of or inability of the Company to maintain or obtain upgrades to any of these technology licenses could materially adversely affect the Company's business, results of operations and financial condition.

Management of Growth

      The Company has rapidly and significantly expanded its operations and anticipates that significant expansion of its operations will continue to be required in order to address potential market opportunities. The Company expanded from five employees at January 1, 1995 to 254 employees at June 30, 1998, and the Company expects to add additional personnel in the near future. Such growth has placed, and any future growth may continue to place, substantial strain on the Company's management, operational and financial resources and systems. To manage its growth, the Company must implement, improve and effectively utilize its operational, management, marketing and financial systems and train and manage its employees. In addition, it may become necessary for the Company to increase the capacity of its software, hardware and telecommunications systems on short notice. There can be no assurance that the Company will be able to effectively manage the expansion of its operations or that the Company's systems or procedures or controls will be adequate to support the Company's operations. Any failure of management to effectively manage the Company's growth would have a material adverse effect on the Company's business, results of operations and financial condition.

Risk of System Failure, Delays and Inadequacy

      The performance of the Company's Web sites is critical to its reputation and ability to attract and retain users, advertisers and members. Services based on sophisticated software and computer systems often encounter development delays and the underlying software may contain undetected errors or failures when introduced. Any system error or failure that causes interruption in availability or an increase in response time could result in a loss of potential or existing users, advertisers or members and, if sustained or repeated, could reduce the attractiveness of the Company's Web sites to users and advertisers. A sudden and significant increase in the number of users of the Company's Web sites also could strain the capacity of the software, hardware or telecommunications systems deployed by the Company, which could lead to slower response time or system failures. In addition, if the number of Web pages or users of the Company's Web sites increases substantially, there can be no assurance that the Company's hardware and software infrastructure will be able to adequately handle the increased demand. The Company's operations also are dependent upon receipt of timely feeds and computer downloads from its content providers, and any failure or delay in the transmission or receipt of such feeds and downloads, whether on account of system failure of the Company, its content providers, the public network or otherwise, could disrupt the Company's operations. Any failure or delay that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, results of operations and financial condition. The Company relies on private third party providers to provide it with access to the Internet. Any disruption in the Company's Internet access or any failure of the Company's third party provider to handle higher volumes of users could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is also dependent upon Web browsers and Internet service providers ("ISPs") and online service providers ("OSPs") to provide Internet users access to the Company's Web sites, and members and users may experience difficulties accessing or using the Company's Web sites due to system failures or delays unrelated to the Company's systems.

      The Company's operations are dependent on its ability to maintain its computer and telecommunications equipment in effective working order and to protect its systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins, computer viruses and other events beyond the Company's control. Although the Company has developed an out-of-state disaster recovery plan to respond to system failures and also maintains property insurance for its equipment, there can be no assurance that the Company's disaster recovery plan is capable of being implemented successfully, if at all, or that such insurance will be adequate to compensate the Company for all losses that may occur or to provide for costs associated with business interruption. Any damage or failure that causes system disruptions or other significant interruptions in the Company's operations could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Key Personnel

      The Company's future success depends, in significant part, upon the continued service of its senior management and other key personnel. The Company maintains $2 million of key man life insurance covering Michael Levy, the Company's President and Chief Executive Officer, and in June 1998 entered into an employment agreement with Mr. Levy which continues in effect through December 31, 2003. However, the loss of the services of Mr. Levy or one or more of the Company's other executive officers or key employees could have a material adverse effect on the Company, and there can be no assurance that the Company will be able to retain its key personnel. See "Management--Directors and Executive Officers" and "Management--Employment Agreements."

      The Company's future success also depends on its continuing ability to attract and retain highly qualified technical, editorial and managerial personnel. Competition for such personnel is intense, and the Company has, at times, experienced difficulties in attracting the desired number of such individuals. There can be no assurance that the Company will be able to attract or retain a sufficient number of highly qualified employees in the future. If the Company is unable to hire and retain personnel in key positions, the Company's business, results of operations and financial condition could be materially adversely affected.

                     Risks Related to the Internet Industry

Emerging Market for the Company's Services

      The Company operates in a market that is at a very early stage of development, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed competing products and services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Because the market for the Company's Web sites is new and evolving, it is difficult to predict, with any assurance, the size of this market and its growth rate, if any. In addition, it is not known whether individuals will utilize the Internet to any significant degree as a means of purchasing goods and services. The adoption of the Internet for commerce, particularly by those individuals and companies which historically have relied upon traditional means of commerce, will require a broad acceptance of new methods of conducting business and exchanging information. There can be no assurance that the market for the Company's Web sites will develop or that demand for the Company's service will emerge or be sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's Web sites do not achieve or sustain market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected.

Dependence on Adoption of the Internet as an Advertising Medium; Reliance on Short-Term Advertising Contracts; Competition for Advertisers

      The Company derives a substantial portion of its revenue from the sale of advertisements on its Web sites. The Company's ability to generate advertising revenue will depend on, among other factors, the development of the Internet as an advertising medium, the amount of traffic on and the membership bases of the Company's Web sites and the Company's ability to achieve and demonstrate user and member demographic characteristics that are attractive to advertisers. Most potential advertisers and their advertising agencies have only limited experience with the Internet as an advertising medium and have not devoted a significant portion of their advertising expenditures to Internet-based advertising. There can be no assurance that advertisers or advertising agencies will be persuaded to allocate or continue to allocate portions of their budgets to Internet-based advertising or, if so persuaded, that they will find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. No standards have yet been widely accepted for the measurement of the effectiveness of Internet-based advertising, and there can be no assurance that such standards will develop sufficiently to support Internet-based advertising as a significant advertising medium. In addition, the widespread adoption of technologies that permit Internet users to selectively block out unwanted graphics, including advertisements, attached to Web pages could adversely affect the growth of the Internet as an advertising medium. Acceptance of the Internet among advertisers and advertising agencies will also depend, to a large extent, on the level of use of the Internet by consumers, which is highly uncertain, and upon growth in the commercial use of the Internet. If widespread commercial use of the Internet does not develop, or if the Internet does not develop as an effective and measurable medium for advertising, the Company's business, results of operations and financial condition would be materially adversely affected.

      The Company's advertising revenue to date has been derived under short-term contracts. Consequently, the Company's advertising customers can move their advertising to competing Web sites or to other media quickly and without penalty, thereby increasing the Company's exposure to competitive pressures. There can be no assurance that the Company's current advertisers will continue to purchase advertisements, or that the Company will be able to secure new advertising contracts from existing or future customers at attractive rates or at all. Any failure of the Company to achieve sufficient advertising revenue would have a material adverse effect on the Company's business, results of operations and financial condition.

      There is intense competition for the sale of advertising on high-traffic Web sites, which has resulted in a wide range of rates quoted by different vendors for a variety of advertising services, making it difficult to project levels of Internet advertising that will be realized generally or by any specific company. Competition for advertisers among present and future Web sites, as well as competition with other traditional media for advertising placements, could result in significant price competition. Most of the Company's advertisements to date have been sold on the basis of the number of "impressions," or times that an advertisement appears in page views downloaded by users, rather than on the number of "click-throughs," or user requests for additional information made by clicking on the advertisement. There can be no assurance that the Company's future advertising customers will continue to pay on a per-impression basis rather than on a "click-through" basis. In addition, there can be no assurance that the Company's advertising customers will accept the internal and third-party measurements of impressions received by advertisements on the Company's Web sites, or that such measurements will not contain errors. The foregoing factors and uncertainties could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Advertising and Sales."

Dependence on Continued Growth in Use of the Internet

         The Company's success is highly dependent upon continued growth in the use of the Internet generally and, in particular, as a medium for advertising, information services and commerce. Use of the Internet by consumers is at a very early stage of development, and market acceptance of the Internet as a medium for advertising, information services and commerce is subject to a high level of uncertainty. The rapid growth of global commerce and the exchange of information on the Internet and online services is new and evolving, making it difficult to predict whether the Internet will prove to be a viable commercial marketplace. The Company believes that its future success will require the development and widespread acceptance of the Internet and online services as a medium for advertising and commerce. In particular, the Company's future financial success will be dependent on the sale of advertising on its Web sites and its ability to attract and retain paying members and to sell merchandise and premium services. There can be no assurance that the Internet will be a successful commerce and information channel. The Internet may not prove to be a viable commercial marketplace due to inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by sustained growth.

Risks Associated with Technological Change

      The Internet industry is characterized by rapid technological developments, evolving industry standards, changes in user and customer requirements, frequent new service and product introductions and enhancements. The introduction of services or products embodying new technologies or the emergence of new industry standards and practices could render the Company's existing Web sites and proprietary technology obsolete and unmarketable or require significant unanticipated investments in product development. The Company's performance will depend, in part, on its ability to license leading technologies, enhance its existing services, develop new proprietary technologies that address the increasingly sophisticated and varied needs of Web users and advertisers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of Web sites and other proprietary technologies entails significant technical and business risks. There can be no assurance that the Company will be successful in using new technologies effectively or adapting its Web sites and proprietary technologies to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to technological developments, evolving industry standards, changing market conditions or customer requirements, or if the Company's Web sites do not achieve market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected.

Internet Commerce Security Risks

      A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur it could have a material adverse effect on the Company's business, results of operations and financial condition. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company or third party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches would not have a material adverse effect on the Company's business, results of operations and financial condition.

Government Regulation and Legal Uncertainties

      The Company is subject to various laws and governmental regulations applicable to businesses generally. The Company believes it is currently in compliance with such laws and that such laws do not have a material impact on its operations. In addition, although there are currently few laws or regulations directly applicable to access to or commerce on the Internet, due to the increasing popularity and use of the Internet, it is possible that more stringent consumer protection laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy and expression, pricing, intellectual property, information security, anti-competitive practices, the convergence of traditional channels with Internet commerce, characteristics and quality of products and services and the taxation of subscription fees or gross receipts of ISPs. On June 26, 1997, the United States Supreme Court held unconstitutional provisions of the Communications Decency Act of 1996, which, among other things, imposed criminal penalties on anyone who distributes obscene, lascivious or indecent communications over the Internet. The enactment or enforcement of other federal or state laws or regulations in the future may increase the Company's cost of doing business or decrease the growth of the Internet and could in turn decrease the demand for the Company's products and services, increase the Company's costs, or otherwise have an adverse effect on the Company's business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, libel and personal privacy is uncertain, may take years to resolve and could expose the Company to substantial liability for which the Company might not be indemnified by the content providers or other third parties. Any such new legislation or regulation or the application of existing laws and regulations to the Internet could have a material adverse effect on the Company's business, results of operations and financial condition.

      The Company's contests and sweepstakes may be subject to state and federal laws governing lotteries and gambling. The Company seeks to design its contest and sweepstakes rules to fall within exemptions from such laws and restricts participation to individuals over 18 years of age who reside in jurisdictions within the United States and Canada in which the contests and sweepstakes are lawful. There can be no assurance that the Company's contests and sweepstakes will be exempt from such laws or that the applicability of such laws to the Company would not have a material adverse effect on the Company's business, results of operations and financial condition.

      Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject the Company to additional state sales and income taxes. As the Company's service is available over the Internet in multiple states and foreign countries, such jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. The failure by the Company to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject the Company to taxes and penalties for the failure to qualify. It is possible that the governments of other states and foreign countries also might attempt to regulate the Company's transmissions of content on its Web sites or prosecute the Company for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such law or that such laws will not be modified, or new laws enacted, in the future.

      In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association has filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate ISPs and OSPs in a manner similar to long distance telephone carriers and to impose access fees on the ISPs and OSPs. If either of these petitions are granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet. Any such new legislation or regulation or application or interpretation of existing laws could have a material adverse effect on the Company's business, results of operations and financial condition.

Liability for Information Retrieved from the Internet

      Due to the fact that materials may be downloaded from Web sites operated by the Company and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. Such claims have been brought, sometimes successfully, against online services in the past. In addition, the Company could be subject to liability with respect to content that may be accessible through the Company's Web sites or third party Web sites linked from the Company's Web sites. For example, claims could be made against the Company if material deemed inappropriate for viewing by children could be accessed through the Company's Web sites. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify the Company for all liability that may be imposed. Any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

                          Risks Related to the Offering

Possible Volatility of Stock Price


      The market price of the Common Stock has risen substantially since the Company's November 1997 initial public offering (the "IPO"). The trading price of the Common Stock has fluctuated significantly and could be subject to future fluctuations in response to quarterly variations in the Company's results of operations, announcements of technological innovations or new services or products by the Company or its competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of companies within certain industry groups such as technology companies and Internet-related companies in particular, and that often has been unrelated to the operating performance of such companies. These broad market fluctuations may materially adversely affect the trading price of the Common Stock. See "Price Range of Common Stock."

Control by Existing Shareholders


      The Company's present directors and executive officers, greater than 5% shareholders and their respective affiliates beneficially own approximately 41.9% of the outstanding Common Stock as of September 30, 1998. As a result, these shareholders, if they act as a group, will be able to significantly influence the outcome of all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. See "Management," "Principal Shareholders" and "Description of Capital Stock."


Anti-Takeover Effects of Certain Provisions of Delaware Law and the Company's Charter and Bylaws

      The Company is organized under the laws of the State of Delaware. Certain provisions of Delaware law may have the effect of delaying, deferring or preventing a change in control of the Company. In addition, certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and Amended and Restated Bylaws (the "Bylaws") may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a shareholder might consider in its best interest. The Certificate authorizes the Board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series, without any vote or action by the Company's shareholders. Thus, the Board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of the Company's Common Stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company, since the terms of the preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the Common Stock. Other provisions of the Certificate and Bylaws (i) divide the Company's Board of Directors into three classes, each of which will serve for different three-year periods, (ii) provide that the shareholders may not take action by written consent, but only at duly called annual or special meetings of shareholders, (iii) provide that special meetings of the shareholders may be called only by the Chairman of the Board of Directors or a majority of the entire Board of Directors and (iv) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at annual shareholders' meetings. See "Description of Capital Stock--Anti-takeover Effects of Certain Provisions of Delaware Law and the Company's Certificate of Incorporation and Bylaws."

Shares Eligible for Future Sale

      A substantial number of shares of Common Stock currently outstanding, or issuable upon exercise of outstanding stock options and warrants, are or will become eligible for future sale in the public market at prescribed times pursuant to applicable regulations or registration rights held by certain security holders. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales will occur, could have a material adverse effect on the market price of the Company's Common Stock. In connection with entering into strategic relationships, particularly with athletes, the Company has issued and may continue to issue warrants to purchase significant amounts of Common Stock. The issuance of significant amounts of warrants in the future, particularly warrants with exercise prices below the fair market value of the Common Stock at the time of issuance, could have a material adverse effect on the Company's results of operations or financial condition, or on the market price for the Company's Common Stock. See "Description of Capital Stock--Shares Eligible for Future Sale."

                                 USE OF PROCEEDS


      The proceeds from the sale of the Shares are solely for the account of the Selling Shareholders. Accordingly, the Company will not receive any of the proceeds from the sale of the Shares. See "Selling Shareholders" and "Plan of Distribution." The Company could receive up to approximately $45.9 million upon exercise of all of the Warrants (of which their is no assurance), which will be used for working capital and other general corporate purposes.



                           PRICE RANGE OF COMMON STOCK

      The Common Stock has been traded on the Nasdaq National Market under the symbol "SPLN" since November 13, 1997. The following table sets forth for the periods indicated the range of high and low closing sales prices per share of the Common Stock as reported by the Nasdaq National Market:


                                                                                   High               Low
                                                                                  ------             -----
           1997
                Fourth Quarter (commencing November 13, 1997)............         $10.75             $7.75

           1998
                First Quarter............................................          32.38             11.75
                Second Quarter ..........................................          38.38             22.75
                Third Quarter ...........................................          37.50             13.00
                Fourth Quarter (through October 16, 1998) ...............          16.38              7.69



      On October 16, 1998, the last sale price of the Common Stock, as reported by the Nasdaq National Market, was $9.00 per share. As of September 30, 1998, the Company had approximately 100 shareholders of record. The Company believes that the number of beneficial owners of the Common Stock is in excess of 300.



                                 DIVIDEND POLICY

         The Company has never paid any cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of June 30, 1998. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                                June 30, 1998(1)
                                                                                                ----------------
                                                                                                 (in thousands)
Long-term obligations, net of current maturities.........................................         $       346
Shareholders' equity(2):
   Preferred stock, $0.01 par value; 1,000,000 shares authorized, none
     issued and outstanding..............................................................                  --
   Common stock, $0.01 par value; 50,000,000 shares authorized,
     18,932,326 shares issued and outstanding............................................                 189
   Additional paid-in capital............................................................             194,089
   Accumulated deficit...................................................................             (73,303)
                                                                                                  -----------
       Total shareholders' equity........................................................             120,975
                                                                                                  -----------
            Total capitalization.........................................................         $   121,321
                                                                                                  ===========

------------------
(1) On January 29, 1998, the Company acquired all of the outstanding capital stock of GolfWeb in exchange for approximately 844,490 shares of Common Stock and the assumption of stock options and warrants to purchase up to approximately 53,300 shares of Common Stock. The acquisition was accounted for under the "pooling-of-interests" accounting method. See Note 2 of Notes to Consolidated Financial Statements.

(2) Excludes 2,095,444 shares of Common Stock issuable pursuant to stock options outstanding as of June 30, 1998 (of which options to purchase approximately 319,905 shares were exercisable) with a weighted average exercise price of $14.50 per share and 1,900,471 shares of Common Stock issuable upon the exercise of warrants outstanding as of June 30, 1998 (of which warrants to purchase approximately 1,431,638 shares were exercisable) with a weighted average exercise price of $8.23 per share. See "Management--Stock Plans." Also excludes (i) 2,751,925 shares of Common Stock issuable pursuant to the Company's agreement with CBS (including 1,140,000 shares issuable upon the exercise of warrants to be granted to
     CBS), and (ii) 550,000 shares of Common Stock and warrants to purchase 450,000 shares of Common Stock issued to AOL in October 1998 pursuant to the AOL Agreement. See "Certain Transactions--CBS Agreement" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments."

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated balance sheet data set forth below as of December 31, 1996 and 1997, and the selected consolidated statement of operations data for the years ended December 31, 1995, 1996 and 1997 have been derived from the Company's audited consolidated financial statements, which statements have been audited by Arthur Andersen LLP, independent certified public accountants, and appear elsewhere in this Prospectus. The selected consolidated balance sheet data as of June 30, 1998 and the selected consolidated statement of operations data for the six months ended June 30, 1997 and 1998 have been derived from the unaudited consolidated financial statements of the Company included elsewhere in this Prospectus which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                       February 23,
                                          1994
                                       (Inception)
                                         Through         Year Ended December 31, (1)        Six Months Ended June 30,
                                      December 31,  ------------------------------------     -------------------------
                                          1994         1995         1996          1997           1997          1998
                                       ----------   ----------   ----------     --------     ----------     ----------
                                                                                                    (Unaudited)
                                                          (In thousands, except share and per share data)
 Statement of Operations Data:
 Revenue............................   $       --   $      100   $    3,058     $ 12,014     $    3,507     $  13,802
 Cost of revenue....................           --          818        4,233       10,431          4,152         8,384
                                       -----------  ----------   ----------   ----------     ----------    ----------
 Gross margin (deficit).............           --         (718)      (1,175)       1,583           (645)        5,418
 Operating expenses:
   Product development............             58          721        1,445        2,541          1,357           713
   Sales and marketing..............           59        1,456        7,115       14,019          4,970         8,994
   General and administrative.......          309        3,081        5,644        8,305          3,398         6,139
   Depreciation and amortization....           16          206          993       11,689          4,454         7,674
                                       ----------   ----------   ----------   ----------     ----------    ----------
      Total operating expenses......          442        5,464       15,197       36,554         14,179        23,520
                                       ----------   ----------   ----------   ----------     ----------    ----------
 Loss from operations...............         (442)      (6,182)     (16,372)     (34,971)       (14,824)      (18,102)
 Interest expense...................           --          (51)        (161)        (146)           (74)          (54)
 Interest and other income, net.....           38          125          430          940            433         1,645
                                       ----------   ----------   ----------   ----------     ----------    ----------
 Net loss...........................   $     (404)  $   (6,108)  $  (16,103)  $  (34,177)    $  (14,465)   $  (16,511)
                                       ===========  ===========  ==========   ==========     ==========    ==========
 Net loss per share--basic and
   diluted..........................   $    (0.19)  $    (1.59)  $    (2.31)  $    (3.08)    $    (1.43)   $    (0.96)
                                       ===========  ===========  ==========   ==========     ===========   ==========
 Weighted average common and common
    equivalent shares
    outstanding--basic and diluted...   2,071,869    3,835,977    6,971,369   11,107,534     10,128,636    17,170,329
                                        =========    =========    =========   ==========     ==========    ==========

                                                     December 31,
                                 --------------------------------------------------
                                    1994          1995         1996         1997         June 30, 1998
                                 ----------   ----------    ----------  -----------      -------------
                                                     (in thousands)                       (Unaudited)
Balance Sheet Data:
Cash and cash equivalents        $    1,666   $    1,175    $   15,250  $    33,988      $     106,646
Working capital (deficit)             1,656       (1,349)       12,519       31,284            113,385
Total assets.............             1,962        3,901        19,984       45,726            128,668
Long-term obligations,
   net of current                        --          770           685          458                346
   maturities............
Total shareholders'                   1,910          405        15,426       36,985            120,975
   equity................

----------------
(1) On January 29, 1998, the Company acquired all of the outstanding capital stock of GolfWeb in exchange for approximately 844,490 shares of Common Stock and the assumption of stock options and warrants to purchase up to approximately 53,300 shares of Common Stock. The selected consolidated financial data gives effect to the acquisition, which was accounted for under the "pooling-of-interests" accounting method. See Note 2 of Notes to Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain risk factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following discussion also should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

Overview

      SportsLine USA is a leading Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide.

      The Company's activities during the year ended December 31, 1995 primarily related to recruiting personnel, licensing and creating content, developing and enhancing its software and hardware infrastructure, negotiating relationships with sports superstars, personalities, organizations and affinity groups, and raising capital. Although most of the content on the Company's Web sites is free, users of the Company's Web sites can purchase memberships and premium content and products. Prior to March 1996, substantially all of the Company's revenue was derived from membership subscriptions and fees for premium services. The Company first recognized advertising revenue in March 1996. Advertising revenue and fees from memberships and premium services constituted approximately 66% and 29%, respectively, of the Company's total revenue in 1996 and 53% and 22%, respectively, of the Company's total revenue in 1997. The Company also derived revenue from content licensing, primarily barter. In the fall of 1997, the Company launched a redesigned merchandise area, The Sports Store (thesportstore.com), from which it derives revenue offering consumers a wide assortment of branded sports merchandise, licensed apparel, league, event and team merchandise and unique sports superstar collectibles and memorabilia. In November 1997, the Company entered into an agreement to syndicate certain of its radio programming. As of June 30, 1998, one of the Company's sports and talk radio shows was broadcast on traditional radio stations in approximately 50 markets in association with the SportsFan Radio Network. The Company also expects to syndicate its content in other media and to develop web sites for third parties. Through June 30, 1998, the Company's syndication and site development revenue has not been significant.

      Advertising revenue is recognized in the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions," or times that advertisements appear in page views downloaded by users. Revenue relating to monthly memberships is recognized in the month the service is provided. Revenue relating to annual memberships and seasonal sports contests is recognized ratably over the life of the membership agreement or contest period. Accordingly, amounts received for which services have not yet been provided are recorded as deferred revenue on the Company's balance sheets. Content licensing revenue is recognized over the period of the license agreement as the Company delivers its content. Merchandise revenue is recognized once the product has been shipped and payment is reasonably assured.

      On January 29, 1998, the Company acquired all of the outstanding capital stock of GolfWeb in exchange for approximately 844,490 shares of Common Stock and the assumption of stock options and warrants to purchase up to approximately 53,300 additional shares of Common Stock. The acquisition was accounted for under the "pooling-of-interests" accounting method. Accordingly, the Company's consolidated financial statements include the accounts of GolfWeb. See Notes 2 and 5 of Notes to Consolidated Financial Statements.

      On June 29, 1998, the Company acquired International Golf Outlet, Inc. ("IGO"), a privately-held Internet retailer of fine golf equipment and accessories, for $2 million, consisting of $350,000 in cash and $1.65 million of Common Stock (46,924 shares). The Company also agreed to issue to the IGO shareholders additional Common Stock, valued at $1.5 million at the time of the acquisition, if IGO meets certain revenue and earnings targets over the three-year period following the acquisition.

RECENT DEVELOPMENTS

      Effective as of October 1, 1998, the Company and AOL entered into the AOL Agreement, which has an initial term of three years, subject to extension for up to two additional three-year terms at the option of AOL under certain circumstances. Under the AOL Agreement, the Company became the premier provider of special features and major event coverage to the Sports Channel on the AOL service, as well as an anchor tenant in the Sports Web Center on aol.com, AOL's Web site. cbs.sportsline.com will also be the premier national sports partner with a presence on all Digital City local services, currently serving 50 cities, and an anchor tenant in the Sports Channel on CompuServe. In addition, SportsLine WorldWide will become the premier global provider of country-specific sports content to all of AOL's international services, and the Company will become the premier provider of licensed sports equipment and apparel as well as golf products within the Sports Channel on the AOL service. The Company will (i) pay AOL cash in the amount of $8 million, (ii) issue AOL 550,000 shares of Common Stock and (iii) grant AOL warrants to purchase an additional 900,000 shares of Common Stock at exercise prices ranging from $20 to $40 per share, 450,000 of which are subject to vesting based on the Company's achievement of specified revenue thresholds. Furthermore, the Company has agreed to make a deficiency payment to AOL if AOL is not able to realize at least $15 million from the sale of the 550,000 shares of Common Stock issued to it, provided, that AOL holds and does not sell any of such shares for a period of two years. In addition, AOL will be eligible to share in direct revenues attributable to AOL promotion of Company offerings on AOL brands once certain thresholds specified in the agreement have been met. Over the three-year agreement, the Company will receive a number of guaranteed impressions on AOL's commercial online services and Web sites.

      On October 7, 1998, the Company announced that for the quarter ended September 30, 1998 it expected to report a net loss of approximately $.41 per share, and that it anticipated that total revenue for the quarter would be approximately $7.4 million. Of the total revenue for the quarter, the Company announced that it expected to report approximately $4.2 million in advertising revenue and approximately $1.1 million in e-commerce revenue, with the balance coming from membership and premium services and content licensing. The Company noted in its announcement that although it continued to experience strong traffic over the summer, lower advertising rates and a lower than budgeted inventory sell-through rate affected advertising revenue during this third quarter of 1998. The Company also noted that because the Web advertising market outside of the United States has not yet matured, strong traffic generated from the Company's international sites did not result in a corresponding increase in advertising revenue. Additionally, the Company reported that average daily page views during the third quarter increased 225% to approximately 5.2 million, compared to approximately 1.6 million average daily page views during the same quarter of 1997. Traffic during the month of September 1998 grew to approximately 6.3 million average page views per day.



      On October 14, 1998, the Company settled a lawsuit alleging various trademark infringement claims. In connection with the settlement, the Company will record a non-recurring charge of approximately $1.1 million in the third quarter of 1998. The Company believes that it will collect insurance proceeds to offset a portion of the settlement expenses, including certain legal fees; however, there can be no assurance that the Company will be able to collect such proceeds. See "Business - Intellectual Property."


Results of Operations

  Revenue

      Total revenue for the year ended December 31, 1997 was $12,014,000 compared to $3,058,000 for the year ended December 31, 1996 and $100,000 for the year ended December 31, 1995. Total revenue for the six months ended June 30, 1998 and 1997 was $13,802,000 and $3,507,000, respectively. The increase in revenue in each period was primarily due to increased advertising sales, as well as increased revenue from the sale of merchandise, memberships and premium service fees, and content licensing. Advertising revenue for the years ended December 31, 1997, 1996 and 1995 and for the six months ended June 30, 1998 and 1997 accounted for approximately 53%, 66%, 30%, 62% and 56%, respectively, of total revenue. Advertising revenue increased primarily as a result of a higher number of impressions sold and additional sponsors advertising on the Company's Web sites. During 1997 and the six months ended June 30, 1998, the Company increased its sales efforts, including expanding its sales force and opening sales offices in New York City, San Francisco, Chicago and Los Angeles. In addition to increased sales efforts, the number of impressions available on the Company's Web sites increased as more content was produced. Membership and premium services revenue increased $1,055,000 in the six months ended June 30, 1998 compared to the same period in 1997. Basic membership revenue increased as a result of additional member signups and retention. Basic membership fees remained the same during 1996 and 1997. Premium service revenue increased due to increased participation in the Company's fantasy sports contests as well as increased number of premium products, including the Company's vegasinsider.com Web site, which was launched in March 1997. The Company had approximately 56,400 paying members as of June 30, 1998. E-commerce revenue increased to $1,049,000 for the year ended December 31, 1997 compared to $151,000 and $0 for the years ended December 31, 1996 and 1995, respectively. E-commerce revenue increased 155% to $1,041,000 for the six months ended June 30, 1998 from $409,000 for the six months ended June 30, 1997. During the fourth quarter of 1997, the Company launched The Sports Store (thesportstore.com), which offers a variety of branded sports merchandise, books, videos and unique collectible memorabilia. Both advertising and E-commerce revenue increased during the six months ended June 30, 1998 in part due to special events in 1998, such as the Winter Olympics and World Cup Soccer. Content licensing and other revenue increased $2,021,000 in the six months ended June 30, 1998 compared to the same period in 1997 primarily due to an agreement entered into in July 1997 between the Company and AOL. In addition, during June 1998, the Company acquired IGO, an Internet retailer of fine golf equipment and accessories (igogolf.com). See "Business--Merchandise." As of June 30, 1998, the Company had deferred revenue of $1,797,000 relating to cash or receivables for which services had not yet been provided.

      Barter transactions, in which the Company received advertising or other services or goods in exchange for content or advertising on its Web sites, accounted for approximately 19%, 16%, 4%, 17% and 2% of total revenue for the years ended December 31, 1997, 1996 and 1995 and for the six months ended June 30, 1998 and 1997, respectively. Barter revenue increased in the first six months of 1998 primarily due to revenue related to the AOL agreement. In future periods, management intends to maximize cash advertising and content licensing revenue, although the Company will continue to enter into barter relationships when deemed appropriate.

  Cost of Revenue

      Cost of revenue consists primarily of content fees to third parties and payroll and related expenses for the Company's editorial and operations staff who are responsible for creating content on the Company's Web sites and radio programs. Telecommunications, Internet access and computer related expenses for the support and delivery of the Company's services are also included in cost of revenue. Cost of revenue also consists of cost of merchandise sold as well as prizes awarded to contestants in the Company's various contests. Also included in cost of revenue are royalty and other payments paid to certain content providers, technology and marketing partners and celebrity athletes based on membership levels or percentage of revenue generated subject, in certain instances, to specified minimum amounts.

      Cost of revenue for the year ended December 31, 1997 was $10,431,000 compared to $4,233,000 and $818,000 for the years ended December 31, 1996 and 1995, respectively. Cost of revenue for the six months ended June 30, 1998 and 1997 was $8,384,000 and $4,152,000, respectively. The increase in cost of revenue for each period was primarily the result of increased revenue sharing, content fees and athlete/personality fees incurred, as well as increases in editorial and operations staff necessary for the production of sports-related information and programming on the Company's Web sites. In addition, telecommunications cost has increased for each period as the Company increased its capacity to provide support and delivery of its services to the increased traffic on its Web sites. The Company anticipates that cost of revenue will grow as it increases staffing to expand its services, increases its merchandising efforts and incurs higher content and royalty fees, and as the Company requires more bandwidth from its ISPs. As a percentage of revenue, cost of revenue decreased to 87% for the year ended December 31, 1997 from 138% and 819%, for the years ended December 31, 1996 and 1995, respectively, and decreased to 61% for the six months ended June 30, 1998 from 118% for the six months ended June 30, 1997.

  Operating Expenses

      Product Development. Product development expense consists primarily of consulting and employee compensation and related expenses required to support the development of existing and new service offerings and proprietary content. These costs are expensed as incurred.

      Product development expense was $2,541,000 for the year ended December 31, 1997 compared to $1,445,000 and $721,000 for the years ended December 31, 1996 and 1995, respectively. The increase in product development expense in each period was primarily attributable to increases in technical personnel and associated costs relating to developing the features and functionality of the Company's Web sites. Product development expense was $713,000 for the six months ended June 30, 1998 compared to $1,357,000 for the six months ended June 30, 1997. The decrease in product development expense in the first half of 1998 is primarily the result of the reduction of product development personnel and consultants at GolfWeb. The Company believes that significant investments in product development are required to remain competitive. Consequently, the Company intends to continue to invest significant resources in product development. As a percentage of revenue, product development expense decreased to 21% for the year ended December 31, 1997 from 47% and 722%, for the years ended December 31, 1996 and 1995, respectively, and to 5% for the six months ended June 30, 1998 from 39% for the six months ended June 30, 1997.

      Sales and Marketing. Sales and marketing expense consists of salaries and related expenses, advertising, marketing, promotional, business development and public relations expenses and member acquisition costs. Member acquisition costs consist primarily of the direct costs of member solicitation, including advertising on other Web sites and the cost of obtaining qualified prospects from direct marketing programs and from third parties. The Company expenses member acquisition costs as incurred.

      Sales and marketing expense was $14,019,000 for the year ended December 31, 1997 compared to $7,115,000 and $1,456,000 for the years ended December 31, 1996 and 1995, respectively. Sales and marketing expense was $8,994,000 for the six months ended June 30, 1998 compared to $4,970,000 for the six months ended June 30, 1997. The increase in sales and marketing expense in each period was primarily the result of the growth in the number of personnel and related costs and increased advertising on other Web sites. Barter transactions accounted for approximately 16%, 7% and 0% of sales and marketing expense for the years ended December 31, 1997, 1996 and 1995, respectively and for 27% and 1% of sales and marketing expense for the six months ended June 30, 1998 and 1997, respectively. The increase in the proportionate amount of barter expense was due to the use of barter for content licensing during 1998. As a percentage of revenue, sales and marketing expense decreased to 117% for the year ended December 31, 1997 from 233% and 1,458%, for the years ended December 31, 1996 and 1995, respectively, and to 65% for the six months ended June 30, 1998 from 142% for the six months ended June 30, 1997.

      General and Administrative. General and administrative expense consists of salary and related costs for executive, finance and accounting, technical and customer support, human resources and administrative functions as well as professional service fees. General and administrative expense for the year ended December 31, 1997 was $8,305,000 compared to $5,644,000 and $3,081,000 for the years ended December 31, 1996 and 1995, respectively. General and administrative expense for the six months ended June 30, 1998 was $6,139,000 compared to $3,398,000 for the six months ended June 30, 1997. The increase in general and administrative expense in each period was primarily attributable to salary and related expenses for additional personnel and an increase in professional fees. The Company increased general and administrative expense in each year to develop and maintain the administrative infrastructure necessary to support the growth of its business. As a percentage of revenue, general and administrative expense decreased to 69% for the year ended December 31, 1997 from 185% and 3,086%, for the years ended December 31, 1996 and 1995, respectively, and to 44% for the six months ended June 30, 1998 from 97% for the six months ended June 30, 1997.

      Depreciation and Amortization. Depreciation and amortization expense consists of the depreciation of property and equipment, amortization of costs associated with consulting agreements and, beginning in March 1997, the amortization of deferred advertising and content costs relating to the CBS agreement. Depreciation and amortization expense for the year ended December 31, 1997 was $11,689,000 compared to $993,000 and $206,000 for the years ended December 31, 1996 and 1995, respectively. Depreciation and amortization expense was $7,674,000 for the six months ended June 30, 1998 compared to $4,454,000 for the six months ended June 30, 1997. The increase in depreciation and amortization expense from 1995 to 1996 was primarily attributable to increases in property and equipment. The increase in depreciation and amortization expense from 1996 to 1997 and from the second half of 1997 to the second half of 1998 was primarily due to the amortization of amounts related to the CBS agreement and to a much lesser extent additional property and equipment.

      Under the Company's agreement with CBS, the Company will issue at the beginning of each contract year shares of Common Stock and warrants to purchase Common Stock in consideration of CBS's advertising and promotional efforts and its license to the Company of the right to use certain CBS logos and television-related sports content. The value of the advertising and content will be recorded annually in the balance sheet as deferred advertising and content costs and amortized to depreciation and amortization expense over each related contract year. See Note 5 of Notes to Consolidated Financial Statements. Total expense under the CBS agreement was $7,835,000 for the year ended December 31, 1997 and $6,000,000 for the six months ended June 30, 1998, and will be $6,001,000 for the remainder of 1998, $12,001,000 in 1999, $15,001,000 in 2000 and $15,001,000 in 2001.

      Interest Expense. Interest expense consists primarily of interest paid on the Company's existing equipment line of credit, on capital lease obligations and on short-term loans that have been repaid. Interest expense was $146,000 for the year ended December 31, 1997 compared to $161,000 and $51,000 for the years ended December 31, 1996 and 1995, respectively. Interest expense was $54,000 for the six months ended June 30, 1998 compared to $74,000 for the six months ended June 30, 1997. The decrease in interest expense from 1996 to 1997 was primarily due to the repayment of a $973,000 term loan during 1996. In addition, in January 1997 the Company fully paid the balance due under a capital lease of telecommunications equipment and in February 1998, the Company fully paid the balance of two of its equipment lines.

      Interest and Other Income, Net. Interest and other income, net primarily represents interest earned on cash and cash equivalents and marketable securities. Interest and other income, net for the year ended December 31, 1997 was $940,000 compared to $430,000 and $125,000 for the years ended December 31, 1996 and 1995, respectively. Interest and other income, net for the six months ended June 30, 1998 was $1,645,000 compared to $433,000 for the six months ended June 30, 1997. The increase from period to period was primarily attributable to the higher average investments in cash and cash equivalents and, in 1997 and 1998, marketable securities of the proceeds from the IPO and the Company's April 1998 secondary public offering. The Company anticipates that interest income may decrease in future periods as the Company utilizes its cash and cash equivalents and marketable securities for working capital and other purposes.

      Income Taxes. No provision for Federal and state income taxes has been recorded as the Company incurred net operating losses for each period presented. As of December 31, 1997, the Company had approximately $56,000,000 of net operating loss carryforwards for Federal income tax purposes, expiring from 2009 to 2012, available to offset future taxable income. Given the Company's limited operating history, losses incurred to date and the difficulty in accurately forecasting the Company's future results, management does not believe that the realization of the related deferred income tax assets meets the criteria required by generally accepted accounting principles and, accordingly, a full 100% valuation allowance has been recorded to reduce the deferred income tax assets to $0. See Note 7 of Notes to Consolidated Financial Statements.

Selected Unaudited Consolidated Quarterly Results of Operations

      The following table sets forth selected unaudited consolidated quarterly statement of operations data for the year ended December 31, 1997 and the six months ended June 30, 1998. The selected consolidated statement of operations data has been prepared substantially on the same basis as the financial statements appearing elsewhere in this Prospectus and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The consolidated results of operations for any quarter are not necessarily indicative of results to be expected in any future period.

                                                                          Quarter Ended
                                               ------------------------------------------------------------------
                                               March 31,  June 30,  Sept. 30,  Dec. 31,     March 31,    June 30,
                                                 1997       1997      1997      1997          1998         1998
                                               -------    --------  --------   --------     --------     --------
Revenue:
   Advertising...........................      $   782     $1,185    $ 1,726   $  2,636     $ 4,419      $  4,134
   Membership and premium services.......          521        538        673        969       1,009         1,103
   E-commerce............................          157        252        262        378         467           574
   Licensing and other...................           15         58        930        932         894         1,202
                                               -------     ------    -------   --------     -------      --------
     Total revenue.......................        1,475       2,003     3,591      4,915       6,789         7,013
Loss from operations.....................       (6,370)     (8,453)   (9,761)   (10,387)     (9,420)       (8,682)
Net loss.................................       (6,225)     (8,239)   (9,608)   (10,105)     (9,006)       (7,505)
Net loss per share - basic and diluted...      $ (0.67)    $ (0.75)  $ (0.87)  $  (0.77)    $ (0.56)     $  (0.41)

      The Company's revenue has increased sequentially in each quarter during 1997 and the six months ended June 30, 1998. The beneficial impact of the first full quarter of the CBS agreement is reflected in revenue from advertising and membership and premium services in the second quarter of 1997. Revenue from merchandise and memberships and fee-based service fees increased sequentially in each of the quarters presented. The impact of the AOL agreement is reflected in the increase in other revenue starting in the third quarter of 1997.

      As a result of the Company's relatively short operating history and the emerging nature of the markets in which it competes, the Company is limited in its ability to accurately forecast its revenue. The Company's current and future expense levels are based largely on its estimates of future revenue and are to a large extent fixed. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and a shortfall in revenue in relation to the Company's expectations could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company currently intends to significantly increase its operating expenses to develop and enhance its technology, to create, introduce and enhance its service offerings, to acquire and develop content, to fund increased sales and marketing expenses and to enter into new strategic agreements. To the extent that such expenses precede or are not subsequently followed by increased revenue, the Company's business, results of operations and financial condition could be materially adversely affected.

Liquidity and Capital Resources

      In November 1997, the Company sold 3,500,000 shares of Common Stock in the IPO. Of the 3,500,000 shares sold in the IPO, 2,693,549 shares were sold to the public at a price of $8.00 per share and 672,043 shares and 134,408 shares were sold to Intel Corporation and Mitsubishi Corporation, respectively, at a price of $7.44 per share. In December 1997, the underwriters exercised their over-allotment option to purchase an additional 525,000 shares of Common Stock. The total net proceeds to the Company from the IPO were approximately $30,000,000.

      In April 1998, the Company sold 2,288,430 shares of Common Stock in a secondary public offering at a price to public of $37.625 per share. The total net proceeds to the Company from this offering were approximately $80,841,000.

      As of June 30, 1998, the Company's primary source of liquidity consisted of $106,646,000 in cash and marketable securities. Prior to the IPO and the secondary public offering, the Company financed its operations primarily through private placements of common stock and convertible preferred stock. In January 1998, CBS exercised warrants to purchase 380,000 shares of Common Stock, resulting in the net proceeds of $3,800,000.

      As of December 31, 1997, the Company owed $281,000 under its equipment line of credit which was paid in full in February 1998.

      The Company has obtained revolving credit facilities that provide for the lease financing of computers and other equipment purchases. Outstanding amounts under the facilities bear interest at variable rates of approximately 9%. As of June 30, 1998, the Company owed $800,000 under these facilities.

      As of June 30, 1998, deferred advertising and content costs totaled $6,414,000, which represented costs related to the CBS agreement to be amortized to depreciation and amortization expense during the year ended December 31, 1998. Accrued liabilities totaled $4,080,000 as of June 30, 1998, an increase of $822,000 from December 31, 1997, primarily due to increases in accruals for revenue sharing and professional fees.

      Net cash used in operating activities was $22,048,000, $13,984,000 and $4,986,000 for the years ended December 31, 1997, 1996 and 1995, respectively, and $11,907,000 and $9,581,000 for the six months ended June 30, 1998 and 1997, respectively. The principal uses of cash for all periods were to fund the Company's net losses from operations, partially offset by increases in deferred revenue, accounts payable and depreciation and amortization and other noncash charges.

      Net cash used in investing activities was $3,937,000, $1,556,000 and $1,622,000 for the years ended December 31, 1997, 1996 and 1995, respectively, and $14,396,000 and $1,716,000 for the six months ended June 30, 1998 and 1997, respectively. The principal uses for all periods were purchases of property and equipment, except for the Company's purchase in March 1996 of a restricted certificate of deposit (which subsequently matured) and the net purchase of marketable securities for $12,951,000 during the first six months of 1998.

      Net cash provided by financing activities was $43,217,000, $29,615,000, and $6,117,000 for the years ended December 31, 1997, 1996 and 1995, respectively, and $86,011,000 and $12,869,000 for the six months ended June 30, 1998 and 1997, respectively. Financing activities consisted principally of the issuance of equity securities, including shares of Common Stock sold in the IPO and the secondary public offering, and draws on a term loan with a bank in December 1995 and January 1996 (which was subsequently repaid in March 1996).

      The Company has entered into various licensing, royalty and consulting agreements with content providers, vendors, athletes and sports organizations, which agreements provide for consideration in various forms, including issuance of warrants to purchase Common Stock and payment of royalties, bounties and certain other guaranteed amounts on a per member and/or a minimum dollar amount basis over terms ranging from one to ten years. Additionally, some of these agreements provide for a specified percentage of advertising and merchandising revenue to be paid to the athlete or organization from whose Web site the revenue is derived. As of December 31, 1997, the minimum guaranteed payments required to be made by the Company under such agreements were $15,151,000. The Company's minimum guaranteed payments are subject to reduction in the case of certain agreements based upon the appreciation of warrants issued, the value of stock received on exercise of such warrants and the amount of profit sharing earned under the related agreements. During June 1998, as a result of the market price of the Company's Common Stock exceeding a certain level, the Company's minimum guaranteed payments were reduced by $10 million.

      Although the Company has no material commitments for capital expenditures, it anticipates purchasing approximately $2 million of property and equipment during the remainder of 1998, primarily computer equipment and furniture and fixtures. The Company intends to continue to pursue acquisitions of or investments in businesses, services and technologies that are complementary to those of the Company.

      The Company believes that its current cash and marketable securities will be sufficient to fund its working capital and capital expenditure requirements for at least the next 12 to 18 months. However, the Company expects to continue to incur significant operating losses for at least the next 24 to 36 months. To the extent the Company requires additional funds to support its operations or the expansion of its business, the Company may sell additional equity, issue debt or convertible securities or obtain credit facilities through financial institutions. The sale of additional equity or convertible securities will result in additional dilution to the Company's shareholders. There can be no assurance that additional financing, if required, will be available to the Company in amounts or on terms acceptable to the Company.

Year 2000 Compliance

      Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. The Company is currently designing and testing its services to be Year 2000 compliant. There can be no assurances that the Company's current services do not contain undetected errors or defects with Year 2000 date functions that may result in material costs to the Company. Although the Company is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, there can be no assurances that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in its internal systems.

Seasonality

      The Company expects that its revenue will be higher leading up to and during major U.S. sports seasons and lower at other times of the year, particularly during the summer months. In addition, the effect of such seasonal fluctuations in revenue could be enhanced or offset by revenue associated with major sports events, such as the Olympics, the Ryder Cup and the World Cup, although such events do not occur every year. The Company believes that advertising sales in traditional media, such as television, generally are lower in the first and third calendar quarters of each year, and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Internet is accepted as an advertising medium, seasonality and cyclicality in the level of Internet advertising expenditures could become more pronounced. The foregoing factors could have a material adverse affect on the Company's business, results of operations and financial condition.

Recent Accounting Pronouncements

      In October 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. SFAS No. 123 allows either adoption of a fair value based method of accounting for employee stock options and similar equity instruments or continuation of the measurement of compensation cost relating to such plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue to use the intrinsic value based method. Accordingly, pro forma disclosures required to be presented by SFAS No. 123 for companies continuing to utilize the intrinsic value based method are presented in Note 6 of Notes to Consolidated Financial Statements and have been determined as if the Company had accounted for its stock-based compensation plans under the fair value method.

      In February 1997, SFAS No. 128, Earnings Per Share, was issued. SFAS No. 128 simplifies the methodology of computing earnings per share, and requires the presentation of basic and diluted earnings per share. The Company's basic and diluted earnings per share are the same, as the Company's common stock equivalents are antidilutive. SFAS No. 128 has been adopted by the Company for the year ended December 31, 1997 and is retroactively reflected in the financial statements.

      In June 1997, SFAS No. 130, Reporting Comprehensive Income, was issued which was adopted by the Company as of January 1, 1998. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of statements of financial position. Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. Comprehensive income equals the net loss for all periods presented.

      In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. SFAS No. 131 is effective for financial statements for periods beginning after December 31, 1997. The Company does not believe it has any separately reportable business segments.

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in the statement of operations unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the provision of SFAS No. 133 as of the beginning of any fiscal quarter after issuance. SFAS No. 133 cannot be applied retroactively, and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. The Company has not yet adopted SFAS No. 133 and presently does not have any derivative instruments.

                                    BUSINESS

      The following Business section contains forward-looking statements which involve risks and uncertainties. The company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

      SportsLine USA is a leading Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. The Company produces and distributes original, interactive sports content, including editorials and analyses, radio shows, contests, games, fantasy league products and fan clubs. The Company also distributes a broad range of up-to-date news, scores, player and team statistics and standings, photos, audio clips and video clips obtained from CBS and other leading sports news organizations, as well as the Company's superstar athletes.


      The Company has established a number of important strategic relationships to increase awareness of the SportsLine brand, build traffic on its Web sites and develop proprietary programming. In March 1997, the Company entered into a strategic alliance with CBS pursuant to which the Company's flagship Web site was renamed "cbs.sportsline.com." The CBS agreement provides for cbs.sportsline.com to receive at least $57 million of advertising and on-air promotion during the term of the agreement, primarily during CBS sports event broadcasts such as the NFL, the NCAA Men's Basketball Tournament, NCAA Football, PGA Tour events, U.S. Open tennis and the Daytona 500. The Company also receives television and radio promotion through strategic media relationships with The Golf Channel and Sports Byline USA, the nation's most widely syndicated sports radio program, and on numerous sports talk radio stations around the country. In July 1997, the Company entered into a strategic programming and distribution agreement with AOL, pursuant to which cbs.sportsline.com became the first "anchor tenant" on AOL's Sports Channel. In October 1998, the Company and AOL entered into the AOL Agreement and significantly expanded their online relationship to provide Company-produced sports news and statistics, special features, major event coverage and merchandise on several key AOL brands around the world. Under the AOL Agreement, the Company became the premier provider of special features and major event coverage to the Sports Channel on the AOL service, as well as an anchor tenant in the Sports Web Center on aol.com, AOL's Web site. cbs.sportsline.com will also be the premier national sports partner with a presence on all Digital City local services, currently serving 50 cities, and an anchor tenant in the Sports Channel on CompuServe. In addition, SportsLine WorldWide will become the premier global provider of country-specific sports content to all of AOL's international services, and the Company will become the premier provider of licensed sports equipment and apparel as well as golf products within the Sports Channel on the AOL service. In July 1997, the Company entered into an agreement with Microsoft pursuant to which cbs.sportsline.com is bundled into Microsoft's "Active Desktop" as part of Microsoft's release of IE4. cbs.sportsline.com is also featured as a default content "channel" in the Channel Finder of Netscape's Netcaster software, which utilizes "push" delivery to give users the ability to subscribe to dynamic Web content and to browse these channels and Web sites offline from their desktop. In addition, the Company has established strategic relationships with sports superstars, personalities, organizations and affinity groups.


Sports Information, Programming and Distribution

      The Company offers a broad range of sports-related information and programming, which it delivers through its network of Web sites and other distribution channels.

   Information and Programming

       News and Editorials                 The Company's news organization provides up-to-date general sports news and information for all major professional and college sports 24 hours a day, seven days a week, including previews, game summaries, audio and video clips and color photographs, obtained from strategic partners and a variety of leading sports  news organizations such as The
                                           Associated Press, CBS, Reuters, Pro Sports Xchange and SportsTicker. The
                                           Company also publishes exclusive editorials and analyses from its in-house staff of writers and editors and freelance sports journalists.

      Scores, Statistics and Odds          The Company delivers continuously updated, real-time scores, schedules, standings, player and team statistics and odds for all major professional and college sports from data providers including The
                                           Associated Press, Computer Sports World, Data Broadcasting Corporation,
                                           Elias Sports Bureau and SportsTicker and directly from the NBA, NFL and
                                           WNBA.


      Fantasy Leagues and Contests         Fantasy league enthusiasts can participate in SportsLine leagues or form their own leagues with customized rules, scoring and reporting. The
                                           Company administers player transactions (for example, drafts, trades, starting lineup selection and disabled list and minor league moves) and provides summaries of scoring, standings and roster transactions.
                                           Proprietary contests feature cash prizes, limited edition sports memorabilia and other awards based on the results of weekly, season-long or special event related games of skill. Regular sweepstakes and
                                           "giveaways" feature cash prizes, sports memorabilia, event tickets and other merchandise.

      Local and Personalized Content       The Company packages its information and programming to enable users to follow local or regional team and event coverage, including weekly stories from college sports publications and team coverage from Pro Sports Xchange and columns, video and other content from College Sports Xchange. Members can personalize the information and programming they receive through the Company's "Personal SportsPage" and
                                           "Personal SportsMail," which are delivered over the Web or by e-mail.

      Community                            Content The Company hosts monitored interactive chat sessions with sports superstars and personalities, and experts on subjects such as sports memorabilia and fantasy leagues. The Company also hosts monitored forums devoted to sports-related topics.

      Audio                                The Company's radio studio produces over 60 hours of original, live programming each week, including interviews with superstars and notable sports personalities  and regular  commentary from leading sports analysts. As of June 30, 1998, one of the Company's sports and talk radio shows was broadcast on traditional radio stations in approximately
                                           50 markets in association with the SportsFan Radio Network. The Company also "cybercasts" syndicated radio shows from Sports Byline USA, Sports
                                           Overnight America and various experts on sports-related topics, and produces and distributes audio clips of interviews, press conferences and other audio surrounding major sports events.

      Video                                The Company produces original video programming surrounding major sports events and live video interviews and "cybercasts" such as the Company's exclusive live Internet coverage of the Special Olympics All Star Cafe
                                           Celebrity Auction. The Company's coverage of major events such as the
                                           XVIII Olympic Winter Games and the Super Bowl XXXI features live video interviews and daily video clips covering the events and sports celebrities. The Company also distributes  video highlights from NBA,
                                           NHL, CBS Sports and other sporting events.


   Web Sites

      cbs.sportsline.com, the Company's flagship Web site, features comprehensive, in-depth coverage of all major professional and college sports on a domestic and international basis, including the following:

         Baseball                                               Football
              Major League Baseball                                  National Football League
              Minor League Baseball                                  Canadian Football League
              College                                                College
         Hockey                                                 Basketball
              National Hockey League                                 National Basketball Association
              International Hockey League                            Women's National Basketball Association
              American Hockey League                                 American Basketball League
              College                                                College
         Auto Racing                                            Olympic Sports
         Boxing                                                 Rugby
         Cricket                                                Skiing
         Cycling                                                Soccer
         Golf                                                   Tennis
         Health and Fitness                                     Volleyball
         Horse Racing                                           Women's Sports

      cbs.sportsline.com has won numerous awards, including the Internet Services Association's "Outstanding Innovation" award for Baseball LIVE! (1996); a "Gold Medal" for Outstanding Olympic Coverage from The Wall Street Journal
(1996); a "Members' Choice" designation from AOL (1996-1998); NetGuide's "Platinum Award" as one of the best sites on the Web (1996); NetGuide's "Platinum Award" for overall site excellence (1997); "Editor's Choice" from UK Plus (1997), PC Magazine's top 25 sites on the Web (1997); and the Webby Award for sports (1998).

      cbs.sportsline.com's comprehensive approach is exemplified by its coverage of Major League Baseball. In addition to up-to-date news, scores, standings, rosters, transaction reports and exclusive editorial commentary, cbs.sportsline.com features Baseball LIVE!, an online "stadium" that utilizes Shockwave technology to enable users to view a graphical depiction of real-time play-by-play action of Major League Baseball games in progress. Additional baseball coverage includes player and team statistics that are sortable by position, team and standing; chat rooms and baseball newsgroup links and contests. Fantasy league enthusiasts also can purchase SportsLine's fantasy league products, which include Fantasy Baseball and Commissioner. Fantasy Baseball enables participants to manage their own fantasy- or rotisserie-style baseball league in season-long and playoff competitions. Participants form leagues of up to 20 teams and utilize cbs.sportsline.com to administer all player transactions (for example, drafts, trades, starting lineup selection, disabled list and minor league moves) and obtain weekly summaries of scoring, standings and roster transactions. cbs.sportsline.com also offers Fantasy Baseball participants the ability to communicate in specially reserved chat rooms. Commissioner provides fantasy and rotisserie league participants a fully configurable interface to manage their own leagues, including customizing rules, scoring and reporting to their own preferences.

      golfweb.com, acquired by the Company in January 1998, provides golf-related content, interactive entertainment, membership services and merchandise domestically. The Company also provides golf-related content, interactive entertainment, membership services and merchandise internationally through Web sites targeted to golf enthusiasts in Australia, Canada, Japan and the United Kingdom. golfweb.com features tournament coverage from over 24 golf tours worldwide, including the PGA, LPGA and Senior PGA, and is the official Web site of the PGA European Tour. golfweb.com has a worldwide golf course directory with information on over 21,000 golf courses, as well as the Web's largest online discount golf pro shop.

      igogolf.com, acquired by the Company in June 1998, is a Web site that offers fine golf equipment and accessories, including golf clubs, golf balls, bags, footwear, apparel, accessories, training aids, art, software, books, and videos.

      SportsLine WorldWide, launched as a separate Web site in February 1998, is dedicated to providing comprehensive coverage of international sports. SportsLine WorldWide features sports content from Soccernet (soccernet.com), a Web site co-produced by the Company and The Daily Mail, CricInfo (cricinfo.org), a London-based organization sanctioned by the International Cricket Council, and golfweb.com. SportsLine WorldWide also offers coverage of international sports, such as cricket and soccer, through strategic relationships with major publishing organizations in Brazil (O Estado de Sao Paulo), France (Le Monde), Germany (Verlagsgruppe Fleet), the Netherlands (World Online) and Spain (El
Pais). Content provided by these publishers is displayed in foreign languages on the SportsLine WorldWide Web site, and the publishers distribute the Company's content in the English language on their own Web sites.


      vegasinsider.com, launched as a separate Web site in March 1997, provides sports gaming information and features electronic odds on all major sports events from the Las Vegas casinos, including the Stardust, the Flamingo Hilton, the MGM Grand and Bally's, plus lines from nationally recognized oddsmakers. Handicapping information includes commentary, matchup analysis and picks from some of the nation's leading sports handicappers. The site's news reporting is focused on a gaming perspective and provides detailed statistical and matchup analysis tools, including "against-the-spread" and "straight-up" records, team and player statistics and injury and weather reports. Live scoreboards provide breaking news and scores, updates, recaps and boxscores. Most of the content on vegasinsider.com is available only to paying members.

      Web Sites for Sports Superstars and Personalities. The Company has created and maintains Web sites for sports superstars and personalities, including Joe Namath, Michael Jordan (jordan.sportsline.com), Tiger Woods (tigerwoods.com), Shaquille O'Neal (shaq.com), Wayne Gretzky (gretzky.com), Cal Ripken, Jr. (2131.com), Pete Sampras (sampras.com), Gabrielle Reece (gabbyreece.com), Mike Schmidt and John Daly (gripitandripit.com). The Company has packaged these Web sites in a unique and entertaining site that includes all of SportsLine's athlete spokespersons. The superstar athlete site includes daily features and insights from athletes, the opportunity to belong to fan clubs, as well as radio interviews and chat sessions from active and retired athletes from around the world of sports.


      Other Web Sites. The Company has created Web sites for sports organizations and major sports events, including the San Francisco Forty-Niners NFL franchise (sf49ers.com), The Golf Channel (thegolfchannel.com), the PGA European Tour (europeantour.com), Soccernet (soccernet.com), CricInfo (cricinfo.org), the FedEx Orange Bowl (orangebowl.org), Golf Holidays (golfholidays.com), the 1998 Major League Baseball All-Star Game
(mlballstargame.com) and the 1998 Major League Baseball official post-season site (worldseries.com).


      The Company is responsible for the technical development, production and maintenance of the Web sites it creates for athletes and sports organizations, as well as customer service, technical support and billing associated with the sale of premium features or merchandise. The Company's third party Web site agreements are for terms ranging from one to ten years and generally provide the Company the exclusive right to create a Web site for a sports superstar, personality, organization or affinity group, as well as to receive certain content for the Web site to use the athlete or organization's name, logos and other materials to promote the Company's business and products. In consideration for the rights granted under its third party Web site agreements, the Company has issued warrants to purchase Common Stock and, in certain instances, agreed to make cash payments. The Company generally is entitled to receive a percentage of the sponsorship, advertising and other revenue generated from third party Web sites it develops. The Company intends to capitalize on its Web site production capabilities and generate incremental revenue by building Web sites for other sports superstars, personalities, organizations and affinity groups that seek to establish a Web presence.

   Other Distribution Channels


      The inclusion of cbs.sportsline.com in AOL's services and the integration of cbs.sportsline.com into Microsoft's IE4 and Netscape's Netcaster Web browsers make the Company's sports content and programming readily accessible to the millions of Web users that access the Internet via these platforms. The Company also distributes its sports content and programming through relationships with other commercial online services (Prodigy), third party Web sites (Delta Airlines), high speed modems and television-based products (@Home, Media One and Netchannel), and other Internet-based products (C|NET's Snap!, WebTV, Air Media Live!, WaveTop and Audible). The Company believes that its original sports radio shows have broad appeal and has recently entered into an agreement to syndicate certain of its radio programming, both on the Internet and nationally to over-the-air sports talk radio stations. As of June 30, 1998, one of the Company's sports and talk radio shows was broadcast on traditional radio stations in approximately 50 markets in association with the SportsFan Radio Network. The Company also intends to develop distribution and revenue opportunities in other media, including news wire services, publications and e-mail.

Advertising and Sales

      The Company believes that the demographics of its audience are similar to the traditional sports advertisers' target market. Based on Company sponsored market research, users of the Company's Web sites are predominantly male, 95% are between the ages of 18 to 54, 48% have college degrees and 34% have an annual income greater than $75,000.

      The Company currently derives, and expects to continue to derive, a substantial portion of its revenue from advertising on its Web sites. The Company sells "banner" advertisements that allow interested readers link directly to the advertisers' own Web sites or to promotional sites created by the Company. The Company also offers sponsorship opportunities that enable advertisers to associate their corporate messages with the Company's coverage of athletes and marquee events (such as the World Series, the Super Bowl, the Olympics, the NBA Playoffs and the Stanley Cup Playoffs), special features of the Company's Web sites (including ScoreCenters or Baseball LIVE!) and special promotions, contests and events. The Company targets traditional sports advertisers, such as consumer product and service companies, sporting goods manufacturers and automobile companies, as advertisers on its Web sites.

      Advertising revenue has been derived principally from short-term advertising contracts on a per impression basis or for a fixed fee based on a minimum number of impressions. The Company's advertising rates generally range from $20.00 to $50.00 per thousand impressions. To enable advertisers to verify the number of impressions received by their advertisements and monitor their advertisements' effectiveness, the Company provides its advertisers with third party audit reports showing data on impressions received by their advertisements.

      The Company's in-house sales staff develops and implements its advertising strategies, including identifying strategic accounts and developing presentations and promotional materials. The Company has sales personnel located in Fort Lauderdale, New York, Chicago, San Francisco, Detroit and Atlanta. The Company also capitalizes on its cross-marketing relationships with sports superstars, personalities, organizations and affinity groups by seeking sponsorships and advertisements from their sponsors. Pursuant to the CBS agreement, the Company and CBS's television network advertising sales personnel will coordinate advertising sales efforts for cbs.sportsline.com.

      No advertiser accounted for more than 8% of the Company's revenue during 1997 or the six months ended June 30, 1998.

Memberships and Premium Offerings

      Although the majority of information and programming on the Company's Web sites is free, the Company offers membership programs and other premium services on cbs.sportsline.com and vegasinsider.com. The Company also believes that it will be able to charge fees for access to "pay-per-view" content such as exclusive interviews, chat sessions or special coverage of major sports events. In addition, the Company expects to sell online fan clubs in connection with its superstar athlete Web site.

      The following table sets forth certain information, as of June 30, 1998, concerning the Company's membership and premium service offerings:


     Memberships       Description                                                                    Price Range
     -----------       -----------                                                                    -----------
Team SportsLine        Personal SportsPage.  Member-configured.  Web pages to follow selected teams and sports.

                       Personal SportsMail. Information on members' favorite teams and sports delivered daily to their personal e-mail addresses.

                       Electronic Odds.  Fifteen Minute delayed odds from premier Las Vegas casinos.

                       National and Regional News.  Breaking news, photos and audio clips from       $4.95 monthly
                       the Associated Press and exclusive stories from the Company's in-house       $39.95 annually
                       editorial staff.

                       Contests.  Sports specific contests with travel, memorabilia and cash prizes.

                       Special Editorial Content.  Sports birthdays.  Playboy's Classic Sports
                       Interviews and access to a sports almanac.

                       Sports Radio.  Access to archived radio broadcasts.

                       Chat Rooms.  Private chat rooms available only to members.

                       Discounts.  Members receive discounts on merchandise, travel, entertainment and fantasy league products and services.

GolfWeb                Players Club.  Personalized golf instruction; performance tracking;
                       discounts on golf travel and merchandise; weekly newsletter; online golf     $29.95 annually
                       handicap.

Vegas Insider          Electronic Odds.  Fifteen minute delayed odds from premier Las Vegas casinos

                       Detailed Match-up Analysis.  Game logs, "against-the-spread" and
                       "straight-up" records, team and player statistics, injury and weather         $29.95 monthly
                       reports and detailed write-ups from Computer Sports World.                   $249.95 annually

                       Handicapping Experts.  Picks, match-up analysis and editorial commentary.
                       Live Scoreboards.  Breaking scores, odds, updates, recaps, box scores and breaking news.

  Premium Services     Description                                                                    Price Range
  ----------------     -----------                                                                    -----------
Fantasy Leagues and    Challenge Game.  Multi-player leagues featuring overall, conference,
Fantasy Tools          league and weekly prizes.

                       Fantasy Software/tools.  Team and league management, including sortable      $19.75 - $99.95
                       stats, Fantasy Scoring Center, Stats Projector and Trends Analysis


Odds and Picks         Electronic Odds.  Instant odds from premier Las Vegas casinos.               $149.95 monthly
                                                                                                   $1,249.95 annually
                       Pick Packs.  Expert picks for college and professional games from            $14.95 to $24.95
                       well-known handicappers.                                                      per pick pack

Fan Clubs              Club Tiger.  Membership certificate; personalized e-mail; quarterly newsletter; limited edition merchandise, such as bag tag
                       and ID card, $29.95 annually Nike T-shirt, collectible
                       Titleist golf ball, special edition Topps photo and Tiger
                       Woods golf poster; All Star Cafe VIP Card.

Publications           Online Subscriptions.  Ten professional and more than 25 college sports       $4.99 - $59.99
                       publications.

Job Listings           Sports Careers.  Exclusive job listings in multiple sports categories.        $14.95 monthly
                       Also includes articles, audio, tips, success stories and company contacts    $149.95 annually


      The Company offers potential members a 30-day free trial period. As is typical in the online services industry, a portion of the users who access the Company's service on a trial basis do not become members, and each month a portion of the Company's members terminate their memberships. The Company believes that its conversion and retention rates are consistent with industry averages for online and similar services.

Merchandise

      During the fourth quarter of 1997, the Company launched The Sports Store (thesportstore.com), which offers a variety of branded sports merchandise, books, videos and unique collectible memorabilia, including (i) merchandise from recognized sporting goods manufacturers, such as K-Swiss and Wilson (ii) licensed apparel from Russell Athletics, Champion and Pro-Line (iii) league, event and team merchandise branded by organizations such as the NFL, MLB, NCAA and the FedEx Orange Bowl, (iv) unique sports superstar memorabilia, including items branded by Michael Jordan, Joe Namath, Gabrielle Reece, Cal Ripken and Wayne Gretzky, (v) CBS SportsLine branded merchandise from Champion and Lee,
(vi) sports books, (vii) collectibles, trading cards and autographed memorabilia from Upper Deck, Pinnacle, Scoreboard and Mounted Memories and (viii) sports related art. During June 1998, the Company acquired IGO, which operates a mail order golf store that offers fine golf equipment and accessories, including golf clubs, golf balls, bags, footwear, apparel, accessories, training aids, art, software, books, and videos through its Web site (igogolf.com) and third-party Web sites. IGO established its online e-commerce operations in 1995 and currently sells golf equipment to consumers in more than 100 countries

      The Company continues to establish relationships with vendors and licensors to enable it to offer, through third-party distributors, a branded selection of sports-related merchandise, including books and other sports publications, licensed apparel and other sports products, videos, specialty products and limited edition memorabilia and collectors items.

Strategic Relationships

      The Company has established strategic relationships to provide marketing and cross promotional opportunities, to increase consumer awareness of the SportsLine brand, to build traffic on its Web sites and to obtain exclusive sports content for its Web sites.

      CBS. In March 1997, the Company entered into a five-year agreement with CBS pursuant to which CBS acquired a minority ownership interest in the Company and the Company's flagship Web site was renamed "cbs.sportsline.com". The agreement provides for cbs.sportsline.com to receive, among other things, at least $57 million of network television advertising and on-air promotion during the term of the agreement, primarily during CBS television sports broadcasts such as the NFL, the NCAA Men's Basketball Tournament, NCAA Football, PGA Tour events, U.S. Open tennis and the Daytona 500. In addition, the Company has the right to use certain CBS logos and television-related sports content on cbs.sportsline.com and in connection with the operation and promotion of that Web site. CBS and the Company will seek to maximize revenue through a joint advertising sales effort and by creating merchandising opportunities. The agreement also provides the Company access to certain CBS television-related sports content and the potential to create distribution and revenue opportunities with more than 200 CBS affiliates throughout the United States. In addition, under the terms of the agreement, the Company and CBS will share advertising revenue on pages of cbs.sportsline.com that relate to certain CBS broadcast sports events or that contain CBS content. See "Certain Transactions--CBS Agreement."


      AOL. cbs.sportsline.com was the first Web site to become an "anchor tenant" on AOL's Sports Channel. In October 1998, the Company and AOL entered into the AOL Agreement and significantly expanded their online relationship to provide Company-produced sports news and statistics, special features, major event coverage and merchandise on several key AOL brands around the world. Under the AOL Agreement, the Company became the premier provider of special features and major event coverage to the Sports Channel on the AOL service, as well as an anchor tenant in the Sports Web Center on aol.com, AOL's Web site. cbs.sportsline.com will also be the premier national sports partner with a presence on all Digital City local services, currently serving 50 cities, and an anchor tenant in the Sports Channel on CompuServe. In addition, SportsLine WorldWide will become the premier global provider of country-specific sports content to all of AOL's international services, and the Company will become the premier provider of licensed sports equipment and apparel as well as golf products within the Sports Channel on the AOL service.

      Microsoft. The Company's strategic marketing and content distribution agreement with Microsoft provides for Microsoft to promote the Company's service in conjunction with the commercial release of IE4 as a "Platinum Channel Partner." The Company will be one of 25 content providers to be permanently bundled into the "Active Desktop," thereby becoming an integrated component of every copy of IE4 distributed by Microsoft within the United States over the term of the agreement.

      Sports Superstars and Personalities. The Company has established strategic relationships with sports superstars and personalities, including Michael Jordan, Tiger Woods, Joe Namath, Shaquille O'Neal, Wayne Gretzky, Joe Montana, Cal Ripken, Jr., Pete Sampras, Gabrielle Reece, Mike Schmidt and John Daly, and advisory agreements with Mark McCormack (Chairman of International Management Group). Each of these individuals has agreed to serve as a spokesperson for the Company, to permit the Company to use his or her name, likeness and photographs on promotional materials and to be available to the Company to provide input on business and marketing strategies.

      Sports Organizations and Affinity Groups. cbs.sportsline.com has been designated the "Official Online Service of the National Football League Players" by Players, Inc., the for-profit licensing subsidiary of the National Football League Players Association, and also has a strategic relationship with the San Francisco Forty Niners. The Company engages in cross promotional activities with these organizations and uses these relationships to increase its access to the organizations' individual athlete members, some of whom have participated in exclusive chat sessions on the Company's Web sites. The Company also maintains cross promotional relationships with other sports organizations and affinity groups for which it has created Web sites, including the PGA European Tour, the FedEx Orange Bowl and Sports Careers, a career consulting and placement service.

      IMG. In June 1995, the Company entered into a consulting agreement with International Merchandising Corporation ("IMG") which provided for IMG to provide certain services to the Company on an exclusive basis, including acting as the Company's representative and marketing agent in negotiations for the acquisition of rights to programs and events, access to IMG clients as content providers as well as implementing marketing plans for obtaining subscribers and sponsors. In June 1996, the Company and IMG entered into an amended agreement under which IMG also agreed to act as the Company's agent in negotiations with television broadcasters, athletes and strategic corporate partners. In April 1997, the Company and IMG agreed to expand, on a global basis, the services IMG provides to the Company.

      Other Media Relationships. In addition to promotion on CBS television sports broadcasts, SportsLine receives television and radio promotion through its strategic media relationships with The Golf Channel and Sports Byline USA, the nation's largest syndicated sports radio network, including on-air commercials and live endorsements by Ron Barr, Sports Byline USA's Emmy Award winning host. The Company has developed similar cross promotional relationships with leading sports talk radio stations in several major metropolitan markets throughout the United States, and, as of June 30, 1998, one of the Company's sports and talk radio shows was broadcast on traditional radio stations in approximately 50 markets in association with the SportsFan Radio Network. The Company also receives promotional space within the print version of each of the publications it distributes through its Web sites.

      Internet and Online Relationships. Through a variety of strategic relationships, the Company receives broad exposure by distributing its proprietary sports content and programming through commercial online services (AOL and Prodigy), browsers and products (Microsoft's "Active Desktop", Netscape's "NetTop Channel Finder", WebTV, Audible, WaveTop, Air Media Live! and C|NET's Snap!), third party Web sites, (Delta Airlines), high speed modems and television-based products (@Home, Media One and Netchannel).

Marketing

      The Company employs a variety of methods to promote the SportsLine brand and attract traffic and new members to its Web sites. In addition to on-air promotion on CBS television sports broadcasts, The Golf Channel and Sports Byline USA, the Company advertises on other Web sites, in targeted publications and on sports talk radio stations, distributes promotional materials at selected sports events and engages in an ongoing public relations campaign. The Company is involved in a variety of promotions where links to its Web sites or coupons offering free trial memberships are bundled into software products distributed online or through other retail channels. The Company also has conducted limited direct mail campaigns targeting online or sports-oriented consumers. Whenever possible, the Company utilizes cross promotional arrangements to secure advertising and other promotional considerations.

      The Company's agreement with CBS provides for cbs.sportsline.com to receive, among other things, at least $57 million of network television advertising and on-air promotion during the term of the agreement, primarily during CBS television sports broadcasts such as the NFL, the NCAA Men's Basketball Tournament, NCAA Football, PGA Tour events, U.S. Open tennis and the Daytona 500. The Company also receives on-air promotion on The Golf Channel's cable television programming, on Sports Byline USA's nationally syndicated radio broadcasts and on sports talk and other radio stations in several major metropolitan markets.

      To date, the most effective source of advertising for the Company has been Web advertising. The Company has advertised on a number of leading Web sites, including Excite, InfoSeek, Magellan, Microsoft Network, Netscape, the San Jose Mercury News, USA Today, WebCrawler and Yahoo! The Company also actively pursues links to its Web sites from other popular Web sites, and the Company's Web sites are listed in the directories of most major search engine sites, including Excite, InfoSeek, Lycos and Yahoo!

      The Company's print marketing has consisted primarily of advertisements in targeted sports publications, including Baseball America, Fantasy Baseball, Lindy's professional and college football publications, Pro Football Weekly, The Sporting News, Street & Smith and USA Today-Baseball Weekly, and online publications, including NetGuide, Home PC, Online Access and Multimedia Online. The Company's print advertisements also appear regularly in more than 25 college sports publications. Most of the Company's print advertisements are the result of barter or "per inquiry" agreements where no initial cash payments to the publication are required.

      The Company's agreements with sports organizations and affinity groups typically provide for the Company to receive exposure in any print, television and marketing vehicles utilized by the organizations or affinity groups to promote themselves or their products or services and for the distribution of the Company's promotional materials at events or industry shows in which they participate.

Member Service and Support

      The Company believes that member service and support are important to its ability to attract and retain members. The Company's member support staff provides toll free telephone support, responds to customer requests concerning technical aspects of the Company's Web sites or certain third party software and conducts inbound and outbound telemarketing on an 18 hour a day, seven day a week basis. The Company does not charge for service and support.

Competition

      The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of Web sites on the Internet competing for consumers' attention and spending has proliferated with no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company competes, directly and indirectly, for advertisers, viewers, members, content providers, merchandise sales and rights to sports events with the following categories of companies: (i) Web sites targeted to sports enthusiasts generally (such as ESPN SportsZone and CNN and Sports Illustrated's CNN/SI) or to enthusiasts of particular sports (such as Web sites maintained by Major League Baseball, the NFL, the NBA and the NHL); (ii) publishers and distributors of traditional off-line media (such as television, radio and print), including those targeted to sports enthusiasts, many of which have established or may establish Web sites; (iii) general purpose consumer online services such as AOL and Microsoft Network, each of which provides access to sports-related content and services; (iv) vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services; and (v) Web search and retrieval services, such as Excite, InfoSeek, Lycos and Yahoo!, and other high-traffic Web sites, such as those operated by C|NET and Netscape. The Company anticipates that the number of its direct and indirect competitors will increase in the future. Management believes that the Company's most significant competitors are ESPN SportsZone and CNN/SI, Web sites which offer a variety of sports content.

      The Company believes that the principal competitive factors in attracting and retaining users and members are the depth, breadth and timeliness of content, the ability to offer compelling and entertaining content and brand recognition. Other important factors in attracting and retaining users include ease of use, service quality and cost. The Company believes that the principal competitive factor in attracting and retaining content providers and merchandisers is the Company's ability to offer sufficient incremental revenue from licensing fees, bounties and online sales of product or services. The Company believes that the principal competitive factors in attracting advertisers include the number of users and members of the Company's Web sites, the demographics of the Company's user and membership bases, price and the creative implementation of advertisement placements. There can be no assurance that the Company will be able to compete favorably with respect to these factors.

      Many of the Company's current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, significantly greater name recognition and substantially larger user or membership bases than the Company and, therefore, have a significantly greater ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly than the Company to new or emerging technologies and changes in Internet user requirements and to devote greater resources than the Company to the development, promotion and sale of their services. There can be no assurance that the Company's current or potential competitors will not develop products and services comparable or superior to those developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing Internet user preferences. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would materially and adversely affect the Company's business, results of operations and financial condition. In addition, as the Company expands internationally, it may face new competition. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressures faced by the Company would not have a material adverse effect on its business, results of operations and financial condition.

Government Regulation and Legal Uncertainties

      The Company is subject, both directly and indirectly, to various laws and governmental regulations relating to its business. There are currently few laws or regulations directly applicable to access to or commerce on commercial online services or the Internet. However, due to the increasing popularity and use of commercial online services and the Internet, it is possible that a number of laws and regulations may be adopted with respect to commercial online services and the Internet. Such laws and regulations may cover issues such as user privacy, pricing and characteristics and quality of products and services. On June 26, 1997, the United States Supreme Court held unconstitutional certain provisions of the Communications Decency Act of 1996, which, among other things, imposed criminal penalties for transmission of or allowing access to certain obscene communications over the Internet and other computer services, intended to protect minors. The adoption of similar laws or regulations in the future may decrease the growth of commercial online services and the Internet, which could in turn decrease the demand for the Company's services and products and increase the Company's costs of doing business or otherwise have an adverse effect on the Company's business, operating results and financial condition. Moreover, the applicability to commercial online services and the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain and could expose the Company to substantial liability, for which the Company might not be indemnified by content providers.

      The Company's contests and sweepstakes may be subject to state and federal laws governing lotteries and gambling. The Company seeks to design its contest and sweepstakes rules to fall within exemptions from such laws and restricts participation to individuals over 18 years of age who reside in jurisdictions within the United States and Canada in which the contests and sweepstakes are lawful. There can be no assurance that the Company's contests and sweepstakes will be exempt from such laws or that the applicability of such laws to the Company would not have a material adverse effect on the Company's business, results of operations and financial condition.

Intellectual Property

      The Company's performance and ability to compete are dependent to a significant degree on its internally developed content and technology. The Company relies on a combination of copyright and trademark laws, trade secret protection, confidentiality and non-disclosure agreements with its employees and with third parties and contractual provisions to establish and protect its proprietary rights. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate, that the Company will be able to secure trademark registrations for all of its marks in the United States and/or foreign countries, or that third parties will not infringe upon or misappropriate the Company's copyrights, trademarks, service marks and similar proprietary rights. In addition, effective copyright and trademark protection may be unenforceable or limited in certain foreign countries, and the global nature of the Internet makes it impossible to control the ultimate destination of the Company's services. In the future, litigation may be necessary to enforce and protect the Company's trade secrets, copyrights and other intellectual property rights.


      On March 25, 1997, Weatherline, Inc. ("Weatherline"), a company that provides pre-recorded weather and sports information by telephone, filed a complaint against the Company in the United States District Court for the Eastern District of Missouri. Weatherline owned a United States trademark registration for the mark "Sportsline" for use in promoting the goods and services of others by making sports information available to customers of participating businesses through the telephone, and claimed to have used the mark for this purpose since 1968. The complaint alleged that the Company's use of the mark "SportsLine USA" and other marks utilizing the term "SportsLine" infringed upon and otherwise violated Weatherline's rights under its registered trademark and damaged Weatherline's reputation. In October 1998, the Company and Weatherline settled this action. In connection with the settlement, Weatherline will assign to the Company its United States trademark registration for the mark "Sportsline." The Company will record a non-recurring charge of approximately $1.1 million associated with such settlement in the third quarter of 1998. The Company believes that it will collect insurance proceeds to offset a portion of the settlement expenses, including certain legal fees; however, there can be no assurance that the Company will be able to collect such proceeds.



      There can be no assurance that third parties will not bring copyright or trademark infringement claims against the Company in addition to the claim brought by Weatherline referred to above, or claim that the Company's use of certain technologies violates a patent. If it is determined that the Company has infringed upon a third party's proprietary rights, there can be no assurance that any necessary licenses or rights could be obtained on terms satisfactory to the Company, if at all. The inability to obtain any required license on satisfactory terms could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may also be subject to litigation to defend against claims of infringement of the rights of others or to determine the scope and validity of the intellectual property rights of others. If competitors of the Company prepare and file applications in the United States that claim trademarks used or registered by the Company, the Company may oppose those applications and have to participate in proceedings before the USPTO to determine priority of rights to the trademark, which could result in substantial costs to the Company, even if the eventual outcome is favorable to the Company. An adverse outcome could require the Company to license disputed rights from third parties or to cease using such trademarks. Any such litigation would be costly and divert management's attention, either of which could have a material adverse effect on the Company's business, results of operations and financial condition. Adverse determinations in such litigation could result in the loss of certain of the Company's proprietary rights, subject the Company to significant liabilities, require the Company to seek licenses from third parties, or prevent the Company from selling its services, any one of which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, inasmuch as the Company licenses a substantial portion of its content from third parties, its exposure to copyright infringement actions may increase; because the Company must rely upon such third parties for information as to the origin and ownership of such licensed content. The Company generally obtains representations as to the origins and ownership of such licensed content and generally obtains indemnification to cover any breach of any such representations; however, there can be no assurance that such representations will be accurate or that such indemnification will provide adequate compensation for any breach of such representations.

      In 1996, the Company was issued a United States trademark registration for its former SportsLine USA logo. The Company has applied to register in the United States its current SportsLine USA logo and a number of other marks, several of which include the term "SportsLine USA." The Company has filed applications to register "SportsLine" marks in Australia and the United Kingdom. There can be no assurance that the Company will be able to secure adequate protection for these trademarks in the United States or in foreign countries. Many foreign countries have a "first-to-file" trademark registration system; and thus the Company may be prevented from registering its marks in certain countries if third parties have previously filed applications to register or have registered the same or similar marks. It is possible that competitors of the Company or others will adopt product or service names similar to the Company's, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The inability of the Company to protect its "SportsLine" mark and other marks adequately could have a material adverse effect on the Company's business, results of operations and financial condition.

      The Company grants users of cbs.sportsline.com a license to use the Company's service under an agreement that prohibits the unauthorized reproduction or distribution of the Company's licensed and proprietary content. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's service or to obtain and use information that the Company or its content providers regard as proprietary. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's copyrights, trademarks, service marks and similar proprietary rights.

Employees

         The Company had 254 full-time employees as of June 30, 1998, of which 67 were in editorial and operations, 63 were in technical and product development, 65 were in sales and marketing and 17 were in finance and administration. The Company's future success depends in large part upon its ability to attract and retain highly qualified employees. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its senior management or other key employees or that it will be able to attract and retain additional qualified personnel in the future. The Company's employees are not represented by any collective bargaining organization, and the Company considers its relations with its employees to be good.

Infrastructure, Operations and Technology

         The Company makes its Web sites available through multiple servers, primarily Sun Microsystems models Ultra 2 (18), Ultra 450 (6), Ultra 4000 (2), Ultra 1 (3) and Sparc 1000E (4), as well as twenty-eight (28) IBM-compatible PC servers. The Company's servers run on Sun Solaris, Microsoft Windows and Microsoft NT operating systems. The Company uses the Netscape family of Commercial Applications Software for its Web servers, publishing systems, merchandise systems and secure credit card capture and billing. The Company has worked closely with Netscape in the implementation of the Company's Web sites. Capabilities in place include bulletin boards, mail, chat (including regular text based chat as well as Virtual Reality worlds with integrated chat), news groups, merchandising, streaming audio and video, and interactive Java and Shockwave applications.

      The Company maintains all of its computer systems at its Fort Lauderdale, Florida corporate headquarters and maintains mirror sites for its Web sites at a host facility in Santa Clara, California. The Company's operations are dependent upon its ability to protect its systems against damage from fire, hurricanes, power loss, telecommunications failure, break-ins, computer viruses and other events beyond the Company's control. The Company maintains access to the Internet through three third-party providers, each of which maintains a DS3 connection running at 45 megabits per second connected to three routers in the Company's facility. Redundant fiber optic cables from the Company's building connect with each local Internet provider's fiber network. The

Company's Internet connections are fully redundant, so that if a failure in the network or equipment of one service provider occurs, traffic is automatically routed through to the other provider. All of the Company's computer equipment is powered by an uninterruptible power supply ("UPS"), which is backed up by a diesel generator designed to provide power to the UPS within seconds of a power outage. In addition, all of the Company's production systems are copied to backup tapes each night and stored at a third party, off-site storage facility. All of the Company's computer equipment is insured at replacement cost and the Company has developed a comprehensive, out-of-state disaster recovery plan to respond to system failures. The Company has an arrangement with Comdisco Disaster Recovery Services ("CDRS") which provides that in the event the Company's facility cannot provide service for any reason, the Company's backup tapes would be shipped to Comdisco's New Jersey facility where they will be loaded to replicate and restore the Company's service. Moreover, the Company has leased space in CDRS's Business Recovery Center in Atlanta, Georgia. In the event of a system failure, the Company's engineering and content production staff would have access to hardware and software in Atlanta similar to that used at the Company's facility. The equipment in Atlanta is connected to the production systems in New Jersey via Comdisco's private high speed network. Notwithstanding the precautions taken by the Company, any disruption in the Company's Internet access, failure of the Company's third party providers to handle higher volumes of users or damage or failure that causes system disruptions or other significant interruptions in the Company's operations could have a material adverse effect on the Company's business, results of operations and financial condition.

Facilities


      The Company's corporate headquarters are located in Fort Lauderdale, Florida. The Company currently leases approximately 20,000 square feet in two adjacent buildings under two leases, which expire in June 2000 and September 2001, respectively, with an option to extend the latter lease for a five-year term. The Company also leases on a month-to-month basis an additional 7,000 square feet of office space near its corporate headquarters, and has sales offices in Chicago, New York, San Francisco and Los Angeles. In order to meet the Company's estimated future space needs, the Company has entered into an agreement to lease a commercial building in Fort Lauderdale, Florida consisting of approximately 81,000 square feet. The lease is for a term of ten years for total rent commitments of up to $13 million, commencing upon occupancy, with options to extend the lease for two additional five-year terms. The Company anticipates moving its corporate headquarters into this new building in late 1999. In addition, the Company has entered into an agreement to lease an additional approximately 26,800 square feet of office space near its current corporate headquarters on a short-term basis until the Company moves into its new facility. IGO leases office space in Austin, Texas.


Legal Proceedings


      In October 1998, the Company settled a lawsuit alleging various trademark infringement claims. See "--Intellectual Property."


      From time to time, the Company may be involved in other litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently a party to any other legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

Directors and Executive Officers

      The directors and executive officers of the Company are as follows:


                     Name                    Age                                 Position
                     ----                    ---                                 --------
Michael Levy........................         51       Chairman of the Board, President and Chief Executive Officer
Kenneth W. Sanders..................         41       Senior Vice President and Chief Financial Officer
Mark J. Mariani.....................         41       Executive Vice President, Sales
Andrew S. Sturner...................         33       Senior Vice President, Business Development
Thomas Jessiman.....................         38       Senior Vice President of Operations
Thomas Cullen.......................         39       Director
Gerry Hogan.........................         52       Director
Richard B. Horrow...................         43       Director
Joseph Lacob........................         42       Director
Sean McManus........................         43       Director
Andrew Nibley.......................         47       Director
Derek Reisfield.....................         35       Director
Michael P. Schulhof.................         55       Director
James C. Walsh......................         58       Director



      Michael Levy has served as the President, Chief Executive Officer and Chairman of the Board of the Company since its inception in February 1994. From 1979 through March 1993, Mr. Levy served as President, Chief Executive Officer and as a director of Lexicon Corporation, a high technology company specializing in data communications and signal processing technology. From January 1988 to June 1993, Mr. Levy also served as Chairman of the Board and Chief Executive Officer of Sports-Tech International, Inc., a company engaged in the development, acquisition, integration and sale of computer software, equipment and computer-aided video systems used by professional, collegiate and high school sports programs. Between June 1993 and February 1994, Mr. Levy was a private investor.


      Kenneth W. Sanders has served as the Vice President and Chief Financial Officer of the Company since September 1997 and was appointed Senior Vice President in October 1998. From January 1996 to August 1997, Mr. Sanders served as Senior Vice President, Chief Financial Officer of Paging Network, Inc., the world's largest paging company. From May 1993 to December 1995, Mr. Sanders served as Executive Vice President, Chief Financial Officer and a director of CellStar Corporation, an integrated wholesaler and retailer of cellular phones and related products. Between July 1979 and April 1993, Mr. Sanders was with KPMG Peat Marwick, most recently as an Audit Partner from July 1990 to April 1993.


      Mark J. Mariani has served as the Company's Executive Vice President, Sales since April 1996. From August 1991 to March 1996, Mr. Mariani served as Executive Vice President of Sports Sales for Turner Broadcasting Sales, Inc. From June 1990 to August 1991, Mr. Mariani served as Senior Vice President and National Sales Manager for CNN in New York, and from May 1986 to June 1990, Mr. Mariani served as Vice President for CNN Sales Midwest. Prior to joining Turner Broadcasting, Mr. Mariani served as an Account Executive for WBBM, an owned and operated CBS television station in Chicago, Illinois.


      Andrew S. Sturner has served as the Company's Vice President, Business Development since June 1995 and was appointed Senior Vice President, Business Development in October 1998. From May 1994 to June 1995, Mr. Sturner served as Vice President of Business Development for MovieFone, Inc., an interactive telephone service company. From March 1993 to May 1994, Mr. Sturner served as President of Interactive Services, an interactive audiotext development company which he co-founded in 1992. From August 1990 to March 1993, Mr. Sturner was a bankruptcy associate at the law firm of Stroock & Stroock & Lavan.



      Thomas Jessiman has served as the Company's Senior Vice President of Operations since February 1998. From March 1997 to February 1998, Mr. Jessiman served as the Company's Vice President, International. From November 1995 to March 1997, Mr. Jessiman served as the Director of Business Development for
U S WEST Media Group's Interactive Services Division and from September 1994 to November 1995, Mr. Jessiman served as Director of Business Development in the
U S WEST Multimedia Group. From January 1992 to September 1994, Mr. Jessiman served as Manager in IBM's Multimedia Group.

      Thomas Cullen, appointed a director of the Company in April 1997, has served as President of MediaOne Interactive Services, Inc. (formerly U S WEST, Inc. Media Group's Interactive Services Division) since April 1997. Prior thereto, Mr. Cullen held various positions with US WEST since 1981, including Vice President, Business Development for U S WEST Media Group's Interactive Services Division from April 1992 to April 1997. Mr. Cullen serves as a member of the Board of Directors of Preview Travel, Inc. and Third Age Media, Inc.

      Gerry Hogan, appointed a director of the Company in November 1996, has served as Chairman and Chief Executive Officer of Cygnus Publishing, Inc., a magazine publishing company, since May 1997. From February 1993 to August 1995, Mr. Hogan served as President and Chief Executive Officer of the Home Shopping Network. From October 1990 to February 1993, Mr. Hogan served as vice chairman of Whittle Communications, L.P. From October 1971 to September 1987, Mr. Hogan held various positions at Turner Entertainment Networks and most recently served as President. Mr. Hogan serves as a member of the Board of Directors of the Hard Rock Hotel & Casinos, London Fog Industries, Inc. and Ethnic American Broadcasting Company and as a member of the Board of Trustees of Eckerd College.

      Richard B. Horrow, appointed a director of the Company in September 1994, is an attorney and sports development consultant and has served as President of Horrow Sports Ventures, Inc., a sports consulting firm, since its inception in May 1988. Since July 1994, Mr. Horrow has been the host of the weekly television show "The Sports Business Report," which is distributed nationally through Prime Network/Sports Channel/New Sport affiliates, and has also hosted the weekly radio show "The Sports Professor," aired nationally on Prime Radio. Mr. Horrow also currently serves as a consultant for various sports-related matters to The City of Oklahoma City, the National Football League, the Ladies Professional Golf Association, the Baltimore Orioles and the National Association of Professional Baseball Leagues. From March 1991 to March 1992, Mr. Horrow served as the Executive Director of Golden Bear Sports Management, a sports management firm.

      Joseph Lacob, appointed a director of the Company in May 1995, has served as a general partner of Kleiner Perkins Caufield & Byers, a venture capital partnership, since May 1987. Mr. Lacob also serves as the Chairman of the Board of CellPro, Inc., a cell therapy device company, and Corixa, Inc., a cancer and infectious disease vaccine company. Mr. Lacob is also a director of publicly-held Pharmacyclics, Inc. and Hearport, Inc., as well as six privately-held ventures in the medical and sports media businesses.

      Sean McManus, appointed a director of the Company in March 1997, has served as President of CBS Sports since December 1996. From October 1987 to December 1996, Mr. McManus was Senior Vice President U.S. Television Sales and Programming at Trans World International, the television division of International Management Group. From August 1981 to October 1987, Mr. McManus was Vice President Planning and Development at NBC Sports. From September 1979 to August 1981, Mr. McManus served as Associate Producer and Producer at NBC Sports and from August 1977 to September 1979 he was a Production Assistant to the Associate Producer at ABC Sports.

      Andrew Nibley, appointed a director of the Company in March 1996, has served as President, Reuters NewMedia, Inc. ("Reuters NewMedia") since January 1998 and a director of Reuters NewMedia since January 1994. From January 1994 to January 1998, Mr. Nibley was the Editor and Executive Vice President of Reuters NewMedia. From January 1989 to January 1994, Mr. Nibley was the Editor, America for Reuters America, Inc. He was also named the Senior Vice President, News and Television of Reuters America, Inc. in July 1993.

      Derek Reisfield, appointed a director of the Company in March 1997, has served as President, CBS New Media Group since April 1988 and was Vice President of Business Development at CBS from May 1997 to April 1998. From April 1996 to April 1997, Mr. Reisfield was Director of Strategic Management of Westinghouse Electric Corporation. Prior thereto, Mr. Reisfield held various positions at Mitchell Madison Group, a management consulting firm, and most recently as a Partner of the firm's Media and Communications Practice, the Consumer Marketing Practice and Mitchell Madison's Venture Capital Group from June 1995 to April 1996. From August 1987 to June 1995, Mr. Reisfield held various positions, most recently as a Senior Manager, at McKinsey & Company, a management consulting firm.

      Michael P. Schulhof, appointed a director of the Company in November 1997, is a private investor. From June 1974 to January 1996, Mr. Schulhof held various positions at Sony Corporation of America, Inc. and most recently served as President and Chief Executive Officer from June 1993 to January 1996. Mr. Schulhof is a trustee of Brandeis University, Lincoln Center for the Performing Arts, Inc., New York University Medical Center and the Brookings Institute, serves on the Board of Directors of the Center on Addiction and Substance Abuse at Columbia University, is a member of the Council on Foreign Relations and a member of the Investment and Services Policy Advisory Committee to the U.S. Trade Representative.

      James C. Walsh, appointed a director of the Company in August 1994, is an attorney who has been engaged in the private practice of law since 1968. Mr. Walsh has also served as the President of Namanco Productions, Inc., a sports marketing and management firm, since 1969. Namanco Productions, Inc. is the agent and manager of NFL Hall of Fame quarterback Joe Namath.

      Messrs. Lacob, Nibley and Cullen were elected to the Board of Directors pursuant to a voting agreement among the Company and the holders of its outstanding Common Stock and preferred stock, which terminated upon completion of the Company's initial public offering. Messrs. McManus and Reisfield were elected to the Board of Directors pursuant to an agreement between the Company and CBS, certain provisions of which, including CBS's right to appoint directors to the Company's Board of Directors, terminated upon completion of the Company's initial public offering.

      The Board of Directors is divided into three classes, and each director serves for a staggered three-year term, or until successors of such class have been elected and qualified. Messrs. Levy, Lacob, Nibley and Walsh serve as Class I directors until the annual meeting of shareholders held in 2001, or until their respective successors have been elected and qualified. Messrs. Cullen, Horrow and Reisfield serve as Class II directors until the annual meeting of shareholders held in 1999, or until their respective successors have been elected and qualified. Messrs. Hogan, McManus and Schulhof serve as Class III directors until the annual meeting of shareholders held in 2000, or until their respective successors have been elected and qualified. At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors or director of the same class whose terms are then expiring. To the extent there is an increase in the number of directors, additional directorships resulting therefrom will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

      Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until the next annual meeting of shareholders and until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

Committees of the Board of Directors

      The Company's Board of Directors has established an Audit Committee and a Compensation Committee. Messrs. Cullen, Lacob and Reisfield serve on the Audit Committee, which is responsible for reviewing audit functions, including accounting and financial reporting practices of the Company, the adequacy of the Company's system of internal accounting control, the quality and integrity of the Company's financial statements and relations with independent auditors. Messrs. Hogan, Levy and McManus serve on the Compensation Committee, which is responsible for establishing the compensation of the Company's directors, officers and employees, including salaries, bonuses, commission, and benefit plans, and administering the Company's stock plans and other forms of or matters relating to compensation.

Director Compensation

      The Company reimburses its directors for out-of-pocket expenses incurred in connection with their rendering of services as directors. The Company currently does not intend to pay cash fees to its directors for attendance at meetings. Non-employee directors are eligible to receive options under the Company's 1997 Incentive Compensation Plan. See "--Stock Plans."

Compensation Committee Interlocks and Insider Participation

      The Compensation Committee is comprised of Gerry Hogan, Michael Levy and Sean McManus. Mr. Levy is an executive officer of the Company. Mr. Levy does not participate in discussions regarding his own compensation or performance appraisals.

Executive Compensation

      The following table sets forth all compensation awarded to, earned by or paid for services rendered to the Company in all capacities during the years ended December 31, 1996 and 1997 by the Company's Chief Executive Officer and its other executive officers (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                                                                   Long-Term
                                                                                 Compensation
                                                                                     Awards
                                                  Annual Compensation(1)        ------------------
                                            -----------------------------------     Securities         All Other
Name and Principal Position                  Year       Salary        Bonus     Underlying Options   Compensation
---------------------------                  ----       ------        -----     ------------------   ------------
Michael Levy,
  Chairman, President and Chief Executive
  Officer.................................   1997      $ 206,787    $   75,000         150,000       $  23,027(2)
                                             1996        167,887        50,000             --           22,922(2)
Mark J. Mariani,
  Executive Vice President, Sales.........   1997        165,066        25,000          20,000              --
                                             1996        112,243        10,000          80,000           8,205(3)
Kenneth W. Sanders,
  Senior Vice President and Chief
  Financial Officer(4)....................   1997         72,717        15,000         100,000          47,579(3)

Andrew S. Sturner,
  Senior Vice President, Business
  Development.............................   1997        127,500        20,000          30,000              --
                                             1996        101,934        10,000             --               --

Thomas Jessiman,
  Senior Vice President of Operations(5)..   1997        118,750        10,000          50,000           5,318(3)


-----------------
(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in such column. The aggregate amount of perquisites and other personal benefits provided to each Named Executive Officer is less than 10% of the total annual salary and bonus of such officer.
(2) Represents premiums paid for life and disability insurance policies for the benefit of Mr. Levy.
(3)  Represents reimbursement of relocation and moving expenses.
(4)  Mr. Sanders joined the Company in September 1997.

(5)  Mr. Jessiman joined the Company in March 1997.


      The following table sets forth certain information concerning grants of stock options made during 1997 to each Named Executive Officer.

                        Option Grants in Fiscal Year 1997


                                                 Individual Grants
                             ---------------------------------------------------------     Potential Realizable Value
                              Number of    % of Total                                      at Assumed Annual Rates of
                             Securities      Options                                        Stock Price Appreciation
                             Underlying    Granted to      Exercise                            for Option Term(2)
                               Options    Employees in    Price Per        Expiration      ---------------------------
   Name                      Granted(1)    Fiscal Year    Share ($)           Date             5%($)        10%($)
   ----                      ----------   ------------    ---------        ----------         -------       -------
   Michael Levy...........      150,000       16.6         8.00             12/5/07           754,674      1,912,491
   Mark J. Mariani........       20,000        2.2         8.00          7/1/07-12/5/07       100,623        254,999
   Kenneth W. Sanders.....      100,000       11.1         8.00         8/27/07-12/5/07       503,116      1,274,994
   Andrew S. Sturner......       30,000        3.3         5.00-8.00     3/1/07-12/5/07       135,841        344,248
   Thomas Jessiman........       50,000        5.5         5.00-8.00     3/1/07-12/5/07       176,091        446,248


---------------
(1) All such options were granted under the Company's 1995 Stock Option Plan and 1997 Incentive Compensation Plan and become exercisable in installments over a period of four years. Under the 1995 Stock Option Plan and 1997 Incentive Compensation Plan, these options will become immediately exercisable in the event of certain change of control transactions involving the Company. See "--Stock Plans."

(2) In accordance with the rules of the Commission, the potential realizable values for such options shown in the table are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumed rates of appreciation do not represent the Company's estimate or projection of the appreciation of shares of Common Stock of the Company.

         The following table sets forth information concerning exercisable and unexercisable stock options held as of December 31, 1997 by each of the Named Executive Officers. No options were exercised by the Named Executive Officers in 1997.

                          Fiscal Year End Option Values


                                                                                          Value of Unexercised
                                               Number of Securities Underlying           In-The-Money Options at
                                               Options at December 31, 1997(1)             December 31, 1997 (2)
                                              ---------------------------------       -----------------------------
Name                                          Exercisable         Unexercisable       Exercisable     Unexercisable
----                                          -----------         -------------       -----------     -------------
Michael Levy............................               0             150,000         $           0   $     412,500
Mark J. Mariani.........................          33,333              66,667                55,000         611,600
Kenneth W. Sanders......................          20,000              80,000                55,000         220,000
Andrew S. Sturner.......................          25,000              45,000               253,000         258,300
Thomas Jessiman.........................               0              50,000                     0         257,500


-----------------
(1) Exercisable in accordance with the provisions described in Note (1) to the table entitled "Option Grants in Fiscal Year 1997."
(2) Based on the closing price for the Company's Common Stock on December 31, 1997 ($10.75), as reported by the Nasdaq National Market.

Employment Agreements

      The Company has entered into an employment agreement with Michael Levy, pursuant to which he will serve as Chairman of the Board, President and Chief Executive Officer through December 31, 2003, subject to extension or renewal. Mr. Levy will receive an annual base salary of at least $300,000 and such bonuses as may be awarded from time to time by the Board or any compensation committee thereof. Pursuant to the agreement, the Company shall grant Mr. Levy options to purchase at least 150,000 shares of Common Stock during each calendar year of his employ at exercise prices to be determined at the time of grant. If the agreement is terminated by the Company other than by reason of death, Disability (as defined in the agreement) or Cause (as defined in the agreement), or by Mr. Levy for Good Reason (generally defined as a material breach by the Company of the agreement), the Company will pay to Mr. Levy within five days of such termination an amount equal to the sum of Mr. Levy's accrued base salary and vacation pay through the date of termination, a pro rata portion of his most recent bonus pay and an amount equal to the greater of two times his current annual base salary or the amount of base salary that would have been payable to him for the remainder of the term of the agreement. The agreement prohibits Mr. Levy from competing with the Company during his employment and for a period of two years after termination of his employment.

      The Company has entered into a three-year employment agreement with Kenneth W. Sanders, pursuant to which he will serve as Vice President and Chief Financial Officer. Mr. Sanders will receive an annual base salary of $210,000 and such bonuses as may be awarded from time to time by the Board or any compensation committee thereof. Upon commencement of his employment, the Company granted Mr. Sanders options to purchase 80,000 shares of Common Stock at an exercise price of $8.00 per share. If the agreement is terminated by the Company other than by reason of death, Disability (as defined) or Cause (as defined), or by Mr. Sanders for Good Reason (generally defined as a material breach by the Company of the agreement), the Company will continue to pay Mr. Sanders for a period of six months (one year, if such termination is within one year following a change in control) his base salary plus, an additional amount not to exceed $105,000 depending on the value during such six-month period of the stock options granted to him. In addition, all unvested stock options held by Mr. Sanders at the time his employment is terminated will immediately vest and become exercisable for a period of one year following the date of termination. The agreement prohibits Mr. Sanders from competing with the Company during his employment and for a period of two years after termination of his employment.

      The Company has also entered into an agreement with Mark J. Mariani whereby the Company has agreed to provide Mr. Mariani with certain compensation in the event his employment is terminated by the Company without Cause. If his employment is terminated without Cause, the Company will continue to pay Mr. Mariani an amount equal to the installments of his base salary (at the rate in effect immediately prior to the date of termination) that would have been paid to him had his employment not been so terminated for a period of (i) six months if such termination is either prior to a change of control or more than one year after a change of control or (ii) one year if such termination is within one year following a change of control. In addition, all unvested stock options held by Mr. Mariani at the time his employment is terminated will immediately vest and become exercisable for a period of one year following the date of termination.

Stock Plans


      1995 Stock Option Plan. The Company's 1995 Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors in August 1995 and approved by the Company's shareholders in March 1996. The 1995 Plan provides for the grant of "incentive stock options," within the meaning of the Internal Revenue Code, to employees and officers of the Company, and non-qualified stock options to employees, consultants, directors and officers of the Company. Up to 1,200,000 shares of Common Stock are authorized for issuance under the 1995 Plan. As of September 30, 1998, options to purchase a total of 815,021 shares of Common Stock at a weighted average exercise price of $4.56 were outstanding under the 1995 Plan (of which options to purchase approximately 377,090 shares were then exercisable).


      The 1995 Plan is administered by the Board of Directors, which has the authority to select the optionees and determine the terms of the options granted, including (i) the number of shares subject to each option, (ii) option exercise terms, (iii) the exercise price of the option (which in the case of an incentive stock option cannot be less that the fair market value of the Common Stock as of the date of grant), (iv) the duration of the option, and (v) the time, manner and form of payment upon exercise of an option. An option is not transferable by the optionholder except by will or by the laws of descent and distribution. Generally, no incentive stock option may be exercised more than three months following termination of employment, unless the termination is due to death or disability, in which case the option is exercisable for a maximum of twelve months after such termination or unless the termination is due to the employee's misconduct, in which case the option shall terminate immediately.

      1997 Incentive Compensation Plan. The Company has adopted the 1997 Incentive Compensation Plan (the "Incentive Plan") which is designed to assist the Company in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors and independent contractors (collectively, the "Participants") by enabling the Participants to acquire or increase a proprietary interest in the Company, as well as providing the Participants with annual and long term performance incentives to expend their maximum efforts in the creation of shareholder value. Pursuant to the Incentive Plan, the Company may grant Participants stock options, stock appreciation rights, restricted stock, deferred stock, other stock-related awards and performance or annual incentive awards that may be settled in cash, stock or other property (collectively, "Awards"). A committee comprised of at least two non-employee directors (the "Committee"), or in the absence thereof the Board of Directors, administers and interprets the Incentive Plan and is authorized to grant Awards to all eligible Participants.


      The total number of shares of Common Stock that may be subject to the granting of Awards under the Incentive Plan is equal to: (i) 3,000,000 shares, plus (ii) the number of shares with respect to Awards previously granted under the Incentive Plan that terminate without being exercised, expire, are forfeited or canceled, and the number of shares of Common Stock that are surrendered in payment of any Awards or any tax withholding requirements. As of September 30, 1998, options to purchase a total of 1,583,382 shares of Common Stock at a weighted average exercise price of $17.65 were outstanding under the Incentive Plan (of which options to purchase approximately 35,422 shares were then exercisable). As a result of a significant decline in the market price of the Company's Common Stock during the third quarter of 1998, certain options granted pursuant to the Incentive Plan had exercise prices substantially in excess of the market price of the Company's Common Stock. In order to ensure that such options continued to provide sufficient incentives to key employees to continue their meaningful efforts on behalf of the Company, in September 1998 the Company amended an aggregate of 230,000 outstanding options held by certain officers and directors to reduce their exercise prices to current market value, and in October 1998 the Company amended an aggregate of 625,382 outstanding options held by certain other employees of the Company to reduce their exercise prices to current market value. None of the other terms of the options so amended were affected and none of such options are currently exercisable.


      The following is a description of the types of Awards that may be granted under the Incentive Plan:

           Stock Options and Stock Appreciation Rights. The Committee is authorized to grant stock options, including incentive and non-qualified stock options, and stock appreciation rights ("SARs") entitling the Participant to receive the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the grant price of the SAR. The exercise price per share subject to an option and the grant price of a SAR are determined by the Committee, but must not be less than the fair market value of a share of Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the related option agreement, but no option may be exercised after the expiration of ten years from the date of grant. Options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company must have an exercise price of at least 110% of the fair market value of the Common Stock on the date of grant and a term of no more than five years. Options may be exercised by payment of the exercise price in cash, shares of Common Stock, outstanding Awards or other property having a fair market value equal to the exercise price, as the Committee may determine from time to time.

           Restricted and Deferred Stock. The Committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of Common Stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the Committee. A Participant granted restricted stock generally has all the rights of a shareholder of the Company, unless otherwise determined by the Committee. An Award of deferred stock confers upon the Participant the right to receive shares of Common Stock at the end of a specified deferral period, subject to possible forfeiture of the Award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an Award of deferred stock carries no voting or dividend rights. The restricted or deferral period for restricted stock or deferred stock Awards may not be less than three years unless the Award is subject to performance conditions, in which case the period will not be less than one year.

           Bonus Stock and Awards in Lieu of Cash Obligations. The Committee is authorized to grant shares of Common Stock as a bonus, free of restrictions, or to grant shares of Common Stock or other Awards in lieu of cash under the Incentive Plan, subject to such terms as the Committee may specify.

           Other Stock-Based Awards. The Committee is authorized to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of Common Stock. Such Awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Common Stock, purchase rights for shares of Common Stock, Awards with value and payment contingent upon performance by the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of shares of Common Stock or the value of securities of or the performance of specified subsidiaries or business units. The Committee determines the terms and conditions of such Awards.

      The right of a Participant to exercise or receive a grant or settlement of an Award, and the timing thereof, may be subject to such performance conditions (including subjective individual goals) as may be specified by the Committee. In addition, the Incentive Plan authorizes specific annual incentive Awards, which represent a conditional right to receive cash, shares of Common Stock or other Awards upon achievement of certain pre-established performance goals and subjective individual goals during a specified fiscal year.

      Awards may be settled in the form of cash, shares of Common Stock, other Awards or other property in the discretion of the Committee. The Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any shares of Common Stock or other property to be distributed will be withheld (or previously acquired shares of Common Stock or other property surrendered by the Participant) to satisfy withholding and other tax obligations. Awards granted under the Incentive Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the Participant's death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions.

      The Incentive Plan also provides that each non-employee director who is not affiliated with or a designee of a beneficial owner of more than 5% of the Common Stock will automatically receive (i) an option to purchase 12,000 shares of Common Stock on the date of his or her election or appointment and (ii) on the date of the Company's annual meeting of shareholders, an option to purchase 3,000 shares of Common Stock. Such options have a term of 10 years and become exercisable at the rate of 25% per year commencing on the first anniversary of the date of grant; provided, however, that the options shall be fully exercisable in the event that, while serving as a director, the non-employee director dies, suffers a "disability," or "retires" (within the meaning of such terms as defined in the

Incentive Plan). The per share exercise price of options granted to non-employee directors will be equal to the fair market value of a share of Common Stock on the date such option is granted. Unless otherwise extended in the sole discretion of the Compensation Committee, the unexercised portion of any formula option grant will become null and void (i) three months after the date on which the non-employee director ceases to be a director for any reason other than the non-employee director's willful misconduct or negligence, disability, death or retirement, (ii) immediately in the event of the non-employee director's willful misconduct or negligence, (iii) at the expiration of its original term if the non-employee ceases to be a director by reason or his or her retirement, or (iv) one year after the non-employee director ceases to be a director by reason of his or her disability or death.

      Employee Stock Purchase Plan. The Company has reserved for issuance 500,000 shares of Common Stock under the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"). All eligible employees (as defined therein), other than holders of stock or options to purchase 5% or more of the Company's Common Stock, employed by the Company from time to time may elect to participate in the Purchase Plan. Under the Purchase Plan, participants are granted a purchase right to acquire shares of Common Stock at semi-annual intervals, during 12-month offering periods, with the exception of the first period, which commenced on November 13, 1997 and ends on December 31, 1998. The purchase price for the shares under the Purchase Plan will be paid by the employee through periodic payroll deductions and/or lump sum payments not to exceed 25% of the participant's total annual compensation. The purchase price per share will be equal to 85% of the lower of (i) the fair market value of the Common Stock at the beginning of the offering period (which, in the case of the first offering period, was $8.00) or, if greater, the fair market value of the Common Stock on the date the participant enrolls in the Purchase Plan, or (ii) the fair market value per share of the Common Stock on the purchase date. In no event may a participant purchase more than $25,000 of Common Stock pursuant to the Purchase Plan in any calendar year. On June 30, 1998, employees' contributions to the Purchase Plan aggregating approximately $1,354,000 were applied to the purchase of 199,060 shares of Common Stock.

401(K) Plan

      The Company maintains a 401(k) retirement savings plan (the "401(k) Plan"). All employees of the Company, meeting certain minimum eligibility requirements, are eligible to participate in the 401(k) Plan. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (but not greater than a statutorily prescribed annual limit). The percentage elected by certain highly compensated participants may be required to be lower. The 401(k) Plan permits, but does not require, additional contributions to the 401(k) Plan by the Company. All amounts contributed by employee participants in conformance with plan requirements and earnings on such contributions are fully vested at all times.

                              CERTAIN TRANSACTIONS

      CBS Agreement. On March 5, 1997, the Company entered into a five-year agreement with CBS, pursuant to which, among other things, the Company's flagship Internet site was renamed "cbs.sportsline.com." The term of the CBS agreement expires on December 31, 2001. The CBS agreement provides for cbs.sportsline.com to receive certain minimum amounts of advertising and on-air promotion, including at least $11 million during 1998 and 1999 and at least $14 million during 2000 and 2001. The Company has the right to use certain CBS logos and television-related sports content on cbs.sportsline.com and in connection with the operation and promotion of that Web site.

      In consideration of CBS's advertising and promotional efforts and its license to the Company of the right to use certain CBS logos and television-related sports content, CBS will receive 3,100,000 shares of Common Stock over the term of the CBS agreement (752,273, 735,802, 558,988, 567,579 and 485,358 shares in 1997, 1998, 1999, 2000 and 2001, respectively). CBS will also have the right to receive 60% of the Company's advertising revenue on cbs.sportsline.com pages related to certain "signature events" (such as the NCAA Men's Basketball Tournament, PGA Tour events, U.S. Open tennis and the Daytona
500) and 50% of the Company's advertising revenue on cbs.sportsline.com pages containing other CBS television-related sports content. The CBS agreement also provides that the Company shall issue to CBS on the first business day of each contract year warrants to purchase 380,000 shares of Common Stock at per share exercise prices ranging from $10.00 in 1997 to $30.00 in 2001. Such warrants are exercisable at any time during the contract year in which they are granted. In January 1998, CBS exercised warrants to purchase 380,000 shares of Common Stock at an exercise price of $10.00 per share.

      US WEST Agreement. In connection with its September 1996 investment in Series C Preferred Stock, MediaOne Interactive Services, Inc., formerly U S WEST Interactive Services, Inc. ("MediaOne") and the Company entered into a two-year agreement that provides for the Company and MediaOne to (i) establish hypertext links and certain cross promotional pages between the Company's Web sites and MediaOne's "Dive In" local Internet sites, (ii) jointly develop original local sports content for the "Dive In" service and (iii) engage in certain joint promotional activities. The Company also agreed to offer MediaOne the right of first refusal to provide any "yellow page" offering that the Company considers launching during the term of the agreement. The agreement also provides for the Company to pay MediaOne royalties based on the number of customers referred from MediaOne's Web sites who purchase memberships on the Company's Web sites. The Company also issued MediaOne warrants to purchase 960,000 shares of Common Stock at an exercise price of $8.25 per share. Such warrants were exercised in March 1997.

      Reuters NewMedia Agreement. In March 1996, the Company and Reuters NewMedia entered into an agreement pursuant to which the Company agreed to provide Reuters NewMedia a 60-day exclusive negotiation period with respect to
(i) the provision of non-U.S. sports news and information for any Internet, wireless or other proprietary online service marketed to foreign countries or regions that the Company considers launching, (ii) the branding of such service and (iii) an investment in such service. The Company also agreed to provide Reuters NewMedia a reasonable opportunity to match the terms for such an agreement offered by another party if such terms are equivalent or less favorable to the Company than those offered by Reuters NewMedia. The Company also agreed (i) subject to technological feasibility, to negotiate an agreement to develop a customized version of cbs.sportsline.com available only to Reuters NewMedia subscribers through a Reuters NewMedia product, (ii) to grant Reuters NewMedia the exclusive right to redistribute the Company's news and information content within a Reuters NewMedia product as part of a sports news service, subject to negotiation of royalties and the agreement of the Company's third party content providers and (iii) to provide Reuters NewMedia an opportunity to license to the Company content specifically related to sports outside the United States, if such content is already owned, licensed or produced by Reuters NewMedia, and to license such content from Reuters NewMedia if its proposal is equivalent to or better than proposals received from third parties.

      Kleiner Perkins Caufield & Byers Guaranty. In December 1995, Kleiner Perkins Caufield & Byers VII ("KPCB VII") guaranteed a $1,500,000 loan the Company received from Silicon Valley Bank. In return for executing the guaranty, the Company issued KPCB VII warrants to purchase 30,000 shares of Common Stock, which are exercisable until December 13, 2000 at a price of $2.50 per share.

      Horrow Consulting Agreement. In September 1994, the Company and Horrow Sports Ventures, an entity owned by Richard Horrow, a director of the Company, entered into a consulting agreement that, among other things, provides for Horrow Sports Ventures and Mr. Horrow to assist the Company in obtaining access to representatives of professional sports leagues, college sports associations and television networks and developing strategic, promotional and marketing plans. In consideration of the services rendered pursuant to the agreement, Mr. Horrow received warrants to purchase 10,000 shares of Common Stock at an exercise price of $5.00 per share in August 1994 and received warrants to purchase an additional 10,000 shares of Common Stock at an exercise price of $5.00 per share in January 1997. Horrow Sports Ventures currently receives a consulting fee of $5,000 per month.

      Schulhof Consulting Agreement. In June 1996, the Company and Michael P. Schulhof entered into a two year consulting agreement that provides for Mr. Schulhof to consult with and advise the Company from time to time with respect to corporate, business and marketing strategy. In consideration of the services rendered pursuant to the agreement, Mr. Schulhof received warrants to purchase 40,000 shares of Common Stock at an exercise price of $5.00 per share in 1994 and received warrants to purchase an additional 8,000 shares of Common Stock at an exercise price of $8.00 per share in December 1997.

      Planned Licensing Agreement. In August 1994, the Company and Planned Licensing, Inc., a wholly owned subsidiary of Namanco Productions, Inc. ("Planned Licensing"), entered into a five-year agreement pursuant to which Planned Licensing agreed to cause Joe Namath to provide certain services for the Company, including endorsements of the Company's products. James C. Walsh, a director of the Company, is the president and sole stockholder of Namanco Productions, Inc. The Company has the right to renew the agreement for three additional five-year terms. Under the agreement, the Company is obligated to pay Planned Licensing royalties equal to $0.15 per month for each individual who becomes a member during the term of the agreement and remains a member for three months, and, during each renewal term, $0.15 per month for each new member, or $0.05 per month if the total royalties during the last calendar year prior to the renewal term were less more than $500,000. The royalties paid to Planned Licensing for the years ended December 31, 1995, 1996 and 1997 were $932, $18,645 and $49,967, respectively.

                             PRINCIPAL SHAREHOLDERS


         The following table sets forth information with respect to the beneficial ownership of the Company's outstanding Common Stock as of September 30, 1998, by (i) each person or entity known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director and Named Executive Officer of the Company, and (iii) all directors and executive officers of the Company as a group.




                                                                                    Shares Beneficially Owned (2)
                                                                                    -----------------------------
Name of Beneficial Owner(1)                                                             Number            Percent
---------------------------                                                         -----------------------------
CBS Broadcasting, Inc. (3).............................................                2,248,075           11.5%
Thomas Cullen (4)......................................................                1,596,652            8.4
MediaOne Interactive Services, Inc.....................................                1,595,852            8.4
Joseph Lacob (5).......................................................                1,503,492            7.7%
Kleiner Perkins Caufield & Byers (6)...................................                1,464,166            7.5%
Michael Levy (7).......................................................                1,370,000            7.2
Estate of Burk Zanft (8)...............................................                1,000,000            5.2
Andrew Nibley (7) (9)..................................................                  425,672            2.2
James C. Walsh (7).....................................................                  160,000            *
Kenneth W. Sanders (7).................................................                   48,999            *
Mark J. Mariani (7)....................................................                   47,821            *
Andrew S. Sturner (7)..................................................                   43,644            *
Thomas Jessiman (7)....................................................                   21,569            *
Richard B. Horrow (7)..................................................                   22,250            *
Gerry Hogan (7)........................................................                   10,000            *
Sean McManus...........................................................                       --            *
Derek Reisfield........................................................                       --            *
Michael P. Schulhof (7)................................................                    3,000            *
All directors and executive officers as a group (14 persons) (7).......                5,253,099           26.7


--------------
 *   Less than 1% of the outstanding Common Stock.
(1) Unless otherwise indicated, the address of each of the beneficial owners identified is c/o SportsLine USA, Inc., 6340 N.W. 5th Way, Fort Lauderdale, Florida 33309. Except as otherwise indicated, such beneficial owners have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

(2) The number of shares of Common Stock deemed outstanding includes (i) 19,121,282 shares of Common Stock outstanding as of September 30, 1998, and
     (ii) 1,161,829 shares issuable pursuant to options and warrants held by the respective person or group which may be exercised within 60 days after September 30, 1998 ("presently exercisable stock options" and "presently exercisable warrants," respectively), as set forth below. Pursuant to the rules of the Securities and Exchange Commission, presently exercisable stock options and presently exercisable warrants are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.


(3) Reflects (i) 1,868,075 shares held of record and (ii) 380,000 shares subject to presently exercisable warrants. Does not include additional shares of Common Stock and warrants to purchase Common Stock to be issued to CBS after September 30, 1998 pursuant to the CBS agreement. See "Certain Transactions--CBS Agreement." The address of CBS is 51 West 52nd Street, New York, New York 10019.


(4) Reflects (i) 800 shares held of record by Mr. Cullen and (ii) 1,595,852 shares held of record by MediaOne of which Mr. Cullen is President for which Mr. Cullen disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address of MediaOne and Mr. Cullen is 9000 East Nichols, Englewood, Colorado 80112.


(5) Reflects (i) 37, 240 shares held of record by Mr. Lacob, (ii) 2,086 shares held of record by a trust for the benefit of Mr. Lacob's children for which Mr. Lacob disclaims beneficial ownership and (iii) 1,134,166 shares held of record and 330,000 shares subject to presently exercisable warrants held by various funds associated with Kleiner Perkins Caufield & Byers of which Mr. Lacob is a general partner for which Mr. Lacob disclaims beneficial ownership except to the extent of his pecuniary interest therein. See note
     (6) below. The address of Mr. Lacob is 2750 Sand Hill Road, Menlo Park, California 94025.


(6) Reflects (i) 1,093,611 shares held of record and 322,500 shares subject to presently exercisable warrants held by Kleiner Perkins Caufield & Byers VII and (ii) 40,555 shares held of record and 7,500 shares subject to presently exercisable warrants held by KPCB Information Sciences Zaibatsu Fund II. The address of Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, California 94025.


(7) Excludes shares issuable (i) upon exercise of stock options not exercisable within 60 days in the following amounts: Michael Levy (325,000), Andrew Nibley (3,000), James C. Walsh (3,000), Kenneth W. Sanders (125,001), Mark Mariani (115,668), Andrew S. Sturner (129,668), Thomas Jessiman (108,334), Richard B. Horrow (3,000), Gerry Hogan (3,000), Michael P. Schulhof (20,000) and all executive officers and directors as a group (835,671) and
     (ii) upon the exercise of warrants not exercisable within 60 days in the following amounts: Richard B. Horrow (7,500) and Gerry Hogan (30,000).

(8) Reflects (i) 800,000 shares held of record and (ii) 200,000 shares subject to presently exercisable warrants. The address of the Estate of Burk Zanft is 745 Downing Street, Teaneck, New Jersey 07666.
(9) Reflects shares held of record by Reuters NewMedia of which Mr. Nibley is a director, the Editor and Executive Vice President. Mr. Nibley disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Reuters NewMedia and Mr. Nibley is 1700 Broadway, New York, New York 10019.

                              SELLING SHAREHOLDERS


      The following table sets forth, as of September 30, 1998 (except as otherwise indicated), the name of each Selling Shareholder, the number of shares of Common Stock that each Selling Shareholder beneficially owned as of such date, the number of Shares beneficially owned by each Selling Shareholder that may be offered for sale from time to time by this Prospectus, and the number of shares of Common Stock to be held by each such Selling Shareholder assuming the sale of all of the Shares offered hereby. Included in the table below are 876,986 Shares subject to Warrants that are not currently exercisable. Except as indicated below, none of the Selling Shareholders has held any position or office (other than a non-officer employment relationship) or had a material relationship with the Company or any of its affiliates (other than as a result of the ownership of Common Stock) within the past three years. The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.



                                                           Shares Beneficially
                                                                Owned                                 Shares Beneficially
                                                             Prior to the           Shares Which             Owned
                                                              Offering(1)           May be Sold       After the Offering(2)
                                                           -------------------      Pursuant to       --------------------
Name of Selling Shareholder                                Number      Percent    this Prospectus     Number      Percent
---------------------------                                ------      -------    ---------------     ------      --------
Gary Allen (3).....................................           366        *             366             --          --
America Online, Inc. (4)...........................     1,000,000       5.0%       900,000            550,000     2.7%
Leonard Armato (5).................................        88,000        *          88,000             --          --
Arnold Palmer Enterprises..........................        10,000        *          10,000             --          --
Brian P. Axe (3)...................................            52        *              52             --          --
Michael G. Barnett.................................           750        *             750             --          --
Steven Bennet (3)..................................             5        *               5             --          --
Big Sky, Inc.......................................        20,000        *          20,000             --          --
Bruce Binkow (5)...................................        22,000        *          22,000             --          --
BNI................................................         5,000        *           5,000             --          --
Fred Boyce (3).....................................             5        *               5             --          --
John Daly..........................................        20,000        *          20,000             --          --
Ed DeBartolo.......................................        40,000        *          40,000             --          --
Chieko Eguchi (3)..................................             5        *               5             --          --
ETW Corp. (5)......................................        60,000        *          60,000             --          --
Emerson Fittipaldi ................................        10,000        *          10,000             --          --
Wayne Gretzky......................................         8,500        *           8,500             --          --
Yuji Hashiba (3)...................................            25        *              25             --          --
Jens Hoeffinger (3)................................            24        *              24             --          --
Joshua M. Homik (3)................................            25        *              25             --          --
Yves Huin (3)......................................            54        *              54             --          --
Javier Ramon Martin Infante (3)....................            25        *              25             --          --
Institutional Venture Management (3)...............         4,100        *           4,100             --          --
Institutional Venture Management Founders Fund I,                                                      --          --
  L.P. (3).........................................         5,700        *           5,700
Institutional Venture Partners VI (3)..............       196,800       1.0        196,800             --          --
International Management Group (5).................        62,657        *          62,657             --          --
Michael Jordan (5).................................       160,000        *         160,000             --          --
Keyshawn Johnson...................................         4,000        *           4,000             --          --
Ken and Kris Keller (3)............................             5        *               5             --          --
Jack Kemp..........................................         7,000        *           7,000             --          --
Kevin Klier (3)....................................         6,508        *           6,508             --          --
Lee Kolligian......................................         5,500        *           5,500             --          --
Knight-Ridder Investment Company (3)...............       283,000       1.5        283,000             --          --
Jay S. and Gabrielle Kunin (3).....................           711        *             711             --          --
Jim Lampley........................................        10,000        *          10,000             --          --
Lighthouse Capital Partners, L.P (3)...............         2,044        *           2,044             --          --
Carl Linde (3).....................................           690        *             690             --          --
Lisa L. Enterprises, Inc. (5)......................        17,000        *          17,000             --          --
Thomas Loeffler....................................         2,500        *           2,500             --          --
Management Plus Enterprises (5)....................         3,000        *           3,000             --          --
Courtney A. Mares (3)..............................             5        *               5             --          --


                                                           Shares Beneficially
                                                                 Owned                                 Shares Beneficially
                                                             Prior to the           Shares Which             Owned
                                                              Offering(1)           May be Sold       After the Offering(2)
                                                           -------------------      Pursuant to       --------------------
Name of Selling Shareholder                                Number      Percent    this Prospectus     Number      Percent
---------------------------                                ------      -------    ---------------     ------      --------

Michael Jack, Inc..................................        10,000        *          10,000             --          --
Greg McLemore.....................................         10,050        *          10,050             --          --
David J. Momhinweg II (3)..........................            25        *              25             --          --
Virginia Moschetta (3).............................           255        *             255             --          --
Joe Namath.........................................       200,000        *         100,000        100,000           *
National Football League Players Incorporated (5)..        20,000        *          20,000             --          --
Shaquille O'Neal (5)...............................        88,000        *          88,000             --          --
Edward Pattermann (3)..............................        23,751        *          23,751             --          --
Elaine and Gerald Pattermann (3)...................           109        *             109             --          --
Steve and Connie Pattermann (3)....................           109        *             109             --          --
PGA Interactive LLC (5)............................        53,202        *          53,202             --          --
Pistol Pete, Inc...................................         8,500        *           8,500             --          --
Carmen Policy (5)..................................        40,000        *          40,000             --          --
Gabrielle Reece....................................        10,000        *          10,000             --          --
Jerry Rice.........................................        16,000        *          16,000             --          --
David Schofman (6).................................        23,462        *          23,462             --          --
Jack Shanklin (6)..................................        23,462        *          23,462             --          --
Silicon Valley Bank (3)............................         1,273        *           1,273             --          --
Sports Byline USA..................................         4,000        *           4,000             --          --
Sports Directories, Inc. (3).......................           510        *             510             --          --
Sports Management Group............................         4,000        *           4,000             --          --
Stanford University (3)............................         7,979        *           7,979             --          --
Alice Stipak (3)...................................             5        *               5             --          --
Kaori Takamura (3).................................             5        *               5             --          --
James Da Cheng Tang (3)............................           214        *             214             --          --
Trinity Side-By-Side Fund, L.P. (3)................         6,858        *           6,858             --          --
Trinity Ventures V, L.P. (3).......................       117,237        *         117,237             --          --
Tufton Group.......................................        10,000        *          10,000             --          --
Cynthia Typaldos (3)...............................        19,337        *          19,337             --          --
Gary Uberstine (5).................................        22,000        *          22,000             --          --
James Walsh (7)....................................       160,000        *          80,000         80,000           *
Bill Walton........................................         6,000        *           6,000             --          --
Joyce Weaver (3)...................................            54        *              54             --          --
Herlen Werner......................................         4,000        *           4,000             --          --
William Morris Agency..............................        10,000        *          10,000             --          --
Craig Yates (3)....................................             5        *               5             --          --


-------------------
 *   Less than 1% of the outstanding Common Stock.

(1) Except as otherwise indicated, such beneficial owners have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.
(2) Assumes that each Selling Shareholder will sell all of the Shares set forth above under "Shares Which May Be Sold Pursuant to This Prospectus." There can be no assurance that the Selling Shareholders will sell all or any of the Shares offered hereunder.
(3) Reflects shares issued by the Company in connection with the acquisition of GolfWeb.

(4) Reflects 550,000 shares held of record by AOL and 450,000 shares subject to presently exercisable warrants held by AOL. Excludes 450,000 shares issuable upon exercise of warrants not exercisable within 60 days. Pursuant to the AOL Agreement, only the shares issuable upon exercise of the 900,000 warrants granted to AOL are being registered hereunder. AOL has agreed not to sell or otherwise dispose of the shares issuable upon exercise of such warrants until the second anniversary of the original issue date of the warrants, or, if earlier, the termination of the AOL Agreement, the consummation of a Change in Control (as defined in the AOL Agreement) of the Company or the liquidation, dissolution, reorganization or bankruptcy of the Company.


(5)  Includes shares subject to Warrants that are not yet exercisable.


(6) Reflects shares issued by the Company in connection with the acquisition of IGO.


(7) Mr. Walsh is a Director of the Company. See "Management--Directors and Executive Officers" and "Certain Transactions--Planned Licensing Agreement."

                              PLAN OF DISTRIBUTION

      The Shares covered by this Prospectus may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Shareholders may sell the Shares offered hereby in the over-the-counter market, on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated market prices. The Shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

      In connection with distributions of the Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Shares in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell the Shares short and redeliver the Shares to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus. The Selling Shareholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged Shares pursuant to this Prospectus. In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

      In effecting sales, brokers, dealers or agents engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they act as agent or to whom they sell Shares as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Under certain circumstances, the Selling Shareholders and any broker-dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities, and any profit on the sale of the Shares by them and any commissions, discounts or concessions received by any such broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act.


      The Company will not receive any of the proceeds from the sale of Shares by the Selling Shareholders. However, the Company could receive up to approximately $45.9 million upon exercise of all of the Warrants (of which their is no assurance). See "Use of Proceeds." The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered by the Selling Shareholders. In addition, the Company has agreed to indemnify certain of the Selling Shareholders against certain liabilities, including liabilities arising under the Securities Act, or to contribute to payments they may be required to make in respect thereof.


      To comply with the securities laws of certain jurisdictions, if applicable, the Shares must be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from the registration or qualification requirement is available and is complied with.

      The Company has advised the Selling Shareholders that the anti-manipulation rules under the Exchange Act may apply to their sales of Shares in the market and to the activities of the Selling Shareholders and their affiliates. The Company has also informed the Selling Shareholders of the need for delivery of a copy of this Prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby, and the Company will make copies of this Prospectus available to the Selling Shareholders for such purpose. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act.

      There can be no assurance that the Selling Shareholders will sell all or any of the Shares offered hereunder. The Company has agreed with certain of the Selling Shareholders to use its best efforts to maintain the effectiveness of the Registration Statement of which this Prospectus is a part until the earlier of (i) the date on which all Shares held by such Selling Shareholders have been sold, transferred or otherwise disposed of by such Selling Shareholders; (ii) the date on which no such Selling Shareholder holds Shares representing more than 1% of the outstanding Common Stock; and (iii) January 29, 2000. The Company intends to de-register any of the Shares not sold by the Selling Shareholders prior to such date; however, the Company anticipates that at such time any unsold Shares may be freely tradable under Rule 144 of the Securities Act. No sales may be made pursuant to this Prospectus after such date unless the Company amends or supplements this Prospectus to indicate that it has agreed to extend such period of effectiveness. The Company has agreed with AOL to maintain an effective registration statement with respect to the shares of Common Stock underlying the warrants granted to AOL until the earlier of (i) one year following the earliest of the date on which all of such warrants have been exercised or have expired, or (ii) the date on which AOL no longer holds any shares issuable upon exercise of such warrants.

                          DESCRIPTION OF CAPITAL STOCK

      The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock


      As of September 30, 1998, there were 19,121,282 shares of Common Stock outstanding and held of record by approximately 100 stockholders.


      Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future. There are no shares of preferred stock outstanding.

Preferred Stock

      As of June 30, 1998, no shares of preferred stock were outstanding. The Board of Directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. See "--Anti-takeover Effects of Certain Provisions of Delaware Law and the Company's Certificate of Incorporation and Bylaws." The Company has no present plans to issue any shares of preferred stock.

Registration Rights


      Certain securityholders of the Company (the "Rightsholders") are entitled to require the Company to register under the Securities Act of 1933, as amended (the "Securities Act"), up to a total of approximately 6,944,578 shares (the "Registrable Shares") of Common Stock (including 530,000 shares of Common Stock issuable upon the exercise of warrants) pursuant to the terms of an Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement"). The Investors' Rights Agreement provides that in the event the Company proposes to register any of its securities under the Securities Act at any time or times, the Rightsholders, subject to certain exceptions, shall be entitled to include Registrable Shares in such registration. However, the managing underwriter of any such offering may exclude for marketing reasons some of such Registrable Shares from such registration. In addition, certain Rightsholders have additional rights, subject to certain conditions and limitations, to require the Company to prepare and file a registration statement under the Securities Act with respect to their Registrable Shares. The Company is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions. The Company has also granted CBS registration rights for all shares issuable to CBS pursuant to the CBS agreement (or upon the exercise of warrants granted pursuant to the CBS agreement) on terms and conditions similar to the registration rights held by the Rightsholders under the Investors' Rights Agreement. In addition, the Company granted to the former GolfWeb and IGO shareholders certain registration rights for the shares of Common Stock issued pursuant to the acquisition of those companies (all of which Shares are being registered under the Registration Statement of which this Prospectus forms a part) on terms and conditions similar to the registration rights held by the Rightsholders under the Investors' Rights Agreement. The Company has agreed with AOL to maintain an effective registration statement with respect to the shares of Common Stock underlying the warrants granted to AOL until the earlier of (i) one year following the earliest of the date on which all of such warrants have been exercised or have expired, or (ii) the date on which AOL no longer holds any shares issuable upon exercise of such warrants.

Anti-Takeover Effects of Certain Provisions of Delaware Law and the Company's Certificate of Incorporation and Bylaws

      The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

      In addition, certain provisions of the Certificate and Bylaws, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

      Classified Board of Directors. The Company's Board of Directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. These provisions, when coupled with the provision of the Certificate authorizing only the Board of Directors to fill vacant directorships or increase the size of the Board of Directors, may deter a shareholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

      Shareholder Action; Special Meeting of Shareholders. The Certificate provides that shareholders may not take action by written consent, but only at duly called annual or special meetings of shareholders. The Certificate further provides that special meetings of shareholders of the Company may be called only by the Chairman of the Board of Directors or a majority of the Board of Directors.

      Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting; provided, that if no annual meeting was held in the previous year or the date of the annual meeting has been changed to be more than 30 calendar days earlier than or 60 calendar days after such anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days nor later than the later of (i) 60 days prior to the annual meeting or (ii) the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever first occurs. The Bylaws also specify certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude shareholders from bringing matters before the shareholders at an annual meeting or from making nominations for directors at an annual meeting.

      Authorized But Unissued Shares. The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.

      The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage The Certificate requires the affirmative vote of the holders of at least 80% of the combined voting power of the outstanding shares of capital stock of the Company entitled to vote for the election of directors to amend or repeal any of the foregoing Certificate provisions. Such 80% shareholder vote is also required to amend or repeal any of the foregoing Bylaws provisions, although such Bylaws provisions may also be amended or repealed by a majority vote of the entire Board of Directors. Such 80% shareholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Limitation of Liability and Indemnification

      The Certificate contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Certificate also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

Shares Eligible For Future Sale


      The Company had 19,121,282 shares of Common Stock outstanding as of September 30, 1998 (assuming no exercise of outstanding options or warrants, and excluding 550,000 shares issued to AOL subsequent to that date). Of these shares, the 8,025,000 sold in the Company's IPO and secondary public offering are freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act (an "Affiliate"), may generally be sold only in compliance with Rule 144 as described below. Approximately 9,317,381 of the outstanding shares of Common Stock (including the Shares being registered hereby) are "restricted securities" as defined under Rule 144 (the "Restricted Shares"), substantially all of which are available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act, or pursuant to this Registration Statement. In addition, certain holders of the Restricted Shares are entitled to certain registration rights. See "--Registration Rights."



      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of
(i) one percent of the then outstanding shares of Common Stock (approximately 191,213 shares as of September 30, 1998) or (ii) the average weekly trading volume in the Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. The Company is unable to estimate the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors. See "Risk Factors--Shares Eligible for Future Sale" and " and "Risk Factors--Possible Volatility of Stock Price."


      Sales of substantial amounts of Restricted Shares, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities.

Transfer Agent and Registrar

      The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, New York, New York.

                                  LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Greenberg Traurig, P.A., Miami, Florida.

                                     EXPERTS

      The consolidated balance sheets of the Company as of December 31, 1996 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 included in this Prospectus and Registration Statement to the extent indicated in their report, have been audited by Arthur Andersen LLP, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and the schedule forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission locate at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

                             ADDITIONAL INFORMATION

      The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedule thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedule filed therewith. Statements contained in this Prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement and the exhibits and schedule thereto may be inspected without charge at the offices of the Commission at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Information concerning the Company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                              SPORTSLINE USA, INC.

                          INDEX TO FINANCIAL STATEMENTS



                                                                                                   Page
                                                                                                   ----
      ANNUAL FINANCIAL STATEMENTS

      Report of Independent Certified Public Accountants........................................    F-2

      Consolidated Balance Sheets as of December 31, 1996 and 1997..............................    F-3

      Consolidated Statements of Operations for the years ended
      December 31, 1995, 1996 and 1997..........................................................    F-4

      Consolidated Statements of Changes in Shareholders' Equity
      for the years ended December 31, 1995, 1996 and 1997......................................    F-5

      Consolidated Statements of Cash Flows for the years ended
      December 31, 1995, 1996 and 1997..........................................................    F-6

      Notes to Consolidated Financial Statements for the years ended
      December 31, 1995, 1996 and 1997..........................................................    F-7

      INTERIM FINANCIAL STATEMENTS

      Consolidated Balance Sheets as of December 31, 1997 and June 30, 1998 (unaudited).........    F-20

      Consolidated Statements of Operations for the three and six months ended
      June 30, 1997 and 1998 (unaudited)........................................................    F-21

      Consolidated Statements of Changes in Shareholders' Equity
      for the six months ended June 30, 1998 (unaudited)........................................    F-22

      Consolidated Statements of Cash Flows for the six months
      ended June 30, 1997 and 1998 (unaudited)..................................................    F-23

      Notes to Consolidated Financial Statements for the six months
      ended June 30, 1998 (unaudited)...........................................................    F-24


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of SportsLine USA, Inc.:

      We have audited the accompanying consolidated balance sheets of SportsLine USA, Inc. (a Delaware corporation) and subsidiary as of December 31, 1996 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SportsLine USA, Inc. and subsidiary as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP


Fort Lauderdale, Florida,
    January 29, 1998.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

                                                                                              December 31,
                                                                                     -------------------------------
                                                                                          1996             1997
                                                                                     --------------   --------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents..................................................       $   15,249,545   $   32,482,039
   Marketable securities......................................................                   --        1,505,909
   Deferred advertising and content costs.....................................                   --          517,084
   Accounts receivable........................................................              672,343        2,214,150
   Prepaid expenses and other current assets..................................              469,753        2,847,561
                                                                                    ---------------  ---------------
      Total current assets....................................................           16,391,641       39,566,743
RESTRICTED CERTIFICATES OF DEPOSIT............................................              138,601          138,601
PROPERTY AND EQUIPMENT, net...................................................            2,883,937        4,169,688
OTHER ASSETS..................................................................              570,078        1,850,605
                                                                                    ---------------  ---------------
                                                                                     $   19,984,257   $   45,725,637
                                                                                    ===============  ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable...........................................................       $      829,125   $    2,001,900
   Accrued liabilities........................................................            1,625,411        3,257,708
   Current portion of capital lease obligations...............................              360,909          501,193
   Current portion of long-term borrowings....................................              226,530          682,159
   Deferred revenue...........................................................              830,478        1,839,962
                                                                                    ---------------  ---------------
      Total current liabilities...............................................            3,872,453        8,282,922
CAPITAL LEASE OBLIGATIONS, net of current portion.............................              358,608          457,700
LONG-TERM BORROWINGS, net of current portion..................................              326,825               --
                                                                                    ---------------  ---------------
        Total liabilities.....................................................            4,557,886        8,740,622
                                                                                    ---------------  ---------------
COMMITMENTS AND CONTINGENCIES (Notes 5 and 8)
SHAREHOLDERS' EQUITY:
   Preferred stock, $0.01 par value, 0 and 1,000,000 shares  authorized,  none
     issued and outstanding as of December 31, 1996 and 1997, respectively....                   --               --
   Series A, B and C convertible preferred stock, $0.01 par value, 14,496,109 and 0 shares authorized, issued and outstanding as of December 31, 1996
     and 1997, respectively...................................................              144,961               --
   Common stock, $0.01 par value, 50,000,000 shares authorized, 3,014,288 and
     15,019,220 issued and outstanding as of December 31, 1996 and 1997,
     respectively.............................................................               30,143          150,192
   Additional paid-in capital.................................................           37,866,158       93,627,062
   Accumulated deficit........................................................          (22,614,891)     (56,792,239)
                                                                                    ---------------- ----------------
      Total shareholders' equity..............................................           15,426,371       36,985,015
                                                                                    ---------------  ---------------
                                                                                     $   19,984,257   $   45,725,637
                                                                                    ===============  ===============





         The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              Year Ended December 31,
                                                                --------------------------------------------------
                                                                    1995               1996               1997
                                                                ------------       ------------       ------------
REVENUE....................................................     $     99,835       $  3,058,416       $ 12,013,702
COST OF REVENUE............................................          818,016          4,232,862         10,430,592
                                                               -------------      -------------      -------------
GROSS MARGIN (DEFICIT).....................................         (718,181)        (1,174,446)         1,583,110
OPERATING EXPENSES:
   Product development.....................................          720,645          1,444,476          2,540,734
   Sales and marketing.....................................        1,455,589          7,115,206         14,018,860
   General and administrative..............................        3,080,956          5,644,036          8,305,517
   Depreciation and amortization...........................          206,279            993,380         11,688,795
                                                               -------------      -------------      -------------
    Total operating expenses...............................        5,463,469         15,197,098         36,553,906
                                                               -------------      -------------      -------------
LOSS FROM OPERATIONS.......................................       (6,181,650)       (16,371,544)       (34,970,796)
INTEREST EXPENSE...........................................          (51,310)          (161,270)          (146,283)
INTEREST AND OTHER INCOME, net.............................          124,534            430,160            939,731
                                                               -------------      -------------      -------------
NET LOSS...................................................     $ (6,108,426)      $(16,102,654)      $(34,177,348)
                                                               ==============     ==============     ==============
NET LOSS PER SHARE - BASIC AND DILUTED.....................    $       (1.59)      $      (2.31)      $     (3.08)
                                                               ==============     ==============     =============
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES
   OUTSTANDING - BASIC AND DILUTED.........................
                                                                   3,835,977          6,971,369         11,107,534
                                                               =============      =============      =============





         The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                  Series A, B and C
                                Convertible Preferred
                                        Stock                Common Stock      Additional
                                --------------------      -----------------      Paid-in    Accumulated
                                Shares        Amount      Shares     Amount      Capital      Deficit        Total
                                ------        ------      ------     ------      -------      -------        -----
Balance, December 31, 1994.           --    $     --      2,600,000  $ 26,000   $2,287,900   $  (403,811)    $1,910,089
Net proceeds from issuance
  of Series A convertible      3,000,000      30,000             --        --    2,883,361            --      2,913,361
  preferred stock..........
Net proceeds from issuance
  of common stock..........           --          --        162,213     1,622    1,633,847            --      1,635,469
Proceeds from issuance of
  common stock warrants....           --          --             --        --       37,500            --         37,500
Non-cash issuance of
  common stock warrants
  pursuant to consulting              --          --             --        --       17,000            --         17,000
  agreements...............
Net loss...................           --          --             --        --           --    (6,108,426)    (6,108,426)
                              ----------   ---------      ---------  --------   ----------   ------------  ------------
Balance, December 31, 1995.    3,000,000      30,000      2,762,213    27,622    6,859,608    (6,512,237)       404,993
Net proceeds from issuance
  of Series B convertible      6,162,776      61,628             --        --   11,031,369            --     11,092,997
  preferred stock..........
Net proceeds from issuance
  of Series C convertible      5,333,333      53,333             --        --   15,873,367            --     15,926,700
  preferred stock..........
Net proceeds from issuance
  of common stock..........           --          --        249,920     2,499    3,519,101             --     3,521,600
Proceeds from exercise of
  common stock options.....           --          --          2,155        22        2,750             --         2,772
Non-cash issuance of
  common stock warrants
  pursuant to consulting              --          --             --        --      579,963             --       579,963
  agreements...............
Net loss...................           --          --             --        --           --    (16,102,654)  (16,102,654)
                              ----------   ---------      ---------  --------  -----------   ------------- -------------
Balance, December 31, 1996.    14,496,109    144,961      3,014,288    30,143   37,866,158    (22,614,891)    15,426,371
Proceeds from issuance of
  common stock.............           --          --      4,398,494    43,985   35,521,195             --     35,565,180
Proceeds from exercise of
  common stock options.....           --          --        42,521        425       33,771             --         34,196
Proceeds from exercise of
  common stock warrants....           --          --       960,000      9,600    7,910,400             --      7,920,000
Conversion of preferred
  stock into common stock..    (14,496,109) (144,961)     5,798,434    57,984       86,977             --             --
Non-cash issuance of
  common stock and common
  stock warrants pursuant             --          --       752,273      7,523    8,293,598             --      8,301,121
  to CBS agreement.........
Non-cash issuance of
  common stock and common
  stock warrants pursuant
  to consulting and                   --          --        53,210        532    3,914,963             --      3,915,495
  advertising agreements...
Net loss...................           --          --            --         --           --    (34,177,348)   (34,177,348)
                              ----------   ---------    ----------   --------  -----------   ------------  -------------
Balance, December 31, 1997.           --   $      --    15,019,220   $150,192  $93,627,062   $(56,792,239) $  36,985,015
                              ==========   =========    ==========   ========  ===========   ============  =============




         The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Year Ended December 31,
                                                                                 ----------------------------------------
                                                                                     1995         1996           1997
                                                                                 -----------  ------------  -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................................    $(6,108,426)  $(16,102,654)  $(34,177,348)
   Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization..........................................        206,279        993,380     11,688,795
     Provision for doubtful accounts........................................             --         27,045         72,513
     Changes in operating assets and liabilities:
      Accounts receivable...................................................        (37,937)      (661,452)    (1,614,320)
      Prepaid expenses and other assets.....................................       (264,152)      (105,535)    (1,832,323)
      Accounts payable......................................................        733,103        137,216      1,172,775
      Accrued liabilities...................................................        351,333      1,160,834      1,632,297
      Deferred revenue......................................................        133,312        567,166      1,009,484
                                                                                -----------   ------------   ------------
     Net cash used in operating activities..................................     (4,986,488)   (13,984,000)   (22,048,127)
                                                                                ------------  -------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of marketable securities........................................             --             --     (1,505,909)
  Purchases of property and equipment.......................................     (1,044,287)    (1,995,550)    (2,430,849)
  Net redemption (purchase) of restricted certificates of deposit...........       (578,067)       439,466             --
                                                                                ------------   -----------   ------------
      Net cash used in investing activities.................................     (1,622,354)    (1,556,084)    (3,936,758)
                                                                                ------------   ------------  -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from  issuance of common stock and common stock  warrants and      1,672,969      3,524,372     43,519,376
    options.................................................................
  Net proceeds from issuance of convertible preferred stock.................      2,913,361     27,019,697             --
  Proceeds (repayment) of term loan.........................................        973,000       (973,000)            --
  Proceeds from long-term borrowings........................................        610,266        424,154        353,326
  Repayment of long-term borrowings.........................................             --       (112,262)      (384,486)
  Repayment of capital lease obligations....................................        (52,579)      (267,977)      (270,837)
                                                                                ------------  ------------   ------------
      Net cash provided by financing activities.............................      6,117,017     29,614,984     43,217,379
                                                                                -----------   ------------   ------------
      Net increase (decrease) in cash and
        cash equivalents....................................................       (491,825)    14,074,900     17,232,494
CASH AND CASH EQUIVALENTS, beginning of period..............................      1,666,470      1,174,645     15,249,545
                                                                                -----------    -----------   ------------

CASH AND CASH EQUIVALENTS, end of period....................................     $1,174,645    $15,249,545   $ 32,482,039
                                                                                ===========    ===========   ============

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
    Non-cash  issuance of common stock and common stock warrants pursuant to
    CBS agreement...........................................................    $        --    $        --   $  8,301,121
                                                                                ===========    ===========   ============

    Non-cash issuance of common stock warrants pursuant to consulting
    agreements..............................................................    $    17,000    $   579,963   $  3,915,495
                                                                                ===========    ===========   ============

    Equipment acquired under capital leases.................................    $   695,145    $   126,125   $    670,178
                                                                                ===========    ===========   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid for interest..................................................    $    51,310    $   145,988   $    175,507
                                                                                ===========    ===========   ============






         The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)   NATURE OF OPERATIONS:

      SportsLine USA, Inc. ("SportsLine") was incorporated on February 23, 1994 and began recognizing revenue from its operations in September 1995. The Company is a leading Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. The Company's flagship site on the World Wide Web (the "Web"), cbs.sportsline.com, delivers real-time, in-depth and compelling sports content and programming that capitalizes on the Web's unique graphical and interactive capabilities. The Company's other Web sites include those devoted to sports superstars, specific sports such as golf, cricket and soccer, international sports coverage and electronic odds and analysis on major sports events.

      The Company distributes a broad range of up-to-date news, scores, player and team statistics and standings, photos and audio and video clips obtained from CBS, Inc. ("CBS") and other leading sports news organizations and the Company's superstar athletes; offers instant odds and picks; produces and distributes entertaining, interactive and original programming such as editorials and analyses from its in-house staff and freelance journalists; produces and offers contests, games, and fantasy league products and fan clubs; and sells sports-related merchandise and memorabilia. The Company also owns and operates a state-of-the-art radio studio from which it produces the only all-sports radio programming broadcast over the Internet, and syndicated to traditional radio stations.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Basis of Consolidation

      The accompanying consolidated financial statements include the accounts of SportsLine USA, Inc. and its subsidiary (the "Company"). The consolidated financial statements include the financial position and results of operations of GolfWeb which the Company acquired on January 29, 1998 (the "GolfWeb Merger"). GolfWeb was a privately-held Internet company that provides golf-related content, interactive entertainment, membership services and merchandise through its golfweb.com site, and its international Web sites targeted to golf enthusiasts in Japan, the United Kingdom, Canada and Australia. The Company is accounting for this transaction using the pooling-of-interests method of accounting, therefore the accounts of GolfWeb have been included retroactively in the consolidated financial statements as if the companies had operated as one entity since inception. The GolfWeb Merger is further discussed in Note 5.

      The following information details the results of operations of SportsLine and GolfWeb for the periods before the pooling-of-interests combination was consummated:


                                                                      Year Ended December 31,
                                                  ---------------------------------------------------------
                                                       1995                1996                    1997
                                                  ---------------       -----------            ------------
           Revenue:
               SportsLine.....................    $        52,097       $   2,436,690          $   10,326,912
               GolfWeb........................             47,738             621,726               1,686,790
                                                  ---------------       -------------          --------------
                                                  $        99,835       $   3,058,416          $   12,013,702
                                                  ===============       =============          ==============
           Net loss:
               SportsLine.....................    $    (5,329,903)      $ (12,855,374)         $ (26,534,621)
               GolfWeb........................           (778,523)         (3,247,280)            (7,642,727)
                                                  ----------------      -------------          -------------
                                                  $    (6,108,426)      $ (16,102,654)         $ (34,177,348)
                                                  ================      ==============         =============
           Net loss per share--basic and diluted:
               SportsLine.....................    $         (1.42)      $       (1.92)         $       (2.54)
               GolfWeb........................              (0.17)              (0.39)                 (0.54)
                                                  ----------------      -------------          -------------
                                                  $         (1.59)      $       (2.31)         $       (3.08)
                                                  ================      =============          =============

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(Continued)

      Cash and Cash Equivalents

      The Company considers all highly liquid temporary cash investments with original maturities of three months or less to be cash equivalents.

      Marketable Securities

      Marketable securities includes highly liquid investments with original maturities in excess of three months. Such marketable securities are carried at cost which approximates market value.

      License and Consulting Agreements

      The cost of license and consulting agreements, which is primarily a result of issuances of warrants to purchase common stock (see Note 6), is being amortized using the straight-line method over the term of the related agreements (from one to ten years) beginning in August 1995, when cbs.sportsline.com first became commercially available. Such costs totaled approximately $222,000, $782,000 and $4,090,000 for the years ended December 31, 1995, 1996 and 1997, respectively. Accumulated amortization on such amounts was approximately $40,000, $200,000 and $1,516,000 at December 31, 1995, 1996 and 1997,
respectively. The current portion of such amounts is reflected in prepaid expenses and other current assets and the long-term portion in other assets in the accompanying consolidated balance sheets. Amortization expense under these agreements amounted to approximately $40,000, $160,000 and $1,316,000 for the years ended December 31, 1995, 1996 and 1997, respectively, and is included in depreciation and amortization expense in the accompanying consolidated statements of operations.

      Property and Equipment

      Property and equipment is carried at historical cost and is being depreciated and amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease period.

      Maintenance and repairs are charged to expense when incurred; betterments are capitalized. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the account and any gain or loss is recognized.

      Accrued Liabilities

      Accrued liabilities include accrued advertising costs of $307,000 and $458,000 as of December 31, 1996 and 1997, respectively.

      Revenue Recognition

      Revenue recognition policies for advertising, membership, content licensing and merchandise are set forth below.

      Advertising Revenue

      Advertising revenue is derived from the sale of advertising on the Company's Web sites. Advertising revenue is recognized in the period the advertisement is displayed, provided that no significant Company obligations remain

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(Continued)

and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions," or times that an advertisement is viewed by users of the Company's Web sites.

      Membership Revenue

      The Company offers monthly and yearly memberships to certain of the proprietary content contained in its Web sites. Potential members are offered a 30-day free trial membership. If such trial membership is not cancelled within the first 30 days, the member is charged and revenue is recognized. For additional fees, members are also eligible to participate in sports contests to win cash prizes and merchandise and join celebrity fan clubs.

      Revenue relating to monthly memberships is recognized in the month the service is provided, except for trial memberships as noted above. Revenue relating to yearly memberships and sports contests is recognized ratably over the life of the membership agreement or contest period. Accordingly, amounts received for which services have not yet been provided are reflected as deferred revenue in the accompanying consolidated balance sheets.

      Content Licensing Revenue

      Content licensing revenue is derived from the licensing of certain of the Company's content to third parties. Content licensing revenue is recognized over the period of the license agreement as the Company delivers its content.

      Merchandise Revenue

      Merchandise revenue is derived from the sale of limited edition memorabilia, licensed apparel and other sports-related products. Merchandise revenue is recognized once the product has been shipped and payment is assured.

      Barter Transactions

      The Company recognizes advertising and content licensing revenue as a result of barter transactions primarily with certain other Internet-related companies. Such revenue is recognized based on the fair value of the consideration received, which generally consists of advertising displayed on the other companies' Web sites. Barter revenue and the corresponding expense is recognized in the period the advertising is displayed.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(Continued)

      Revenue By Type

      Revenue by type for the years ended December 31, 1995, 1996 and 1997 is as follows:

                                                                                Year Ended December 31,
                                                                         ------------------------------------------
                                                                          1995             1996            1997
                                                                         -------       ----------      ------------
        Advertising--cash..............................................  $26,288       $1,509,546      $  5,848,499
        Advertising--barter............................................    3,500          503,973           480,700
        Membership--basic..............................................   28,720          526,026         1,561,193
        Membership--premium services...................................   23,377          356,724         1,139,153
        Content licensing--cash........................................       --               --           104,997
        Content licensing--barter......................................       --               --         1,810,002
        E-commerce....................................................        --          151,497         1,049,008
        Other.........................................................    17,950           10,650            20,150
                                                                         -------       ----------      ------------
                                                                         $99,835       $3,058,416      $ 12,013,702
                                                                         =======       ==========      ============

      Cost of Revenue

      Cost of revenue consists primarily of content and royalty fees, payroll and related expenses for the editorial and operations staff, telecommunications and computer-related expenses for the support and delivery of the Company's services. Royalty payments are paid to certain content providers and technology and marketing partners based on membership levels subject, in certain instances, to specified minimum amounts.

      Sales and Marketing

      Sales and marketing expense consists of salaries and related expenses, advertising, marketing, promotional, business development, public relations expenses, and member acquisition costs. Member acquisition costs consist primarily of the direct costs of member solicitation, including advertising on other Web sites and Internet search engines and the cost of obtaining qualified prospects from direct marketing programs and from third parties. No indirect costs are included in member acquisition costs. In accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 93-7, Reporting on Advertising Costs, the Company may in the future capitalize such direct-response advertising costs if historical evidence is available to indicate that the advertising results in a future benefit. The Company will determine an appropriate amortization period for such costs if capitalization begins. Until that time, all such costs are expensed as incurred. All other advertising and marketing costs are charged to expense at the time the advertising takes place.

      Per Share Amounts

      Net loss per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of all convertible preferred stock (using the if-converted method) and shares issuable upon exercise of stock options and warrants (using the treasury stock method).

      In February 1997, Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share, was issued. SFAS No. 128 simplifies the methodology of computing earnings per share and requires the presentation of basic and diluted earnings per share. The Company's basic and diluted earnings per share are the same, as the Company's common stock equivalents are antidilutive. As the convertible preferred stock was converted upon completion of the Company's initial public offering ("IPO"), such shares have been reflected as common stock for all periods prior to the IPO. SFAS No. 128 was adopted as of December 31, 1997.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(Continued)

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      Fair Value of Financial Instruments

      The Company's financial instruments, primarily consisting of cash and cash equivalents, marketable securities, accounts receivable, restricted certificates of deposit, accounts payable and borrowings, approximate fair value due to their short-term nature and/or market rates of interest.

      Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts receivable. The Company's cash management and investment policies restrict investments to low risk, highly-liquid securities and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. Accounts receivable from customers outside the United States were not material to the Company's financial position or results of operations. The Company performs ongoing credit evaluations and generally requires no collateral. The Company maintains reserves for potential credit losses and such losses have not been significant and have been within management's expectations. The allowance for doubtful accounts amounted to $27,000 and $87,000 at December 31, 1996 and 1997, respectively. As of December 31, 1996 and 1997, management believes that the Company had no significant concentrations of credit risk.

      Impairment of Long-Lived Assets

      In March 1995, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, was issued. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS No. 121 in 1996. The effect of adoption was not material.

      Stock-Based Compensation

      In October 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued. SFAS No. 123 allows either adoption of a fair value based method of accounting for employee stock options and similar equity instruments or continuation of the measurement of compensation cost relating to such plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company has elected to continue to use the intrinsic value based method. Accordingly, pro forma disclosures required to be presented by SFAS No. 123 for companies continuing to utilize the intrinsic value based method are presented in Note 6.

      Reverse Stock Split

      On October 10, 1997, the Board of Directors authorized a 1-for-2.5 reverse stock split of the Company's common stock to become effective upon completion of the IPO of its common stock. Such reverse stock split has been retroactively reflected in all share and per share disclosures in the accompanying consolidated financial statements and notes.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)


      Recent Accounting Pronouncements

      In June 1997, SFAS No. 130, Reporting Comprehensive Income, was issued which is required to be adopted by the Company in the year ended December 31, 1998. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in financial statements and
(b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of statements of financial position. Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. The Company does not believe the implementation of SFAS No. 130 will have a material impact on its financial position or results of operations.

 (3)  PROPERTY AND EQUIPMENT, NET:

      Property and equipment, net consists of the following:

                                                         Estimated                    December 31,
                                                       Useful Lives        ----------------------------------
                                                          (Years)               1996                 1997
                                                       ------------        ------------          ------------
        Computer equipment..........................        2-3            $  3,241,555          $  6,183,819
        Furniture, fixtures and leasehold
           improvements.............................        3-7                 684,298               830,381
                                                                           ------------          ------------
                                                                              3,925,853             7,014,200
        Less--accumulated depreciation and
           amortization.............................                         (1,041,916)           (2,844,512)
                                                                           ------------          ------------
                                                                           $  2,883,937          $  4,169,688
                                                                           ============          ============

      Included in property and equipment is equipment acquired under capital leases amounting to approximately $903,000 and $1,636,000 as of December 31, 1996 and 1997 less accumulated amortization amounting to approximately $360,000 and $713,000, respectively. Depreciation and amortization expense on property and equipment amounted to approximately $187,000, $850,000 and $1,815,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

(4)   BORROWINGS:

      In October 1995, the Company entered into a $1,500,000 equipment line of credit with a bank (the "Equipment Line"). The Equipment Line carries interest at the prime rate plus 1.5% (10% at December 31, 1997) and is payable monthly, interest only through June 1996, and thereafter in 33 equal monthly principal plus interest payments. In addition, the Company is required to comply with certain restrictive covenants which include, among other things, maintenance of certain financial ratios and a cash balance equal to the amount of the outstanding balance of the line of credit. The Company is in compliance with such requirements. The Equipment Line is collateralized by substantially all of the Company's assets. Amounts outstanding under this loan mature in 1998.

      In July 1997, the Company entered into a $2,500,000 equipment line of credit with a leasing company. The equipment line carries interest at the prime rate plus one quarter percent. Borrowings are payable over a period of 36 months. As of December 31, 1997, $600,284 was outstanding.

(5)   SHAREHOLDERS' EQUITY:

      In August 1994, the Company's certificate of incorporation was amended to authorize the issuance of up to 25,000,000 shares of common stock $0.01 par value per share and 1,000,000 shares of preferred stock $0.01 par value per share. In May 1995, the Company's certificate of incorporation was amended and restated to increase the authorized preferred stock to 3,000,000 shares and designate such authorized stock as Series A convertible preferred

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(5)   SHAREHOLDERS' EQUITY:--(Continued)

stock. In March 1996, the Company's certificate of incorporation was amended to increase the authorized preferred stock to 9,162,776 shares, and to designate 6,162,776 shares as Series B convertible preferred stock. In September 1996, the Company's certificate of incorporation was amended to increase the authorized common stock to 50,000,000 shares and to increase the authorized preferred stock to 14,496,109 shares and to designate 5,333,333 shares as Series C convertible preferred stock.

      In May 1995, the Company entered into a stock subscription agreement with a venture capital firm that raised net proceeds of $2,950,861 and resulted in the issuance of 3,000,000 shares of Series A convertible preferred stock and warrants to purchase 300,000 shares of common stock with an exercise price of $5.00 per share. Such warrants were immediately exercisable and expire in May 2000.

      In March 1996, the Company entered into a stock subscription agreement with two venture capital firms and other investors that raised net proceeds of $11,092,997 and resulted in the issuance of 6,162,776 shares of Series B convertible preferred stock.

      In October 1996, the Company entered into a stock subscription agreement with two venture capital firms and other investors that raised net proceeds of $15,926,700 and resulted in the issuance of 5,333,333 shares of Series C convertible preferred stock.

      Upon completion of the Company's IPO on November 13, 1997, the convertible preferred stock converted into common stock at the ratio of 0.4 shares of common stock for each share of preferred stock. All then existing classes of preferred stock ceased to be authorized and were replaced by the preferred stock discussed below.

      On April 14, 1997, the Board of Directors authorized the filing of an Amended and Restated Certificate of Incorporation which became effective upon the completion of the IPO. Pursuant to the terms of the Amended and Restated Certificate of Incorporation, the Board of Directors authorized the issuance of up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The Company has no present plans to issue any shares of preferred stock.

      Stock issued by GolfWeb in 1995, 1996 and 1997 resulted in net proceeds of $1,635,469 (162,213 common shares), $3,523,200 (250,200 common shares), and
$6,911,151 (377,103 common shares), respectively. In addition, GolfWeb issued 53,210 shares in 1997 in exchange for $1,000,000 of advertising.

      In December 1995, an investor guaranteed the $1,500,000 Term Loan (see
Note 4) to the Company by a bank. In return for the guarantee, the Company issued warrants to the investor to purchase 30,000 shares of common stock at a price of $2.50 per share, which were immediately exercisable and expire in December 2000.

      In September 1996, the Company entered into an agreement with an investor to issue warrants to acquire up to 960,000 shares of common stock at an exercise price of $8.25 per share, contingent upon the investor meeting certain conditions. These conditions included providing assistance with new technologies and business expansion opportunities. The Company did not value such warrants at December 31, 1996 as it was unable to estimate if and when the contingencies would be met. On January 30, 1997, the Company's Board of Directors concluded that the warrants were exercisable and placed a value on them of $227,000 using the Black-Scholes option pricing model with a volatility factor of 40%, risk-free interest rate of 5.1% and an estimated life of two months. The Company expects to benefit from the new technologies relating to the warrant issuance over a two-year period and, accordingly, capitalized such costs and is charging them to expense over a two-year period. In March 1997, the investor exercised the warrants resulting in net proceeds to the Company of $7,920,000 and the issuance of 960,000 shares of common stock.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(5)   SHAREHOLDERS' EQUITY:--(Continued)

      In March 1997, the Company entered into a five-year agreement with CBS. In consideration of the advertising and promotional efforts of CBS and its license to the Company of the right to use certain CBS logos and television-related sports content, CBS will receive 3,100,000 shares of common stock over the term of the agreement (752,273, 735,802, 558,988, 567,579 and 485,358 shares in 1997,
1998, 1999, 2000 and 2001, respectively). CBS will also have the right to receive 60% of the Company's advertising revenue on cbs.sportsline.com pages related to certain "signature events" (such as the NCAA Men's Basketball Tournament, the 1998 Winter Olympics, U.S. Open tennis, PGA Tour events and the Daytona 500) and 50% of the Company's advertising revenue on other cbs.sportsline.com pages containing CBS television-related sports content. The CBS agreement also provides that the Company shall issue to CBS on the first business day of each contract year warrants to purchase 380,000 shares of common stock at per share exercise prices ranging from $10.00 in 1997 to $30.00 in 2001. Such warrants are exercisable at any time during the contract year in which they are granted. The value of the advertising and content will be recorded annually in the balance sheet as deferred advertising and content costs and amortized to depreciation and amortization expense over each related contract year. Amounts amortized to expense in 1997 totaled $7,835,000, consisting of amortization relating to advertising of $7,000,000, content of $431,000 and expense related to warrants of $404,000, and are included in depreciation and amortization in the accompanying statement of operations for the year ended December 31, 1997. Total annual amounts to be amortized to expense in accordance with the CBS agreement are as follows:

        1998................................................     $12,001,000
        1999................................................      12,001,000
        2000................................................      15,001,000
        2001................................................      15,001,000
                                                                 -----------
                                                                 $54,004,000

      In November 1997, the Company sold 3,500,000 shares of common stock in the IPO. Of the 3,500,000 shares sold in the IPO, 2,693,549 shares were sold to the public at a price of $8.00 per share and 672,043 shares and 134,408 shares were sold to Intel Corporation and Mitsubishi Corporation, respectively, at a price of $7.44 per share. In December 1997, the underwriters exercised their over-allotment option to purchase an additional 525,000 shares of common stock. The total net proceeds to the Company from the IPO were approximately $30 million.

      In January 1998, CBS exercised its 1997 warrants resulting in net proceeds of $3.8 million to the Company.

      The Company has reserved sufficient shares of its common stock to cover issuance of common stock under the CBS agreement, exercise of common stock warrants and the stock option, incentive compensation and employee stock purchase plans discussed in Note 6.

      On January 29, 1998, in consideration for all of the capital stock of GolfWeb outstanding, SportsLine issued an aggregate of 860,345 shares of SportsLine common stock (including 12,541 shares subject to GolfWeb stock options that were vested and 3,314 shares subject to GolfWeb warrants that were exercisable). In addition, SportsLine assumed all of the outstanding stock options and warrants to purchase capital stock of GolfWeb, which were converted into options and warrants to purchase an aggregate of 53,292 shares (consisting of 12,541 shares subject to vested stock options and 40,751 shares subject to unvested stock options) and 3,314 shares of SportsLine common stock, respectively. Pro forma weighted average common and common equivalent shares outstanding for the periods presented were determined by applying the exchange ratio, adjusted for certain preferred stock conversions which occurred immediately prior to the GolfWeb Merger, to the weighted average GolfWeb common and preferred shares outstanding for each period. All per share data and numbers of shares of the Company's common stock, par value $0.01 per share for all periods included in the consolidated financial statements and notes thereto give retroactive effect to the GolfWeb Merger as if the companies had operated as one entity since inception.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(6)   WARRANTS, STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS:

      Common stock warrants issued in 1995, 1996 and 1997 to non-employees for services rendered primarily under consulting agreements were valued on the date of grant using the Black-Scholes option pricing model. The following is a summary of warrants granted, exercised, canceled and outstanding and the assumptions utilized involving the grants in 1995, 1996 and 1997:

                                        1995                        1996                         1997
                                ---------------------       ----------------------       ---------------------
                                             Weighted                     Weighted                    Weighted
                                             Average                      Average                     Average
                                             Exercise                     Exercise                    Exercise
                                Shares        Price         Shares         Price         Shares        Price
                                ------       --------       ------        --------       ------       --------
Warrants outstanding,
   beginning of year......      430,000       $5.00         812,000          $5.13      1,050,000       $5.23
Granted...................      382,000        5.30         251,000           5.45      1,933,000        8.71
Exercised.................           --          --              --             --       (960,000)       8.25
Canceled..................           --          --         (13,000)          5.00         (5,000)       5.00
                             ----------                  ----------                   -----------
Warrants outstanding
   end of year............      812,000        5.13       1,050,000           5.23      2,018,000        7.16
                             ==========                   =========                     =========

      The range of exercise prices of warrants outstanding at December 31, 1997 was $2.50--$12.50. The weighted average fair value of warrants granted during 1995, 1996 and 1997 was $0.23, $2.25 and $2.83, respectively. There were
1,541,000 warrants exercisable at December 31, 1997.

      Assumptions utilized to value warrants are as follows:


                                     Volatility          Dividend           Risk-Free           Estimated
                                       Factor              Yield          Interest Rates           Lives
                                  -----------------       --------        --------------         ----------
1995 grants....................          40%                 0%             5.6% - 7.0%             4-6
1996 grants....................          40%                 0%             5.3% - 6.6%             4-7
1997 grants....................          40%                 0%             5.7% - 6.7%             1-9

       In 1995, the Company adopted the SportsLine USA, Inc. 1995 Stock Option Plan (the "1995 Plan") under which the Company is authorized to issue a total of 1,200,000 incentive stock options and nonqualified stock options to purchase common stock to be granted to employees, nonemployee members of the Board of Directors and certain consultants or independent advisors who provide services to the Company. Options become exercisable for 25% of the option shares upon the optionee's completion of one year of service, as defined, with the balance vesting in successive equal monthly installments upon the optionee's completion of each of the next 36 months of service. The maximum term of the options is 10 years.

      On April 14, 1997, the Company adopted the 1997 Incentive Compensation Plan (the "Incentive Plan"). Pursuant to the Incentive Plan, the total number of shares of common stock that may be subject to the granting of awards shall be equal to: (i) 2,000,000 shares, plus (ii) the number of shares with respect to awards previously granted under the Incentive Plan that terminate without being exercised, expire, are forfeited or canceled, and the number of shares of common stock that are surrendered in payment of any awards or any tax withholding requirements. The Incentive Plan became effective upon completion of the IPO. The Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, deferred stock, other stock-related awards and performance or annual incentive awards at not less than the fair market value of the underlying common stock that may be settled in cash, stock or other property.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

      A summary of the activity relating to the Company's stock option plans as of December 31, 1995, 1996 and 1997, and changes during the years then ended is presented below:

                                        1995                        1996                         1997
                                ---------------------       ----------------------       ---------------------
                                             Weighted                     Weighted                    Weighted
                                             Average                      Average                     Average
                                             Exercise                     Exercise                    Exercise
                                Shares        Price         Shares         Price         Shares        Price
                                ------       --------       ------        --------       ------       --------
Outstanding at
   beginning of year.........        --    $     --         349,489          $0.67        683,665       $1.42
Granted...................      357,387        0.70         365,738           2.10        904,387        7.50
Exercised.................      (7,898)        1.96          (2,156)          0.83        (42,521)       0.80
Forfeited.................           --          --         (29,407)          0.81        (88,531)       2.60
                             ----------                  ----------                   -----------
Outstanding at end of
   year...................      349,489        0.67         683,664           1.42      1,457,000        5.13
                             ==========                  ==========                   ===========
Options exercisable at
   end of year............       33,200        0.63         118,215           0.66        331,778        1.67
                             ==========                  ==========                   ===========

      The weighted average fair value of options granted during 1995, 1996 and 1997 was $0.25, $1.10 and $3.18, respectively.

      The following table summarizes information about stock options outstanding at December 31, 1997:


                                          Options Outstanding                    Options Exercisable
                         -----------------------------------------------   -------------------------------
                                            Weighted Average    Weighted                         Weighted
      Range of           Outstanding at        Remaining         Average     Exercisable at       Average
     Exercises            December 31,      Contractual Life    Exercise      December 31,        Exercise
       Prices                1997             (in Years)          Price            1997            Price
     ---------           -------------    -------------------   --------     -------------        --------
      $0.63                 454,937              7.66            $ 0.63          265,878           $0.63
       1.96                   9,033              7.99              1.96            5,172            1.96
       3.92                   3,800              8.71              3.92            1,382            3.92
       5.00                 262,468              8.96              5.00           34,676            5.00
       7.84                  24,496              9.11              7.84            4,442            7.84
       8.00                 683,100              9.74              8.00           20,000            8.00
   8.06 to 10.00             15,966              9.50              9.75              228            9.80
  10.13 to 11.31              3,200              9.92             11.02               --              --
                          ---------                                              -------
   0.63 to 11.31          1,457,000              8.92              5.13          331,778            1.67
                          =========                                              =======

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(6)   WARRANTS, STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS:--(Continued)

      Pro forma information is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995, 1996 and 1997, respectively: risk-free interest rates of 5.4% to 6.5%, 6.0% to 6.6% and 5.7% to 6.7%, dividend yield of 0% for all years, expected volatility of 40% for all years and expected life of 4.39 years for all years. The Company's pro forma information follows for the years ended December 31:


                                                            1995               1996               1997
                                                       ----------------   ---------------   ----------------
        Net loss--As reported.......................   $   (6,108,426)    $   (16,102,654)   $   (34,177,348)
                   Pro forma.......................        (6,118,993)        (16,264,844)       (34,663,838)
        Net loss per share--basic and diluted
                   As reported.....................   $         (1.59)    $         (2.31)   $         (3.08)
                   Pro forma.......................             (1.60)              (2.33)             (3.12)

      On April 14, 1997, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan") under which 500,000 shares of common stock are reserved. The Purchase Plan became effective upon completion of the IPO. The Purchase Plan provides eligible employees, as defined therein, the right to purchase shares of common stock. The purchase price per share will be equal to 85% of the fair market value as of certain measurement dates. Such purchases are limited in any calendar year to the lower of 25% of the employee's total annual compensation or $25,000. At December 31, 1997, employees' contributions to the Purchase Plan was approximately $757,000 which will purchase Common Stock on June 30, 1998.

      In January 1996, the Company adopted the SportsLine USA, Inc. Retirement Plan that qualifies under Section 401(k) of the Internal Revenue Code. Under this plan, participating employees, as defined, may defer a portion of their pretax earnings, up to the Internal Revenue Service annual contribution limits. There is currently no matching of employee contributions by the Company.

(7)   INCOME TAXES:

      No provision for Federal and state income taxes has been recorded as the Company has incurred net operating losses through December 31, 1997. At December 31, 1997, the Company had approximately $56,000,000 of net operating loss carryforwards for Federal income tax reporting purposes available to offset future taxable income; such carryforwards expire from 2009 to 2012. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three year period, and separate company limitations relating to the net operating loss carryfowards of GolfWeb.

      Deferred tax assets at December 31, 1996 and 1997 consist primarily of the tax effect of net operating loss carryforwards which amounted to approximately $8,140,000 and $20,720,000, respectively. Other deferred tax assets and liabilities are not significant. The Company has provided a full 100% valuation allowance on the deferred tax assets at December 31, 1996 and 1997 to reduce such deferred income tax assets to zero as it is management's belief that realization of such amounts do not meet the criteria required by generally accepted accounting principles. Management will review the valuation allowance requirement periodically and make adjustments as warranted.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(8)   COMMITMENTS AND CONTINGENCIES:

      The Company leases its office facilities and computer and communications equipment under noncancellable leases that expire on various dates through 2001. The office leases require the Company to pay operating costs, including property taxes and maintenance and include rent adjustment clauses.

      Under the terms of one office lease, the Company has provided a letter of credit to the landlord. The letter of credit is secured by a restricted certificate of deposit of approximately $139,000 as of December 31, 1997.

      Rent expense amounted to approximately $102,000, $198,000 and $570,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

      Future minimum lease payments for all leases are as follows as of December 31, 1997:


                                                                      Capital                 Operating
                                                                 -----------------         --------------

           1998...............................................   $         559,567         $      470,000
           1999...............................................             325,330                241,000
           2000...............................................             164,184                182,000
           2001...............................................                  --                 97,000
                                                                 -----------------         --------------

           Total minimum lease payments.......................           1,049,081         $      990,000
                                                                                           ==============

           Less:  amount representing interest................             (90,188)
                                                                 ------------------

           Lease  obligations  reflected as current  ($501,193)
             and noncurrent ($457,700)........................   $         958,893
                                                                 =================

      The Company has entered into various licensing, royalty and consulting agreements with various content providers, vendors and sports celebrities. The remaining terms of these agreements range from one to ten years. These agreements provide for the payment of royalties, bounties and certain guaranteed amounts on a per member and/or a minimum dollar amount basis. Additionally, some agreements provide for a specified percentage of advertising and merchandising revenue to be paid to the celebrity athlete from whose Web site the revenue is derived. Minimum guaranteed payments required under such agreements are as follows as of December 31, 1997:

         1998..........................................         $ 4,648,000
         1999..........................................           2,595,000
         2000..........................................           1,568,000
         2001..........................................             720,000
         2002..........................................             620,000
         Thereafter....................................           5,000,000
                                                                -----------
                                                                $15,151,000
                                                                ===========

      Certain of the above commitments may be reduced based upon the appreciation of equity instruments issued and the amount of profit sharing earned under the related agreements.

      Effective July 1, 1997, the Company entered into an agreement with America Online Inc. ("AOL") that requires the Company to provide cash consideration and certain content and promotion during the one-year term of the agreement. AOL will provide prominent placement of cbs.sportsline.com on its online service as well as other promotion and advertising. The agreement also provides for a sharing of advertising, merchandise and premium product revenue. Cash commitments related to this agreement are included in the preceding table.

                       SPORTSLINE USA, INC. AND SUBSIDIARY

(8)   COMMITMENTS AND CONTINGENCIES:(Continued)

      On March 25, 1997, Weatherline, Inc. ("Weatherline"), a company that provides pre-recorded weather and sports information by telephone, filed a complaint against the Company in the United States District Court for the Eastern District of Missouri. Weatherline owns a United States trademark registration for the mark "Sportsline" for use in promoting the goods and services of others by making sports information available to customers of participating businesses through the telephone, and claims to have used the mark for this purpose since 1968. The complaint alleges that the Company's use of the mark "SportsLine USA" and other marks utilizing the term "SportsLine" infringes upon and otherwise violates Weatherline's rights under its registered trademark and damages Weatherline's reputation. The complaint seeks a preliminary and permanent injunction against the Company from using marks containing the term "SportsLine" or any other similar name or mark which would be likely to cause confusion with Weatherline's mark. The complaint also seeks actual and punitive damages and attorneys' fees. The Company believes that its use of the "SportsLine" mark and "SportsLine" derivative marks does not infringe upon or otherwise violate Weatherline's trademark rights. The Company has filed an answer in which it denied all material allegations of the complaint and asserted several affirmative defenses. The action is still in the discovery stage, and a trial is currently scheduled for September 1998. The Company intends to vigorously defend itself against the action. The legal costs that may be incurred by the Company in defending itself against this action could be substantial, and the litigation could be protracted and result in diversion of management and other resources of the Company. In a separate matter, a request for an extension of time to oppose the Company's application to register the current version of the SportsLine USA logo has been filed by Weatherline with the United States Patent and Trademark Office ("USPTO"). There can be no assurance that the Company will prevail in the lawsuit or any related opposition proceeding at the USPTO, and an adverse decision in this lawsuit could result in the Company being prohibited from further use and registration of the "SportsLine" mark and "SportsLine" derivative marks and being ordered to pay substantial damages and attorneys' fees to Weatherline, either of which could have a material adverse effect on the Company's business, results of operations and financial condition.

      From time to time, the Company may be involved in other litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently a party to any other legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the Company's consolidated financial position or results of operations.

                      SPORTSLINE USA, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                   (UNAUDITED)


                                                                                      December 31,     June 30,
                                                                                         1997            1998
                                                                                    --------------   --------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents....................................................    $   32,482,039   $   92,189,837
   Marketable securities........................................................         1,505,909       14,456,543
   Deferred advertising and content costs.......................................           517,084        6,413,589
   Accounts receivable..........................................................         2,214,150        5,211,409
   Prepaid expenses and other current assets....................................         2,847,561        2,460,465
                                                                                    --------------   --------------
     Total current assets.......................................................        39,566,743      120,731,843
PROPERTY AND EQUIPMENT, net.....................................................         4,169,688        4,180,075
OTHER ASSETS....................................................................         1,989,206        3,756,000
                                                                                    --------------   --------------
                                                                                    $   45,725,637     $128,667,918
                                                                                    ==============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable................................................................   $     2,001,900   $    1,015,852
   Accrued liabilities..........................................................         3,257,708        4,079,971
   Current portion of capital lease obligations.................................           501,193          453,932
   Current portion of long-term borrowings......................................           682,159               --
   Deferred revenue.............................................................         1,839,962        1,796,953
                                                                                    --------------   --------------
     Total current liabilities..................................................         8,282,922        7,346,708
CAPITAL LEASE OBLIGATIONS, net of current portion...............................           457,700          346,228
                                                                                    --------------   --------------
     Total liabilities..........................................................         8,740,622        7,692,936
                                                                                    --------------   --------------
COMMITMENTS AND CONTINGENCIES (Note 3)
SHAREHOLDERS' EQUITY:
   Preferred stock, $0.01 par value, 1,000,000 shares authorized, none issued
     and outstanding as of December 31, 1997 and June 30, 1998.................                 --              --
   Common stock, $0.01 par value, 50,000,000 shares authorized, 15,019,220 and
     18,932,326 issued and outstanding as of December 31, 1997 and June 30,
     1998, respectively.........................................................           150,192          189,323
   Additional paid-in capital...................................................        93,627,062      194,089,158
   Accumulated deficit..........................................................       (56,792,239)     (73,303,499)
                                                                                    --------------   --------------
     Total shareholders' equity.................................................        36,985,015      120,974,982
                                                                                    --------------   --------------
                                                                                    $   45,725,637     $128,667,918
                                                                                    ==============     ============




         The accompanying notes to onsolidated financial statements are an integral part of these consolidated balance sheets.

                      SPORTSLINE USA, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)


                                             Three Months Ended June 30,             Six Months Ended June 30,
                                         -----------------------------------   ------------------------------------
                                               1997               1998                1997               1998
                                         ----------------   ----------------   ---------------      ---------------
REVENUE.................................. $      2,032,894   $      7,012,871   $     3,507,321      $    13,802,099
COST OF REVENUE...........................       2,265,874          3,970,137         4,151,999            8,384,436
                                          ----------------   ----------------   ---------------      ---------------

GROSS MARGIN (DEFICIT)....................        (232,980)         3,042,734          (644,678)           5,417,663
                                          ----------------   ----------------   ---------------      ---------------
OPERATING EXPENSES:
  Product development.....................         685,149            324,101         1,357,370              713,231
  Sales and marketing.....................       2,737,953          4,630,826         4,969,877            8,993,689
  General and administrative..............       1,737,599          2,924,452         3,397,734            6,139,015
  Depreciation and amortization...........       3,059,938          3,845,512         4,454,265            7,674,310
                                          ----------------   ----------------   ---------------      ---------------

  Total operating expenses................       8,220,639         11,724,891        14,179,246           23,520,245
                                          ----------------   ----------------   ---------------      ---------------
LOSS FROM OPERATIONS......................      (8,453,619)        (8,682,157)      (14,823,924)         (18,102,582)
INTEREST EXPENSE..........................         (39,908)           (26,419)          (73,850)             (53,618)
INTEREST AND OTHER
  INCOME, net.............................         254,431          1,203,714           433,402            1,644,940
                                          ----------------   ----------------   ---------------      ---------------

NET LOSS.................................. $    (8,239,096)  $     (7,504,862)  $   (14,464,372)     $   (16,511,260)
                                           ===============   ================   ===============      ===============

NET LOSS PER SHARE -
  BASIC AND DILUTED......................  $         (0.75)  $          (0.41)  $         (1.43)     $         (0.96)
                                           ===============  =================   ===============      ===============
WEIGHTED AVERAGE COMMON
  AND COMMON EQUIVALENT
  SHARES OUTSTANDING -
  BASIC AND DILUTED.......................      10,935,597         18,250,189        10,128,636           17,170,329
                                           ===============  =================   ===============      ===============



        The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                      SPORTSLINE USA, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                   (UNAUDITED)

                                              Common Stock           Additional
                                      ---------------------------      Paid-in       Accumulated
                                        Shares            Amount       Capital         Deficit               Total
                                      ----------         --------    ------------    ------------        ------------
Balances at December 31, 1997.....    15,019,220         $150,192    $ 93,627,062    $(56,792,239)       $ 36,985,015
                                      ----------         --------    ------------    ------------        ------------

Noncash issuance of common stock
   and warrants pursuant to CBS
   agreement......................       735,802            7,358      11,890,096              --          11,897,454

Net proceeds from exercise of CBS
   warrants.......................       380,000            3,800       3,796,200              --           3,800,000
Net proceeds from exercise of
   warrants.......................        47,916              479         297,770              --             298,249
Issuance of common stock from
   exercise of employee options...        47,303              473          89,667              --              90,140
Net loss..........................            --               --              --      (9,006,398)         (9,006,398)
                                      ----------         --------    ------------    ------------        ------------
Balances at March 31, 1998........    16,230,241          162,302     109,700,795     (65,798,637)         44,064,460
                                      ----------         --------    ------------    ------------        ------------

Net proceeds from secondary offering   2,288,430           22,884      80,817,801              --          80,840,685
Net proceeds from exercise of
   warrants.......................        50,000              500         299,500              --             300,000

Issuance of common stock pursuant
   to the Employee Stock Purchase
   Plan...........................       199,060            1,991       1,351,617              --           1,353,608
Issuance of common stock pursuant
   to the purchase of International
   Golf Outlet ...................        46,924              469       1,646,901              --           1,647,370
Issuance of common stock from
   exercise of employee options...       117,671            1,177         272,544              --             273,721

Net loss..........................            --               --              --      (7,504,862)         (7,504,862)
                                      ----------         --------    ------------    ------------        ------------

Balances at June 30, 1998.........    18,932,326         $189,323    $194,089,158    $(73,303,499)       $120,974,982
                                      ==========         ========    ============    ============        ============





        The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                      SPORTSLINE USA, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)


                                                                                      Six Months Ended June 30,
                                                                                   ------------------------------
                                                                                       1997            1998
                                                                                   -------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.......................................................................  $(14,464,372)      $(16,511,260)
     Adjustments to reconcile net loss to net cash used in operating activities:
        Depreciation and amortization............................................     4,454,265          7,674,310
        Provision for doubtful accounts .........................................        29,679             64,605
        Changes in operating assets and liabilities:
        Accounts receivable......................................................      (406,219)        (3,061,866)
        Prepaid expenses and other current assets................................      (721,895)           133,734
        Accounts payable ........................................................       420,097           (986,048)
        Accrued liabilities .....................................................       822,047            822,263
        Deferred revenue ........................................................       285,595            (43,009)
                                                                                   ------------       ------------
       Net cash used in operating activities.....................................    (9,580,803)       (11,907,271)
                                                                                   ------------       ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of marketable securities, net ....................................            --        (12,950,634)
     Purchases of property and equipment, net....................................    (1,715,856)        (1,139,066)
     Acquisition of business ....................................................            --           (352,630)
     Net redemption of restricted certificates of deposit .......................            --             46,200
                                                                                   ------------       ------------
       Net cash used in investing activities.....................................    (1,715,856)       (14,396,130)
                                                                                   ------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Net proceeds from issuance of common stock and exercise
      of common stock warrants and options.......................................    12,941,591         86,956,403
     Proceeds from long-term borrowings .........................................       125,855                 --
     Repayment of long-term borrowings ..........................................            --           (682,159)
     Repayment of capital lease obligations......................................      (198,034)          (263,045)
                                                                                   ------------       ------------
       Net cash provided by financing activities.................................    12,869,412         86,011,199
                                                                                   ------------       ------------

       Net increase in cash and cash equivalents.................................     1,572,753         59,707,798

CASH AND CASH EQUIVALENTS, beginning of period...................................    15,249,542         32,482,039
                                                                                   ------------       ------------

CASH AND CASH EQUIVALENTS, end of period.........................................  $ 16,822,295       $ 92,189,837
                                                                                   ============       ============

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES:
     Non-cash issuance of common stock and common stock
      warrants pursuant to CBS agreement.........................................  $  8,352,001       $ 11,897,454
     Non-cash issuance of common stock warrants pursuant to
      consulting agreements......................................................  $  2,551,143                 --
                                                                                   ============       ============
     Non-cash issuance of common stock in purchase of IGO .......................            --       $  1,650,000
                                                                                   ============       ============
     Equipment acquired under capital leases ....................................            --       $    104,310
                                                                                   ============       ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid for interest......................................................  $     73,850       $     53,618
                                                                                   ============       ============


        The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                      SPORTSLINE USA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS:

      SportsLine USA, Inc. ("SportsLine") was incorporated on February 23, 1994 and began recognizing revenue from its operations in September 1995. The Company is a leading Internet-based sports media company that provides branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide. The Company's flagship site on the World Wide Web (the "Web"), cbs.sportsline.com, delivers real-time, in-depth and compelling sports content and programming that capitalizes on the Web's unique graphical and interactive capabilities. The Company's other Web sites include those devoted to sports superstars, specific sports such as golf, cricket and soccer, international sports coverage and electronic odds and analysis on major sports events.

      The Company distributes a broad range of up-to-date news, scores, player and team statistics and standings, photos and audio and video clips obtained from CBS and other leading sports news organizations and the Company's superstar athletes; offers instant odds and picks; produces and distributes entertaining, interactive and original programming such as editorials and analyses from its in-house staff and freelance journalists; produces and offers contests, games, and fantasy league products and fan clubs; and sells sports-related merchandise and memorabilia. The Company also owns and operates a state-of-the-art radio studio from which it produces the only all-sports radio programming that is broadcast via the Internet and syndicated to traditional radio stations.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Basis of Presentation

      The accompanying unaudited consolidated financial statements include the accounts of SportsLine USA, Inc. and its subsidiaries (the "Company"). The consolidated financial statements include the financial position and results of operations of GolfWeb, which the Company acquired in January 1998 (the "GolfWeb Merger"). GolfWeb was a privately-held Internet company that provides golf-related content, interactive entertainment, membership services and merchandise through its golfweb.com site, and its international Web sites targeted to golf enthusiasts in Japan, the United Kingdom, Canada and Australia. The Company accounted for this transaction using the pooling-of-interests method of accounting, therefore the accompanying 1997 consolidated financial statements have been restated to include the accounts of GolfWeb as if the companies had operated as one entity since inception. The consolidated financial statements also include the financial position and results of operations of International Golf Outlet, Inc., acquired in June 1998 (the "IGO Merger"). The Company accounted for this transaction using the purchase method of accounting. The purchase resulted in goodwill of $1,960,000 which is included in other assets in the Company's consolidated balance sheet. Such goodwill is being amortized over an estimated life of ten years.

      In the opinion of management, the unaudited consolidated interim financial statements contain all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Company at June 30, 1998, and the results of operations and cash flows for the three months and the six months ended June 30, 1997 and 1998. The consolidated balance sheet at December 31, 1997 has been derived from the audited financial statements at that date.

      Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations.

      These financial statements should be read in conjunction with the Company's audited financial statements included in the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. The results of operations for the three and the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire fiscal year ending December 31, 1998.

                      SPORTSLINE USA, INC. AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(Continued)

      Per Share Amounts

      In February 1997, Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share, was issued. SFAS No. 128 simplifies the methodology of computing earnings per share and requires the presentation of basic and diluted earnings per share. The Company's basic and diluted earnings per share are the same, since inclusion of the Company's common stock equivalents would be antidilutive. The Company's previously outstanding convertible preferred stock was converted upon completion of the Company's initial public offering ("IPO") in November 1997. Accordingly, such shares have been reflected as common stock for all periods prior to the IPO. SFAS No. 128 was adopted as of December 31, 1997.

      Net loss per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of all convertible preferred stock (using the if-converted method) and shares issuable upon exercise of stock options and warrants (using the treasury stock method). There were 2,653,136 and 3,995,915 options and warrants outstanding at June 30, 1997 and 1998, respectively, that could potentially dilute earnings per share in the future. Such options and warrants were not included in the computation of diluted earnings per share because to do so would have been antidilutive for those periods.

      Revenue by Type

      Revenue by type for the three and the six months ended June 30, 1997 and 1998 is as follows:

                                                  Three Months Ended                   Six Months Ended
                                                        June 30,                            June 30,
                                                 ---------------------               --------------------
                                                 1997             1998               1997            1998
                                                 ----             ----               ----            ----
Advertising..................................  $1,184,651       $4,134,195        $1,966,791      $ 8,553,057
E-commerce...................................     252,076          573,686           408,812        1,041,458
Membership and premium services..............     537,015        1,103,168         1,057,564        2,112,104
Content licensing and other..................      59,152        1,201,822            74,154        2,095,480
                                               ----------       ----------        ----------      -----------
                                               $2,032,894       $7,012,871        $3,507,321      $13,802,099
                                               ==========       ==========        ==========      ===========

      Barter transactions, in which the Company received advertising or other services or goods in exchange for content or advertising on its Web sites, accounted for approximately 1% and 19% of total revenue for the three months ended June 30, 1997 and 1998, respectively. Barter transactions accounted for 2% and 17% of total revenue for the six months ended June 30, 1997 and 1998, respectively.

      Recent Accounting Pronouncements

      In June 1997, SFAS No. 130, Reporting Comprehensive Income, was issued which was adopted by the Company as of January 1, 1998. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of statements of financial position. Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. Comprehensive income equals the net loss for all periods presented.

      In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. SFAS No. 131 is effective for financial

                      SPORTSLINE USA, INC. AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:--(Continued)

statements for periods beginning after December 31, 1997. Currently, the Company does not believe it has any separately reportable business segments.

      In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in the statement of operations unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the provision of SFAS No. 133 as of the beginning of any fiscal quarter after issuance. SFAS No. 133 cannot be applied retroactively, and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. The Company has not yet adopted SFAS No. 133 and presently does not have any derivative instruments.

(3) COMMITMENTS AND CONTINGENCIES:


      On March 25, 1997, Weatherline, Inc. ("Weatherline"), a company that provides pre-recorded weather and sports information by telephone, filed a complaint against the Company in the United States District Court for the Eastern District of Missouri. Weatherline owned a United States trademark registration for the mark "Sportsline" for use in promoting the goods and services of others by making sports information available to customers of participating businesses through the telephone, and claimed to have used the mark for this purpose since 1968. The complaint alleged that the Company's use of the mark "SportsLine USA" and other marks utilizing the term "SportsLine" infringed upon and otherwise violated Weatherline's rights under its registered trademark and damaged Weatherline's reputation. In October 1998, the Company and Weatherline settled this action. In connection with the settlement, Weatherline will assign to the Company its United States trademark registration for the mark "Sportsline." The Company will record a non-recurring charge of approximately $1.1 million associated with such settlement in the third quarter of 1998. The Company believes that it will collect insurance proceeds to offset a portion of the settlement expenses, including certain legal fees; however, there can be no assurance that the Company will be able to collect such proceeds.


      From time to time, the Company may be involved in other litigation relating to claims arising out of its operations in the normal course of business. The Company is not currently a party to any other legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the Company's consolidated financial position or results of operations.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.      Other Expenses of Issuance And Distribution.

      The Company estimates that expenses payable by it in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:



           Securities and Exchange Commission registration fee..................             $13,035
           Printing expenses....................................................               1,500
           Accounting fees and expenses.........................................               5,000
           Legal fees and expenses..............................................              20,000
           Miscellaneous........................................................                 465
                                                                                             -------
                Total...........................................................             $40,000
                                                                                              ======


      All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimated.

      The Company will pay all expenses of registration of the shares being sold by the Selling Shareholders, excluding fees and expenses of counsel, if any, to the Selling Shareholders, any commissions, discounts or concessions, and transfer or other taxes, which shall be borne by the Selling Shareholders.

Item 14.      Indemnification of Directors and Officers.

      The Company has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided in such statute. The Company's Amended and Restated Certificate of Incorporation, incorporated by reference as Exhibit 3.2 to this Registration Statement, provides that the Company shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Company has also entered into an agreement with each of its directors and certain of its officers, in the form incorporated by reference in this Registration Statement as Exhibit 10.2, wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

      At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Item 15.      Recent Sales of Unregistered Securities.

      The registrant has issued and sold the following securities during the past three years without registration under the Securities Act:

      (1) In March 1996, the registrant issued to Alliance Technology Venture, L.P., ATV/MFJ Parallel Fund, L.P., TCI Online Holdings, Inc., Reuters NewMedia Inc., New York Life Insurance Company, Antares Capital Fund II Limited Partnership, Transatlantic Venture Partners, C.V., Kleiner Perkins Caufield & Byers VII, KPCB VII Founders Fund, KPCB Information Sciences Zaibatsu Fund II, Stanford University, Chase 1991 Revocable Trust and Richard A. Petit a total of 6,162,776 shares of Series B Preferred Stock for aggregate cash consideration of $11,092,996. The registrant also issued to TCI Online Sports Holdings, Inc. warrants to purchase an additional 1,011,277 shares of Common Stock, which warrants expired unexercised in September 1996.

      (2) In September 1996, the registrant issued to Alliance Technology Venture, LP, ATV/MFJ Parallel Fund, L.P., Reuters NewMedia Inc., New York Life Insurance Company, Antares Capital Fund II Limited Partnership, Transatlantic Venture Partners, CV, Kleiner Perkins Caufield & Byers VII, KPCB Information Sciences Zaibatsu Fund II, Stanford University, Chase 1991 Revocable Trust, Natio Vie Development II, Natio Nouveaux Marches Europe and US WEST Interactive Services, Inc. a total of 5,333,333 shares of Series C Preferred Stock for aggregate cash consideration of $15,999,999. The registrant also issued to US West Interactive Services, Inc. warrants to purchase 960,000 shares of Common Stock, which warrants were exercised in March 1997.

      (3) In March 1997, the registrant issued to CBS Inc. 752,273 shares of Common Stock and warrants to purchase 380,000 shares of Common Stock. The consideration for such shares and warrants consisted of licenses to CBS logos and content and CBS's agreement to provide the registrant specified minimum amounts of advertising and promotion.

      (4) In January 1998, the registrant issued to CBS Inc. 735,802 shares of Common Stock and warrants to purchase 380,000 shares of Common Stock. The consideration for such shares and warrants consisted of licenses to CBS logos and content and CBS's agreement to provide the registrant specified minimum amounts of advertising and promotion.

      (5) Between September 1995 and September 1998 (excluding the securities mentioned elsewhere in this section), the registrant issued warrants to purchase shares of Common Stock to: Comdisco, Inc. (October 1, 1995, 16,000), Sports Byline USA (November 30, 1995, 4,000), Kleiner Perkins Caufield & Byers VII (December 13, 1995, 30,000), Bill Walton (January 31, 1996, 6,000), Arnold
Palmer Enterprises, Inc. (February 26, 1996, 10,000), Keyshawn Johnson (February 29, 1996, 4,000), Armato-Is-Shaq Enterprises LLC (April 1, 1996, 80,000), Jerry Rice (April 1, 1996, 16,000), Sports Management Group (April 1, 1996, 4,000), Gabrielle Reece (May 31, 1996, 10,000), Pistol Pete, Inc. (May 31, 1996, 10,000), BNI (June 1, 1996, 5,000), Big Sky, Inc. (June 1, 1996, 20,000), Jim
Lampley (August 29, 1996, 10,000), John Daly (August 31, 1996, 20,000), Michael
P. Schulhof (September 27, 1996, 40,000), Wayne Gretzky (October 31, 1996, 10,000), Gerry Hogan (November 15, 1996, 40,000), Emerson Fittipaldi (January 1, 1997, 10,000), Richard Horrow (January 17, 1997, 10,000), Cal Ripken, Jr.
(February 28, 1997, 10,000), Edward DeBartolo (February 28, 1997, 40,000),
Carmen Policy (February 28, 1997, 40,000), International Management Group
(June 1, 1996, 2,000; June 11, 1997, 29,207; September 30, 1997, 6,000 and
November 13, 1997, 3,200), Michael Jordan (June 20, 1997, 160,000), ETW Corp.
(July 1, 1997, 80,000), Shaquille O'Neal (November 1, 1997, 56,000), Leonard Armato (November 1, 1997, 56,000), Bruce Binkow (November 1, 1997, 14,000), Gary Uberstine (November 1, 1997, 14,000), Lisa L. Enterprises, Inc. (August 3, 1998, 17,000) and Management Plus Enterprises (August 3, 1998, 3,000) principally in exchange for advisory and consulting services and, in the case of warrants issued to Comdisco, Inc. and Kleiner Perkins Caufield & Byers VII, for providing the registrant equipment financing and the guarantee of debt incurred by the registrant, respectively.

      (6) In January 1998, the Company issued to CBS Inc. 735,802 shares of Common Stock and warrants to purchase 380,000 shares of Common Stock. The consideration for such shares and warrants consisted of licenses to CBS logos and content and CBS's agreement to provide the Company specified minimum amounts of advertising and promotion. In addition, upon exercise of warrants that were granted to CBS Inc. in March 1997, the Company issued to CBS Inc. 380,000 shares of Common Stock for aggregate cash consideration of $3,800,000.

      (7) In January 1998, in partial consideration of the Company's acquisition of all of the outstanding capital stock of GolfWeb, the Company issued to the stockholders of GolfWeb 844,490 shares of Common Stock.

      (8) In April 1998, the Company issued 14,116 shares of Common Stock to Comdisco, Inc. pursuant to a cashless exercise of a warrant pursuant to its terms.

      (9) In June 1998, in consideration of the Company's acquisition of all of the outstanding capital stock of IGO, the Company issued to the stockholders of IGO 46,924 shares of Common Stock.

      (10) In August 1998, in consideration of the right of the Company to host the official PGA Championship Web site, the Company issued 7,882 shares of Common Stock and warrants to purchase 45,320 shares of Common Stock to PGA Interactive LLC.

      (11) In August 1998, in consideration of the Company's acquisition of an Internet domain name and service mark, the Company issued 10,050 shares of Common Stock to Greg McLemore.


      (12) In October 1998, the Company issued to America Online, Inc. ("AOL") 550,000 shares of Common Stock and granted to AOL warrants to purchase 900,000 shares of Common Stock. The consideration for such shares and warrants consisted of the rights and benefits granted to the Company under the AOL Agreement.

      (13) During the period from January 1, 1998 through September 1, 1998, upon exercise of warrants, the Company issued a total of 167,073 shares of Common Stock for aggregate cash consideration of $1,101,069, including (i) 40,000 shares of Common Stock to ETW Corp. for cash consideration of $300,000;
(ii) 10,000 shares of Common Stock to Arnold Palmer Enterprises, Inc. for cash consideration of $50,000; (iii) 9,250 shares of Common Stock to Wayne Gretzky for cash consideration of $46,250; (iv) 49,323 shares of Common Stock to International Management Group for cash consideration of $337,319; (v) 5,000 shares of Common Stock to Gabrielle Reece for cash consideration of $25,000;
(vi) 5,000 shares of Common Stock to Lee Kolligian for cash consideration of $25,000; (vii) 10,000 shares of Common Stock to William Morris Agency for cash consideration of $100,000; (viii) 20,000 shares of Common Stock to James Walsh for cash consideration of $100,000; (ix) 8,500 shares of Common Stock to Pistol Pete, Inc. for cash consideration of $42,500; and (x) 10,000 shares of Common Stock to Emerson Fittipaldi for cash consideration of $75,000.


      No underwriter was involved in any of the above sales of securities. All of the above securities were issued in reliance upon the exemption set forth in
Section 4(2) of the Securities Act on the basis that they were issued under circumstances not involving a public offering, or, in the case of certain options and warrants to purchase Common Stock, Rule 701 of the Securities Act.

Item 16.      Exhibits and Financial Statement Schedules.

      (a) Exhibits:

   Exhibit      Description
   -------      -----------
      3.1       Amended and Restated Certificate of Incorporation (1)

      3.2       Form of Amended and Restated Bylaws (3.2) (2)

      5.1 Opinion of Greenberg Traurig, P.A. as to the legality of the securities being registered (1)

     10.1       1995 Stock Option Plan (10.1) (2)

     10.2 Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (10.2) (2)

     10.3       1997 Incentive Compensation Plan (10.3) (2)

     10.4       Employee Stock Purchase Plan (10.4) (2)

     10.5 Amended and Restated Investors' Rights Agreement dated as of September 25, 1996, among the Registrant, the holders of the Registrant's Series A, Series B and Series C Preferred Stock, The Estate of Burk Zanft and Michael Levy (10.5) (2)

     10.6 Agreement dated March 5, 1997 between the Registrant and CBS Inc. (10.6) (2)

     10.7 Licensing Agreement dated September 27, 1996 between the Registrant and US WEST Interactive Services, Inc. (10.7) (2)

     10.8 Marketing Agreement dated March 12, 1996 between the Company and Reuters NewMedia, Inc. (10.8) (2)

     10.9 Guaranty dated December 1995 executed by Kleiner Perkins Caufield & Byers (10.9) (2)

     10.10 Consulting Agreement dated September 1, 1994, between the Registrant and Horrow Sports Ventures (10.10) (2)

     10.11 Agreement dated June 1996 between the Registrant and Michael P. Schulhof (10.11) (2)

     10.12 Agreement dated August 1994 between the Registrant and Planned Licensing, Inc. (10.12) (2)

     10.13 Employment Agreement dated as of September 1, 1997, between the Registrant and Kenneth W.Sanders (10.13) (2)

     10.14+ Advisory Agreement dated June 20, 1997 among the Registrant, Michael Jordan and Falk Associates Management Enterprises (10.14) (2)


     10.15+ Advisory Agreement dated July 1, 1997 between the Registrant and ETW Corp. (10.15) (2)

     10.16+ Interactive Services Agreement dated July 1, 1997 between the Registrant and America Online, Inc. (10.16) (2)

     10.17+ Amendment to Advisory Agreement and Warrants dated November 7, 1997 between the Registrant, Michael Jordan and FAME, Inc. (10.17) (2)

     10.18      Stock Option between the Registrant and Gerry Hogan (10.19) (3)

   Exhibit      Description
   -------      -----------
     10.19      Agreement and Plan of Merger dated as of January 15, 1998, among the Registrant and GolfWeb (excluding Exhibits thereto), and Amendment No. 1 to the Merger Agreement dated of January 29,
                1998, among the Registrant, GolfWeb.Com, Inc. and GolfWeb (2.1;
                2.2) (4)

     10.20 Employment Agreement dated as of June 15, 1998, between the Registrant and Michael Levy (10.1) (5)

     10.21 Form of Letter Agreement entered into between the Registrant and each of Kenneth W. Sanders and Mark J. Mariani (10.2) (5)

     21.1       Subsidiaries of Registrant (1)


     23.1       Consent of Arthur Andersen LLP (6)


     23.2 Consent of Greenberg Traurig, P.A. (included in its opinion filed as Exhibit 5.1) (1)


     24.1       Power of Attorney (included on signature page) (1)


-------------


(1)  Previously filed.

(2) Incorporated by reference to an exhibit shown in the preceding parentheses and filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-25259).
(3) Incorporated by reference to an exhibit shown in the preceding parentheses and filed with the Registrant's Registration Statement on Form S-8 (Registration No. 333-46029).
(4) Incorporated by reference to the exhibit shown in the preceding parentheses and filed with the Company's Report on Form 8-K (Event of January 29,
     1998).
(5) Incorporated by reference to the exhibit shown in the preceding parentheses and filed with the Company's Report on Form 10-Q for the quarterly period ending June 30, 1998.

(6)  Filed herewith.

+ Certain provisions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.

      (b)  Financial Statement Schedules:

      All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission (the "Commission") are not required under the related instructions, the required information is contained in the financial statements and notes thereto or are not applicable, and therefore have been omitted.

Item 17.      Undertakings

      (a)  The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.


           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on October 19, 1998.



                                            SPORTSLINE USA, INC.



                                            By: /s/ Michael Levy
                                                --------------------------------
                                                    Michael Levy, President and
                                                    Chief Executive Officer


                                POWER OF ATTORNEY





         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.




         Signature                                            Title                                Date
         ---------                                            -----                                ----



/s/ Michael Levy                       President, Chief Executive Officer             October 19, 1998
----------------------------------     and Director (principal executive officer)
Michael Levy



/s/ Kenneth W. Sanders                 Senior Vice President and Chief                October 19, 1998
----------------------------------     Financial Officer (principal financial
Kenneth W. Sanders                     and accounting officer)



*                                      Director                                       October 19, 1998
----------------------------------
Thomas Cullen



*                                      Director                                       October 19, 1998
----------------------------------
Gerry Hogan



*                                      Director                                       October 19, 1998
----------------------------------
Richard B. Horrow





                                       Director
----------------------------------
Joseph Lacob



*                                       Director                                       October 19, 1998
----------------------------------
Sean McManus



*                                       Director                                       October 19, 1998
----------------------------------
Andrew Nibley



                                        Director
----------------------------------
Derek Reisfield



*                                      Director                                        October 19, 1998
----------------------------------
Michael P. Schulhof



*                                       Director                                       October 19, 1998
----------------------------------
James C. Walsh




*By: /s/ Michael Levy
---------------------------------
    Michael Levy
    as Attorney-in-Fact


                                 EXHIBIT INDEX



   Exhibit      Description
   -------      -----------

     23.1       Consent of Arthur Andersen LLP